Exhibit 4.6

CONFIDENTIAL

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AVG TECHNOLOGIES USA, INC.,

DERAILLEUR ACQUISITION CORPORATION,

WAVEMARKET, INC.,

AND

FORTIS ADVISORS LLC, AS THE HOLDER REPRESENTATIVE,

AND

WITH RESPECT TO ARTICLE IV, ARTICLE VII, ARTICLE VIII, ARTICLE IX, ARTICLE X, AND SECTIONS 2.3, 2.8,

5.2, 5.6, 5.8, 5.15, 5.19 AND 5.20, AVG TECHNOLOGIES N.V.

DATED AS OF SEPTEMBER 2, 20141

(1)	Confidential treatment has been requested for redacted portions of this exhibit. This copy omits the information subject to the confidentiality request. Omissions are designated [***]. A complete version of this exhibit has been provided separately to the Securities and Exchange Commission.

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i

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3.29 Customers; Distributors	51
3.30 Company Customer Information	51
3.31 Governmental Authorization	51
3.32 Foreign Corrupt Practices Act	51

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ULTIMATE PARENT, PARENT AND MERGER SUB	51

4.1 Organization of Ultimate Parent, Parent and Merger Sub	52
4.2 Authority	52
4.3 Consents	52
4.4 No Conflict	53
4.5 Interim Operations of Merger Sub	53
4.6 Financial Ability	53
4.7 Litigation	54

ARTICLE V CERTAIN COVENANTS	54

5.1 Conduct of Business of the Company	54
5.2 Access to Information	55
5.3 Confidentiality; Potential Buyers	56
5.4 Public Disclosure	56
5.5 Consents	56
5.6 Antitrust Filings	57
5.7 Conditions to the Merger; Further Assurances	58
5.8 CFIUS Joint Voluntary Notice	58
5.9 Notification of Certain Matters	58
5.10 Closing Indebtedness	59
5.11 No Solicitation	59
5.12 Certain Employment Matters	59
5.13 Section 280G Approval	60
5.14 Tax Matters	60
5.15 Indemnification of Directors and Officers of the Company	62
5.16 Resignation of Officers and Directors	62
5.17 Stockholder Approval	63
5.18 Certain Deliveries	63
5.19 Ultimate Parent Shareholder Approval	64
5.20 Debt Financing	64
5.21 Spreadsheet	66
5.22 Employee Bonus Pool	67
5.23 Commercial Agreement Amendment	67
5.24 Class B Common Stock Agreement	67
5.25 Termination of Investor Agreements	68

ARTICLE VI CONDITIONS TO THE MERGER	68

6.1 Conditions to the Obligations of the Company	68
6.2 Conditions to the Obligations of Parent and Merger Sub	69

ARTICLE VII INDEMNIFICATION	71

7.1 Survival of Representations, Warranties and Covenants	71
7.2 Indemnification	72
7.3 Limitations	73
7.4 Procedures	75

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7.5 Merger Consideration Adjustment	77
7.6 Holder Representative; Power of Attorney	77
7.7 No Subrogation	80
7.8 Release of Remaining Escrow Amount	80

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER	80

8.1 Termination	80
8.2 Effect of Termination	82
8.3 Amendment	83
8.4 Extension; Waiver	83

ARTICLE IX DEFINITIONS, CONSTRUCTION, ETC.	83

9.1 Definitions	83
9.2 Construction	103

ARTICLE X GENERAL PROVISIONS	103

10.1 Notices	103
10.2 Entire Agreement	104
10.3 Severability	105
10.4 Specific Performance	105
10.5 Expenses	105
10.6 Successors and Assigns; Parties in Interest	105
10.7 Waiver	106
10.8 Governing Law; Venue	106
10.9 Certain Waivers	107
10.10 Other Remedies	107
10.11 Counterparts; Facsimile Delivery	107
10.12 Attorneys’ Fees	107
10.13 Attorney-Client Privilege	108
10.14 Time of the Essence	108
10.15 No Additional Representations	108
10.16 Limited Guaranty	108

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INDEX OF EXHIBITS AND SCHEDULES

Exhibits and Schedules	Description

Exhibit A	Form of Certificate of Incorporation of Surviving Corporation
Exhibit B	Deferred Merger Consideration Payout Schedule
Exhibit C	Current Carriers and Products
Exhibit D	Form of Escrow Agreement
Exhibit E-1	Form of Unvested Company Option Letter of Transmittal
Exhibit E-2	Form of Unvested Stockholder Letter of Transmittal
Exhibit E-3	Form of Vested Optionholder Subject to Employment Tax Letter of Transmittal
Exhibit E-4	Form of Vested Optionholder Not Subject to Employment Tax Letter of Transmittal
Exhibit E-5	Form of Stockholder Letter of Transmittal
Exhibit F	Employee Notes
Exhibit G	[Reserved]
Exhibit H	Form of Stockholder Consent
Exhibit I	Form of Consent and Waiver
Exhibit J	Employee Bonus Pool
Exhibit K	Form of Opinion of Counsel
Exhibit L	Specified Matter
Exhibit M	Form of Telefonica Amendment
Exhibit N	Key Employees
Schedule 5.5	Consents
Schedule 6.2(j)	Required Third Party Consents
Schedule 8.3	Requisite Company Indemnifying Parties
Schedule 9.1(a)	Excluded Closing Indebtedness

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AGREEMENT AND PLAN OF MERGER

This Agreement And Plan Of Merger (as amended, restated or supplemented from time to time, this “Agreement”) is made and entered into as of September 2, 2014 by and among AVG Technologies USA, Inc., a Delaware corporation (“Parent”), Derailleur Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), WaveMarket, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, as Holder Representative, and, with respect to Article IV, Article VII, Article VIII, Article IX, Article X, and Sections 2.3, 2.8, 5.2, 5.6, 5.8, 5.15, 5.19 and 5.20, AVG Technologies N.V., a company formed pursuant to the laws of The Netherlands (“Ultimate Parent”).

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A. Parent, Merger Sub and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with the Company as the surviving corporation of the Merger.

B. The Company Board (as defined herein) has unanimously (i) determined that the Merger is in the best interests of the Company and the Company Stockholders, and (ii) approved and declared advisable the Merger and the other transactions contemplated by this Agreement, in each case, upon the terms and subject to the conditions set forth in this Agreement (the “Company Board Approval”) and (iii) recommended that the Company Stockholders adopt this Agreement.

C. The boards of directors of (A) Ultimate Parent, Parent and Merger Sub have unanimously (i) determined that the Merger is in the best interests of their respective companies and shareholders, and (ii) each approved and declared advisable the Merger and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement (collectively, the “Buyer Board Approvals”), and (B) Ultimate Parent has unanimously resolved that it will recommend that the shareholders of Ultimate Parent approve the Merger as set out in this Agreement (the “Ultimate Parent Board Recommendation”), in each case as to Ultimate Parent, with such approvals and recommendations both at the management board level (raad van bestuur) and the supervisory board level (raad van commissarissen).

D. To induce Parent and Merger Sub to enter into this Agreement, each of the Key Employees has accepted an offer of employment with the Hiring Affiliate and has executed and delivered all agreements and other documents required by Parent relating to such employment.

Now, Therefore, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a majority-owned subsidiary of Parent. The surviving corporation after the Merger is sometimes referred to herein as the “Surviving Corporation.”

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1.2 Effective Time. Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place as promptly as practicable, but no later than (a) three (3) Business Days, following the satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), by facsimile, electronic or courier delivery at the offices of Sideman & Bancroft LLP, One Embarcadero Center, 22nd Floor, San Francisco, California, unless another place or date is agreed to by Parent and the Company; provided, that, if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their terms cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions), then the Closing shall occur on the earlier of (i) a date during the Marketing Period specified by Parent on no fewer than two (2) Business Days prior written notice to the Company, and (ii) the final day of the Marketing Period, or (b) such other date as Parent and the Company mutually agree. The date upon which the Closing occurs is herein referred to as the “Closing Date.” On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a properly completed and executed Certificate of Merger satisfying the requirements of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of the State of Delaware of such filing being referred to herein as the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights and property of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts and liabilities of the Company and Merger Sub shall become debts and liabilities of the Surviving Corporation.

1.4 Certificate of Incorporation; By-laws.

(a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety in the form of Exhibit A until thereafter amended as provided by applicable Law and such Certificate of Incorporation.

(b) At the Effective Time, the By-laws of Merger Sub shall be the By-laws of the Surviving Corporation until thereafter amended.

1.5 Directors and Officers. At the Effective Time and by virtue of the Merger, the director(s) of Merger Sub immediately prior to the Effective Time shall become the initial director(s) of the Surviving Corporation (which will include the current Chief Executive Officer of the Company), each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation. At the Effective Time and by virtue of the Merger, the officers of the Company immediately prior to the Effective Time shall become the initial officers of the Surviving Corporation, each to hold office in accordance with the By-laws of the Surviving Corporation.

ARTICLE II

MERGER CONSIDERATION; ESCROW; EFFECT ON COMPANY CAPITAL STOCK

2.1 Effect of Merger on the Securities of the Company.

(a) Effect on Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Company Stockholders, each share of Company Converted Capital Stock issued and outstanding immediately prior

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to the Effective Time (excluding any Dissenting Shares) shall be cancelled and extinguished and shall be converted into the right to receive (without interest and less any applicable Tax withholding), upon surrender of the certificates representing such shares of Company Converted Capital Stock in the manner provided in Section 2.5(c)(iv) hereof, an amount of cash equal to:

(i) with respect to each such share of Company Converted Capital Stock (other than Unvested Company Shares, which shall be treated in accordance with Section 2.1(b)(ii)), the sum of (A) the Closing Per Share Consideration, plus (B) the right to receive the Escrow Per Share Consideration, as and when payable pursuant to the terms and conditions of this Agreement, plus (C) the right to receive the Per Share Post-Closing Excess Consideration, as and when payable pursuant to the terms and conditions of this Agreement, plus (D) the right to receive the Per Share Year 1 Net Revenue Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (E) the right to receive the Per Share Year 2 Net Revenue Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (F) the right to receive the Per Share Year 1 Milestone Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (G) the right to receive the Per Share Year 2 Milestone Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (H) the right to receive any Per Share Forfeited Consideration, as and when payable pursuant to the terms and conditions of this Agreement; provided, however, that the aggregate amount payable in cash pursuant to this Section 2.1(a)(i) shall not exceed the amount of the Maximum Stock Consideration. It is acknowledged and agreed that a portion of the Maximum Stock Consideration otherwise payable to each Company Converted Stockholder with respect to the shares of Company Converted Capital Stock owned by such Company Converted Stockholder as of the Effective Time shall be withheld and placed in escrow pursuant to the escrow provisions of Section 2.5(b)(iii) and Article VII; and

(ii) with respect to each such share of Company Class B Common Stock, such share shall survive the Merger and shall remain a validly issued, fully paid and non-assessable share of Class B common stock of the Surviving Corporation. Each stock certificate of the Company evidencing ownership of any shares of Company Class B Common Stock shall, following the Effective Time, evidence ownership of such share of Class B common stock of the Surviving Corporation.

(b) Treatment of Company Options, Unvested Company Shares and Company Warrants.

(i) Effect on Vested Company Options. No outstanding Vested Company Options shall be assumed by Parent. At the Effective Time, each then unexercised and outstanding Vested Company Option shall, by virtue of the Merger, be immediately cancelled and the holder thereof shall be entitled to receive, in consideration of such cancellation, an amount in cash, for each share of Company Class A Common Stock subject to such Vested Company Option, equal to (A) the Per Vested Option Consideration, plus (B) the right to receive the Escrow Per Share Consideration, as and when payable pursuant to the terms and conditions of this Agreement, plus (C) the right to receive the Per Share Post-Closing Excess Consideration, as and when payable pursuant to the terms and conditions of this Agreement, plus (D) the right to receive the Per Option Year 1 Net Revenue Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (E) the right to receive the Per Option Year 2 Net Revenue Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (F) the right to receive the Per Option Year 1 Milestone Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (G) the right to receive the Per Option Year 2 Milestone Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (H) the right to receive any Per Share Forfeited Consideration, as and when payable pursuant to the terms and conditions of this Agreement. The payment of the Per Vested Option Consideration shall be reduced by any applicable income or employment Tax withholding required under the Code or any provision of applicable state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such Vested Company Options.

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(ii) Effect on Unvested Company Options and Unvested Company Shares. No Unvested Company Options or Unvested Company Shares shall be assumed by Parent.

(A) Unvested Company Options. Each Unvested Company Option shall be immediately cancelled and the holder thereof shall be entitled to receive, an amount, for each share of Class A Common Stock subject to such Unvested Company Option, the right to an amount in cash (without interest and less any applicable Tax withholding) equal to (I) the Per Unvested Option Consideration, plus (II) the right to receive the Per Option Year 1 Net Revenue Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (III) the right to receive the Per Option Year 2 Net Revenue Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (IV) the right to receive the Per Option Year 1 Milestone Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (V) the right to receive the Per Option Year 2 Milestone Payment, as and when payable pursuant to the terms and conditions of this Agreement, in each case that such holder would have been entitled to receive had such Unvested Company Option been a Vested Company Option, plus (VI) the right to receive any Per Share Forfeited Consideration, as and when payable pursuant to the terms and conditions of this Agreement; provided, however, that such amounts shall be paid as and at such times as such Unvested Company Option would have vested pursuant to its current vesting schedule, including any amendments to such vesting schedule required as a result of the Merger.

(B) Unvested Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Company Stockholders, each then outstanding Unvested Company Share shall be cancelled and extinguished and shall be converted into the right to receive (without interest and less any applicable Tax withholding), upon surrender of the certificates representing such Unvested Company Shares in the manner provided in Section 2.5(c)(ii) hereof, an amount of cash equal to (I) the Per Unvested Share Consideration, plus (II) the right to receive the Per Share Year 1 Net Revenue Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (III) the right to receive the Per Share Year 2 Net Revenue Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (IV) the right to receive the Per Share Year 1 Milestone Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (V) the right to receive the Per Share Year 2 Milestone Payment, as and when payable pursuant to the terms and conditions of this Agreement, plus (VI) the right to receive any Per Share Forfeited Consideration, as and when payable pursuant to the terms and conditions of this Agreement; provided, however, that such amounts shall be paid as and at such times as such Unvested Company Shares would have vested pursuant to its current vesting schedule, including any amendments to such vesting schedule required as a result of the Merger.

(iii) Effect on Company Warrants. No outstanding Company Warrants shall be assumed by Parent or any of its affiliates. The Company shall take all action necessary to cause each Company Warrant to be either (A) exercised by the holder of such Company Warrant in full (including pursuant to any net exercise provisions therein) and thereafter to be treated as Company Converted Capital Stock as set forth herein, or (B) to the extent not exercised in full, cancelled and terminated, in each case, as of immediately prior to the Effective Time, either pursuant to its terms or pursuant to an agreement with the holder thereof.

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(iv) Necessary Actions. Prior to the Effective Time, and subject to the review and approval of Parent, the Company shall take all actions reasonably necessary to effect the transactions contemplated by this Section 2.1(b) under the Stock Plan, all Company Option agreements, all Company Warrant agreements, and any other plan or arrangement of the Company (whether written or oral, formal or informal), including delivering all required notices and obtaining any required consents.

(c) Effect on Capital Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of Class A common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any shares of common stock shall continue to evidence ownership of such share of Class A common stock of the Surviving Corporation.

2.2 Deferred Merger Consideration. Subject to any right of setoff that Parent may be entitled to exercise pursuant to Section 7.3(f) and subject to the requirements of this Section 2.2, Parent shall pay or cause to be paid, as set forth in Section 2.3, the Year 1 Deferred Merger Consideration and the Year 2 Deferred Merger Consideration (collectively, the “Deferred Merger Consideration”) as follows:

(a) Deferred Merger Consideration.

(i) The “Year 1 Deferred Merger Consideration” shall be an amount equal to the (A) Year 1 Net Revenue Payment, as set forth in Section 2.2(b) plus the (B) Year 1 Milestone Payment, as set forth in Section 2.2(c); provided, that in the event that such amount exceeds the Maximum Year 1 Deferred Merger Consideration, the Year 1 Deferred Merger Consideration shall equal the Maximum Year 1 Deferred Merger Consideration (and such excess amount (as adjusted pursuant to Section 2.3(d)), the “Year 1 Excess”).

(ii) The “Year 2 Deferred Merger Consideration” shall be an amount equal to (A) the Year 2 Net Revenue Payment, as set forth in Section 2.2(b) plus (B) the Year 2 Milestone Payment, as set forth in Section 2.2(c) plus (C) the Year 1 Excess, if any; provided, that, except as set forth in Section 2.2(b)(iv), in no event shall the Year 2 Deferred Merger Consideration exceed the Maximum Year 2 Deferred Merger Consideration.

(iii) In no event shall the Year 1 Deferred Merger Consideration and the Year 2 Deferred Merger Consideration exceed Thirty Six Million Dollars ($36,000,000) (the “Maximum Deferred Merger Consideration”).

(b) Net Revenue. On or before the sixtieth (60th) day following the conclusion of each of the next two (2) calendar years, beginning with the year ending December 31, 2014, Parent shall determine the Net Revenue for the calendar year just ended. The calendar year ending December 31, 2014 shall be referred to herein as (“Year 1”). The calendar year ending December 31, 2015 shall be referred to herein as (“Year 2”). Within sixty (60) days after the end of Year 1 or Year 2, as the case may be, Parent shall prepare and deliver to the Holder Representative a revenue statement of the business of the Company as conducted, by the Company prior to, on and, by the Surviving Corporation, after the Closing Date (the “Business”) as of the end of Year 1 or Year 2, as the case may be, which shall include a computation of the Net Revenue as of the relevant date as well as all relevant backup materials and schedules (the “Net Revenue Statement”). If within thirty (30) Business Days following Holder Representative’s receipt of the Net Revenue Statement, Holder Representative has not provided Parent with written objections to the Net Revenue Statement, then such calculation shall be final, binding and conclusive on the parties. If Holder Representative within thirty (30) Business Days following Holder Representative’s receipt of the Net Revenue Statement gives Parent written notice of its objections to the Net Revenue Statement, then Parent and the Holder Representative shall use their good faith efforts to promptly resolve such dispute and to establish a final computation of the Net Revenue Statement. If

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Holder Representative and Parent fail to resolve the issues raised by the Holder Representative’s objections within thirty (30) Business Days from Parent’s receipt of said objections (which they will discuss and attempt to do so in good faith), then the parties shall follow the procedures set forth in Section 2.7.

(i) Year 1 Net Revenue Payment. Based on the Net Revenue (as determined pursuant to Section 2.2(b) above) achieved by the Business in Year 1, the “Year 1 Net Revenue Payment” shall be an amount equal to the product of (A) the corresponding percentage set forth on Exhibit B attached hereto under the column titled “% of Year 1 Deferred Merger Consideration” corresponding to such Net Revenue in Year 1 and (B) the Maximum Year 1 Deferred Merger Consideration.

(ii) Year 2 Net Revenue Payment. Based on the Net Revenue (as determined pursuant to Section 2.2(b) above) achieved by the Business in Year 2, the “Year 2 Net Revenue Payment” shall be an amount equal to the product of (A) the corresponding percentage set forth on Exhibit B attached hereto under the column titled “% of Year 2 Deferred Merger Consideration” corresponding to such Net Revenue in Year 2 and (B) the Maximum Year 2 Deferred Merger Consideration.

(iii) Proration. In the event the Net Revenue falls between the Net Revenue amounts set forth in thresholds 1 and 2 on Exhibit B, the Year 1 Net Revenue Amount or Year 2 Net Revenue Amount, as applicable shall be the product, prorated based upon the actual revenue on a linear basis, of (A) such percentages set forth in thresholds 1 and 2 on Exhibit B and (B) the corresponding Maximum Year 1 Deferred Merger Consideration or Maximum Year 2 Deferred Merger Consideration, as applicable.

(iv) Total Net Revenue. If (A) the Net Revenue Payment in Year 1 is less than the Maximum Year 1 Deferred Merger Consideration; and (B) the sum of the Net Revenue in Year 1 and Net Revenue in Year 2 equals or exceeds [***] Dollars ($[***]), then the Year 2 Deferred Merger Consideration Payment shall be an amount equal to the Maximum Deferred Merger Consideration less the Year 1 Deferred Merger Consideration.

(v) Penalty for Carrier Concentration. If, in either Year 1 or Year 2, more than [***] ([***]%) of the Net Revenue originates from one Carrier, then the percentage set forth under the column titled “% of Year 1 Deferred Merger Consideration” or “% of Year 2 Deferred Merger Consideration”, as the case may be, on Exhibit B, corresponding to the applicable Net Revenue, shall be reduced by five (5) percentage points.

(c) Milestones. If for either Year 1 or Year 2, the Year 1 Net Revenue Payment or the Year 2 Net Revenue Payment is less than the Maximum Year 1 Deferred Merger Consideration or the Maximum Year 2 Deferred Merger Consideration, as applicable, then the achievement of each of the milestones set forth below (the “Milestones”) shall earn a payment (each, a “Milestone Payment”), in each case as further set forth in this Section 2.2(c). The “Year 1 Milestone Payment” shall equal the aggregate amount of the Milestone Payments earned in Year 1 and the “Year 2 Milestone Payment” shall equal the aggregate amount of the Milestone Payments earned in Year 2; provided, that in no event shall (i) the Year 1 Milestone Payment exceed twenty-four percent (24%) of the Maximum Deferred Merger Consideration; (ii) the Year 2 Milestone Payment exceed thirty-three percent (33%) of the Maximum Deferred Merger Consideration; and (iii) the sum of the Year 1 Milestone Payment and the Year 2 Milestone Payment exceed an aggregate amount equal to thirty-five percent (35%) of the Maximum Deferred Merger Consideration.

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(i) If at the end of Year 1, (A) less than twenty-five percent (25%) of the Employees of the Company on the Closing Date have Voluntarily Resigned, and (B) both Tasso Roumeliotis and Joel Grossman are Still Employed, in which case there shall be a Milestone Payment of seven and a half percent (7.5%) times the Maximum Deferred Merger Consideration.

(ii) If at the end of Year 2, (A) less than twenty-five percent (25%) of the Employees of the Business who were employed at the beginning of Year 2 have Voluntarily Resigned, and (B) both Tasso Roumeliotis and Joel Grossman are Still Employed, in which case there shall be a Milestone Payment of seven and a half percent (7.5%) times the Maximum Deferred Merger Consideration.

(iii) If the Business, with respect to any product, has received a written agreement from a Tier 1 Carrier which is not set forth on Exhibit C, on business terms that include negotiated pricing, then there shall be a Milestone Payment for each such agreement, for the year in which such agreement was entered into, equal to five percent (5%) of the Maximum Deferred Merger Consideration; provided, that a written agreement used to satisfy Section 2.2(c)(iv) may not be used to satisfy this Section 2.2(c)(iii).

(iv) If the Business, with respect to a new product which is not set forth on Exhibit C, has received a written agreement from a Tier 1 Carrier, on business terms that include negotiated pricing, then there shall be a Milestone Payment for each written agreement on business terms with a customer including negotiated pricing, for the year in which such written agreement on business terms with a customer including negotiated pricing was received, of five percent (5%) of the Maximum Deferred Merger Consideration; provided, that a written agreement used to satisfy Section 2.2(c)(iii) may not be used to satisfy this Section 2.2(c)(iv).

(v) If the Business has made available in the English language (with localization support) a [***] (an “[***]”) branded for the Parent or Ultimate Parent, then there shall be a Milestone Payment, for the year in which the Company performed its obligations in order to make the [***], of eight percent (8%) of the Maximum Deferred Merger Consideration; provided, that Parent (A) will be required to provide its reasonable cooperation to the Company in connection with, and use commercially reasonable efforts to assist in the deployment of, the [***] and (B) in the event that, no later than March 31, 2015, Parent has provided to the Business application platform interfaces for any of Zen cloud integration, common account structure, in-app billing integration and cross promotion capabilities (each, an “Included API”), the Business must integrate such Included API in the [***] in order to satisfy this Section 2.2(v); provided, further, that if no Included APIs have been provided by March 31, 2015, no application platform interfaces need to be included in the [***] in order to satisfy this Section 2.2(v).

(vi) If the Business has made available in the English language (with localization support) a Market Ready [***] (an “[***]”) branded for the Parent or Ultimate Parent, then there shall be a Milestone Payment, for the year in which the Company performed its obligations in order to make the [***] first generally available to the public, of five percent (5%) of the Maximum Deferred Merger Consideration; provided, that (A) Parent will be required to provide its reasonable cooperation to the Company in connection with, and use commercially reasonable efforts to assist in the deployment of, [***] and (B) in the event that, no later than March 31, 2015, Parent has provided to the Business application platform interfaces for any of the Included APIs, the Business must integrate such Included API in order to satisfy this Section 2.2(vi); provided, further, that if no Included APIs have been provided by March 31, 2015, no application platform interfaces need to be included in the [***] in order to satisfy this Section 2.2(vi).

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(vii) If the Business distributes (A) any product of the Ultimate Parent or its Affiliates to a Tier 1 Carrier in which a Tier 1 Carrier charges a premium of at least $[***] or (B) any standalone product of the Ultimate Parent or its Affiliates related to the Business’ products known as PrivacyFix, Anti-Virus, Zen or Safe Browser (including any subsequent versions of such products), then there shall be a Milestone Payment for each such product, for each such product the year in which such initial distribution occurred, of five percent (5%) of the Maximum Deferred Merger Consideration.

(viii) If the Business distributes any feature of the Ultimate Parent or its Affiliates to a Tier 1 Carrier, then for each such feature there shall be a Milestone Payment, for each such product the year in which such initial distribution occurred, of one percent (1%) of the Maximum Deferred Merger Consideration.

(d) Determination of Milestones. If the Parent becomes aware of information that would affect the achievability of a Milestone, Parent shall promptly notify, and provide such information to, Tasso Roumeliotis and Joel Grossman. Upon the achievement of any or all of the Milestones, the Holder Representative shall notify Parent in writing of his good faith reasonable determination that such Milestones have been achieved prior to the Cut-Off Date (such notice, a “Milestone Achievement Notice”). The Milestone Achievement Notice shall be delivered to Parent’s Chief Strategy Officer (or his/her designee) and in the manner provided in Section 10.1. Upon receipt of such Milestone Achievement Notice, Parent shall be entitled to deliver a written notice of objection (such notice, an “Objection Notice”) to the Holder Representative within ten (10) Business Days after receipt of such notification describing Parent’s good faith determination that such Milestones have not been achieved prior to the Cut-Off Date. Each Milestone Objection Notice shall state in reasonable detail the reason Parent believes the Milestones covered thereby have not been achieved, and Parent shall permit the correction of such deficiencies subject to the limitation of the Cut-Off Date. If Parent receives Milestone Achievement Notices with respect to a Milestone, as the same may be in effect from time to time (in one or more Milestone Achievement Notices), prior to the Cut-Off Date and Parent has not delivered any Objection Notices with respect thereto that as of the Cut-Off Date have not been resolved, then the Company shall be entitled to the increase in percentage as described in Section 2.2(c) with respect to such Milestone. In the event it ultimately shall be determined that a Milestone has been only partially achieved prior to the Cut-Off Date, then the Company shall not be entitled to an increase in percentage as described in Section 2.2(c).

(e) Milestones Dispute Resolution. Prior to pursuing any other rights or remedies a party may have, the parties agree that they shall attempt, for a period not to exceed thirty (30) days, to resolve any disputes relating to achievement or non-achievement of any of the Milestones described in Section 2.2(c) promptly through good-faith discussions between the Holder Representative and a member of Parent’s management, on behalf of Parent, with each of the Holder Representative and such member of Parent’s management having the authority to resolve such dispute. In the event a dispute cannot be resolved as provided in the procedures set forth in the immediately prior sentence, the parties agree to the procedures set forth in Section 2.7.

2.3 Payment of Deferred Merger Consideration.

(a) No later than five (5) Business Days following the later of (x) the one year anniversary of the Closing Date and (y) the final determination of the amount of any Year 1 Deferred Merger Consideration Payment as set forth in Section 2.2 (the “Year 1 Payment Date”), Parent shall make, or cause to be made, the following payments by wire transfer of immediately available funds:

(i) to the Payment Agent or the Depository, as the case may be,

(A) an amount equal to (I) the sum of (x) the Per Share Year 1 Net Revenue Payment plus (y) the Per Share Year 1 Milestone Payment, multiplied by (II) the Closing As-Converted Common Stock, for distribution to the Company Converted Stockholders;

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(B) an amount equal to (I) the sum of (x) the Per Share Year 1 Net Revenue Payment plus (y) the Per Share Year 1 Milestone Payment, multiplied by (II) the number of Unvested Company Shares that shall have vested by the end of Year 1, for distribution to the former holders of such Unvested Company Shares;

(C) an amount equal to (I) the sum of (x) the Per Option Year 1 Net Revenue Payment plus (y) the Per Option Year 1 Milestone Payment, multiplied by (II) the number of Vested Company Options, for distribution to the Vested Company Option Holders;

(ii) to the Surviving Corporation for payment to the former holders of any Unvested Company Options that shall have vested by the end of Year 1, an amount equal to (A) the sum of (x) the Per Option Year 1 Net Revenue Payment, plus (y) the Per Option Year 1 Milestone Payment, multiplied by (B) the number of Unvested Company Options held by such holder of Unvested Company Options that shall have vested by the end of Year 1;

(iii) to the Surviving Corporation for payment to the former holders of any Unvested Company Shares not paid pursuant to Section 2.3(a)(i)(B), an amount equal to (A) the sum of (x) the Per Share Year 1 Net Revenue Payment plus (y) the Per Share Year 1 Milestone Payment, multiplied by (B) the number of Unvested Company Shares held by such holders; provided, however, that such amounts shall be paid as and at such times as such Unvested Company Shares would have vested pursuant to their current vesting schedule, including any amendments to such vesting schedule required as a result of the Merger;

(iv) to the Surviving Corporation for payment to the former holders of any Unvested Company Options not paid pursuant to Section 2.3(a)(ii), an amount equal to (A) the sum of (x) the Per Option Year 1 Net Revenue Payment plus (y) the Per Option Year 1 Milestone Payment, multiplied by (B) the number of Unvested Company Options held by such holder; provided, however, that such amounts shall be paid as and at such times as such Unvested Company Option would have vested pursuant to their current vesting schedule, including any amendments to such vesting schedule required as a result of the Merger.

(b) No later than five (5) Business Days following the later of (x) the end of Year 2 and (y) the final determination of the amount of any Year 2 Deferred Merger Consideration Payment as set forth in Section 2.2 (the “Year 2 Payment Date”), Parent shall make, or cause to be made, the following payments by wire transfer of immediately available funds:

(i) to the Payment Agent or the Depository, as the case may be,

(A) an amount equal to (I) the sum of (x) the Per Share Year 2 Net Revenue Payment plus (y) the Per Share Year 2 Milestone Payment, multiplied by (II) the Closing As-Converted Common Stock, for distribution to the Company Converted Stockholders;

(B) an amount equal to (I) the sum of (x) the Per Share Year 2 Net Revenue Payment plus (y) the Per Share Year 2 Milestone Payment, multiplied by (II) the number of Unvested Company Shares that shall have vested by the end of Year 2, for distribution to the former holders of such Unvested Company Shares;

(C) an amount equal to (I) the sum of (x) the Per Option Year 2 Net Revenue Payment plus (y) the Per Option Year 2 Milestone Payment, multiplied by (II) the number of Vested Company Options, for distribution to the Vested Company Option Holders;

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(ii) to the Surviving Corporation for payment to the former holders of any Unvested Company Options that shall have vested by the end of Year 2, an amount equal to (A) the sum of (x) the Per Option Year 2 Net Revenue Payment plus (y) the Per Option Year 2 Milestone Payment, multiplied by (B) the number of Unvested Company Options held by such holder of Unvested Company Options that shall have vested by the end of Year 2.

(iii) to the Surviving Corporation for payment to the former holders of any Unvested Company Shares not paid pursuant to Section 2.3(b)(i)(B), an amount equal to (A) the sum of (x) the Per Share Year 2 Net Revenue Payment plus (y) the Per Share Year 2 Milestone Payment, multiplied by (B) the number of Unvested Company Shares held by such holders; provided, however, that such amounts shall be paid as and at such times as such Unvested Company Shares would have vested pursuant to their current vesting schedule, including any amendments to such vesting schedule required as a result of the Merger;

(iv) to the Surviving Corporation for payment to the former holders of any Unvested Company Options not paid pursuant to Section 2.3(b)(ii), an amount equal to (A) the sum of (x) the Per Option Year 2 Net Revenue Payment plus (y) the Per Option Year 2 Milestone Payment, multiplied by (B) the number of Unvested Company Options held by such holder; provided, however, that such amounts shall be paid as and at such times as such Unvested Company Option would have vested pursuant to their current vesting schedule, including any amendments to such vesting schedule required as a result of the Merger.

(c) Notwithstanding the foregoing, if the Year 2 Deferred Merger Consideration includes (x) a Year 1 Excess which is comprised of a Year 1 Milestone Payment pursuant to Section 2.2(c)(i); (y) a Year 2 Milestone Payment pursuant to Section 2.2(c)(ii); and (z) the sum of the amounts under (x) and (y) exceeds seven and a half percent (7.5%) times the Maximum Deferred Merger Consideration (such amount in excess is the “Excess Retention Milestone Payment”), then Parent shall not be obligated to pay the Excess Retention Milestone Payment until April 1, 2016 and July 1, 2016 in equal installments.

(d)

(i) In the event that (A) (1) the amount of SLA Penalty Withholdings as of June 30, 2015 with respect to Year 1 (“Year 1 SLA Withholding”) is less than (2) the SLA Penalty Entitlement for Year 1, and (B) the Year 1 Net Revenue Payment is less than the Maximum Year 1 Deferred Merger Consideration; then (x) Net Revenue for Year 1 shall be calculated using the Year 1 SLA Withholding rather than the SLA Penalty Entitlement for Year 1, (y) the “Year 1 Adjusted Net Revenue Payment” shall be equal to the product of (I) the corresponding percentage set forth on Exhibit B attached hereto under the column titled “% of Year 1 Deferred Merger Consideration” corresponding to such adjusted Net Revenue in Year 1 and (II) the Maximum Year 1 Deferred Merger Consideration; and (z) Parent shall make a Year 1 catch-up payment as described in this Section 2.3(d).

(ii) In the event that (A) the Year 1 Adjusted Net Revenue Payment plus (B) the Year 1 Milestone Payment, exceeds the Maximum Year 1 Deferred Merger Consideration (such excess, the “Year 1 Additional Excess”); then (x) the “Year 1 Catch-Up Amount” shall be an amount equal to (I) Maximum Year 1 Deferred Merger Consideration less (II) the Year 1 Deferred Merger Consideration actually paid pursuant to Section 2.3(a), and (y) the Year 1 Excess shall be increased by the amount of the Year 1 Additional Excess.

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(iii) In the event that there is no Year 1 Additional Excess, then the “Year 1 Catch-Up Amount” shall be an amount equal to (A) the Year 1 Adjusted Net Revenue Payment less (B) the Year 1 Net Revenue Payment (as originally paid pursuant to Section 2.3(a)).

(iv) On or prior to July 5, 2015, Parent shall make the payments set forth in Section 2.3(a) (again, as the case may be) as though the “Year 1 Milestone Payment” was an amount equal to $0 and the “Year 1 Net Revenue Payment” was an amount equal to the Year 1 Catch-Up Amount.

(e)

(i) In the event that (A) (1) the amount of SLA Penalties Withholdings as of June 30, 2016 with respect to Year 2 (“Year 2 SLA Withholding”) is less than (2) the SLA Penalty Entitlement for Year 2, and (B) the Year 2 Net Revenue Payment is less than the Maximum Year 2 Deferred Merger Consideration; then (x) Net Revenue for Year 2 shall be calculated using the Year 2 SLA Withholding rather than the SLA Penalty Entitlement for Year 2, (y) the “Year 2 Adjusted Net Revenue Payment” shall be equal to the product of (I) the corresponding percentage set forth on Exhibit B attached hereto under the column titled “% of Year 2 Deferred Merger Consideration” corresponding to such adjusted Net Revenue in Year 2 and (II) the Maximum Year 2 Deferred Merger Consideration; and (z) Parent shall make a Year 2 catch-up payment as described in this Section 2.3(e).

(ii) In the event that (A) (1) the amount of SLA Penalty Withholding as of February 29, 2016 with respect to Year 1 (the “Adjusted Year 1 SLA Withholding”) is greater than (2) the Year 1 SLA Withholding, then (x) Net Revenue for Year 1 shall be re-calculated using the Adjusted Year 1 SLA Withholding (the “Year 1 Second Adjusted Net Revenue”), (y) the “Year 1 Second Adjusted Net Revenue Payment” shall be equal to the product of (I) the corresponding percentage set forth on Exhibit B attached hereto under the column titled “% of Year 1 Deferred Merger Consideration” corresponding to such Year 1 Second Adjusted Net Revenue and (II) the Maximum Year 1 Deferred Merger Consideration, and (z) the “Year 1 Clawback Amount” shall be an amount equal to the (A) Year 1 Adjusted Net Revenue Payment less (B) the Year 1 Second Adjusted Net Revenue Payment; provided, however, if (x) the Year 1 Second Adjusted Net Revenue Payment plus (y) the Year 1 Milestone Payment is greater than the Maximum Year 1 Deferred Merger Consideration, the “Year 1 Clawback Amount” shall equal zero.

(iii) In the event that (A) the Year 2 Adjusted Net Revenue Payment plus (B) the Year 2 Milestone Payment plus (C) the Year 1 Excess, exceeds the Maximum Year 2 Deferred Merger Consideration (such excess, the “Year 2 Additional Excess”); then the “Year 2 Catch-Up Amount” shall be an amount equal to (I) Maximum Year 2 Deferred Merger Consideration less (II) the Year 2 Deferred Merger Consideration actually paid pursuant to Section 2.3(b).

(iv) In the event that there is no Year 2 Additional Excess, then the “Year 2 Catch-Up Amount” shall be an amount equal to (A) the Year 2 Adjusted Net Revenue Payment less (B) the Year 2 Net Revenue Payment (as originally paid pursuant to Section 2.3(b)).

(v) On or prior to July 5, 2016, Parent shall make the payments set forth in Section 2.3(b) (again, as the case may be) as though the “Year 2 Milestone Payment” was an amount equal to $0 and the “Year 2 Net Revenue Payment” was an amount equal to the Year 2 Catch-Up Amount less the Year 1 Clawback Amount.

(f) For the period following the Closing until the end of Year 2, Ultimate Parent shall and shall cause the Surviving Corporation to, operate the Business as a stand-alone business unit and shall conduct such business in a manner consistent with past practices of the Company prior to the

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Closing, including (i) giving discretion to Tasso Roumeliotis, and if Tasso Roumeliotis is no longer employed by Surviving Corporation then Joel Grossman, as to its management and operations during such period subject to compliance with the policies of Ultimate Parent and Parent and (ii) not taking, and causing Parent and its Affiliates not to take, directly or indirectly, any action or omitting to take any action the primary purpose of which is to avoid paying all or any portion of the Deferred Merger Consideration or to preclude the achievement of any or all of the Net Revenue targets or Milestones. Notwithstanding anything to the contrary in this Agreement, management of the Surviving Corporation shall consult with executive management of Parent, and in particular, its chief executive officer, chief financial officer and chief strategy officer on an ongoing basis such that Parent has a constant and overall understanding of the Business and in the event performance of the Surviving Corporation is below the budget agreed upon by the Parties, then executive management of the Surviving Corporation will make reasonable changes as directed by Parent to improve performance; provided, however, that if executive management of the Surviving Corporation in good faith believes that any such changes would negatively effect the Surviving Corporation’s ability to achieve the Maximum Deferred Merger Consideration, the Parties agree to work together in good faith to craft changes to improve performance of the Surviving Corporation that does not negatively effect the Surviving Corporation’s ability to achieve the Maximum Deferred Merger Consideration. Notwithstanding the foregoing, the parties acknowledge and agree that Parent shall have the ability to institute certain integration activities, policies and/or controls consistent with its obligations as a public company.

(g) If, prior to the end of Year 2, Ultimate Parent, Parent or Hiring Affiliate (i) materially breaches the covenants, obligations or agreements set forth in Section 2.3(f), (ii) sells or transfers control of the Surviving Corporation, directly or indirectly, or all or substantially all of the assets of the Surviving Corporation, to a third party pursuant to which the third party does not assume Parent’s obligations regarding the Deferred Merger Consideration under this Agreement or (iii) fundamentally changes the business, the nature of business or operations of the Business, then the Holder Representative shall provide Parent with written notice of such breach, which if not curable or, if curable, is not cured by the thirtieth (30th) day after written notice thereof is received by the Parent, then Parent shall, (x) immediately following the one (1) year anniversary of the date hereof, make the payments set forth in Section 2.3(a) (again, as the case may be) as though the “Year 1 Milestone Payment” was an amount equal to $0 and the “Year 1 Net Revenue Payment” was an amount equal to (A) the Year 1 Maximum Deferred Merger Consideration less (B) any amount of Deferred Merger Consideration already paid by Parent and (y) immediately following the end of Year 2, make the payments set forth in Section 2.3(b) (again, as the case may be) as though the “Year 2 Milestone Payment” was an amount equal to $0 and the “Year 2 Net Revenue Payment” was an amount equal to (A) the Maximum Deferred Merger Consideration less (B) any amount of Deferred Merger Consideration already paid by Parent.

2.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, all shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and that are held by a Company Stockholder who has validly exercised and perfected appraisal or dissenters’ rights for such shares in accordance with the DGCL or the California General Corporation Law, as amended (the “CGCL”), if applicable (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 2.1(a) or Section 2.1(b) hereof, but such Company Stockholder shall only be entitled to such rights as are provided by the DGCL or the CGCL, if applicable, unless and until such Company Stockholder fails to perfect or effectively withdraws or otherwise loses his, her or its appraisal or dissenters’ rights pursuant to the DGCL or the CGCL, if applicable.

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(b) Notwithstanding the provisions of Section 2.4(a), all Dissenting Shares held by Company Stockholders who have effectively withdrawn or lost (through failure to perfect or otherwise) such Company Stockholder’s appraisal or dissenters’ rights pursuant to the DGCL or the CGCL, if applicable, shall, as of the later of the Effective Time and the occurrence of such event, be deemed to have been converted into and represent only the right to receive the applicable consideration for Company Capital Stock set forth in Section 2.1(a) hereof, without interest thereon, upon surrender of the certificate representing such shares.

(c) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments served pursuant to the DGCL or the CGCL, if applicable, or otherwise received by the Company with respect to appraisal or dissenters’ rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demand. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.5 Surrender of Certificates or Evidence of Company Options.

(a) Parent, Continental Stock Transfer & Trust Company, or any other institution selected by Parent may serve as the payment agent (the “Payment Agent”) for the Merger.

(b) On the Closing Date, Parent shall make, or cause to be made, the following payments by wire transfer of immediately available funds:

(i) to the Payment Agent, or to Wells Fargo Bank, National Association, as Depository (the “Depository”) to hold pending its distribution to Payment Agreement, an amount equal to the Closing Stock and Vested Option Consideration less the Payroll Payment;

(ii) to the Surviving Corporation (who shall make a subsequent transfer to the Company’s third party payroll agent or bank account), an amount equal to the portion of the Aggregate Per Option Consideration payable to holders of Vested Company Options who are subject to income or employment Tax withholding by Parent or the Company pursuant to Section 2.1(b)(i) (the “Payroll Payment”);

(iii) to Wells Fargo Bank, National Association, as Escrow Agent (the “Escrow Agent”), an amount in cash equal to the Fifteen Million Dollars ($15,000,000) (the “Escrow Amount”) and an amount in cash equal to Two Million Five Hundred Dollars ($2,500,000) (the “Specified Matter Escrow Amount”) to be held in trust by the Escrow Agent and distributed in accordance with the terms of this Agreement and of an escrow agreement substantially in the form of Exhibit D (the “Escrow Agreement”); and

(iv) to the accounts designated by the Company to fully discharge the Acquisition Expenses, which amounts shall be set forth in the Spreadsheet as provided in Section 5.21(d).

(c) Exchange Procedures. Subject to the conditions set forth in this Agreement:

(i) As soon as commercially practicable after the Effective Time, Parent shall mail or otherwise deliver to each holder of an Unvested Company Option, an appropriate unvested optionholder letter of transmittal in substantially the form attached hereto as Exhibit E-1, and such other documents as may be reasonably required by Parent (collectively, the “Unvested Company Option Letter of Transmittal”) to the address set forth opposite such holder’s name on the Spreadsheet. Each holder of

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an Unvested Company Option shall be responsible for delivering to Parent his or her executed Unvested Company Option Letter of Transmittal, together with the certificate(s) or agreement(s) representing his or her canceled Unvested Company Options after the Closing. Subject to the receipt by Parent of such Unvested Company Option Letter of Transmittal, such holder of an Unvested Company Option shall be entitled to receive from Parent the payments that such holder is eligible to receive pursuant to Section 2.1(b)(ii)(A) (without interest and less any applicable Tax withholding); provided, however, that such amounts shall be paid as and at such times as such Unvested Company Option would have vested pursuant to their current vesting schedule, including any amendments to such vesting schedule required as a result of the Merger. The payments made to the holders of Unvested Company Options shall be subject to applicable income or employment tax withholding as required under the Code or any provision of applicable state, local or foreign Tax law. No payments shall be made to the holder of any Unvested Company Options unless and until such holder shall have delivered to Parent the Unvested Company Option Letter of Transmittal.

(ii) As soon as commercially practicable after the Effective Time, Parent shall, or shall cause the Payment Agent to, mail or otherwise deliver to each holder of Unvested Company Shares, a stockholder letter of transmittal in substantially the form attached hereto as Exhibit E-2 (the “Unvested Stockholder Letter of Transmittal”) to the address set forth opposite such Company Stockholder’s name on the Spreadsheet. Each holder of Unvested Company Shares shall be responsible for delivering to Parent his or her executed Unvested Stockholder Letter of Transmittal, together with the certificate(s) or agreement(s) representing his or her Unvested Company Shares. Such certificate(s) or agreement(s) so surrendered shall be cancelled. Until so surrendered, after the Effective Time, subject to appraisal or dissenters’ rights under the DGCL or the CGCL, if applicable, each such certificate(s) or agreement(s) will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the consideration provided for in this Article II. Subject to the receipt by Parent of such Unvested Stockholder Letters of Transmittal, such holder of the Unvested Company Shares shall be entitled to receive from Parent the payments that such holder is eligible to receive pursuant to Section 2.1(b)(ii)(B); provided, however, that such amounts shall be paid as and at such times as such Unvested Company Shares would have vested pursuant to their current vesting schedule, including any amendments to such vesting schedule required as a result of the Merger. No payments shall be made to the holder of any Unvested Company Shares unless and until such holder shall have delivered to Parent the Unvested Stockholder Letter of Transmittal.

(iii) As soon as commercially practicable after the Effective Time, the Surviving Corporation shall, or shall cause the Payment Agent to, mail or otherwise deliver to each Vested Company Option Holder as of immediately prior to the Effective Time, to the address set forth opposite such holder’s name on the Spreadsheet, an appropriate vested optionholder letter of transmittal in substantially the form attached hereto as Exhibit E-3, with respect to Vested Company Option Holders who are subject to income or employment Tax withholding by Parent or the Company and who are to receive their portion of the Aggregate Per Option Consideration from the Surviving Corporation, or Exhibit E-4, with respect to Vested Company Option Holders who are not subject to income or employment Tax withholding by Parent or the Company and who are to receive their portion of the Aggregate Per Option Consideration from the Payment Agent (collectively, the “Optionholder Letters of Transmittal”). As soon as commercially practicable after the Closing Date, and upon receipt by the Payment Agent or Parent, as applicable, of such Optionholder Letters of Transmittal and any other documents that Parent or the Payment Agent may reasonably require in order to effect the payment of the Aggregate Per Option Consideration, such Vested Company Option Holder shall be entitled to receive from the Payment Agent or Parent, as applicable, (A) the portion of the Aggregate Per Option Consideration to which such holder is entitled pursuant to Section 2.1(b)(i)(B) upon the final determination of the Post-Closing Adjustment Excess under Section 2.6, any Per Share Post-Closing Excess Consideration (if any) to which such Vested Company Option Holder is entitled (if any), (C) the

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aggregate amount of the Escrow Per Share Consideration (if any) to which such Vested Company Option Holder is entitled (if any), (D) upon the final determination of the Year 1 Net Revenue Payment under Section 2.2(b), the aggregate amount of the Per Option Year 1 Net Revenue Payment (if any) to which such holder is entitled (if any), (E) upon the final determination of the Year 2 Net Revenue Payment under Section 2.2(b), the aggregate amount of the Per Option Year 2 Net Revenue Payment (if any) to which such holder is entitled (if any), (F) upon the final determination of the Year 1 Milestone Payment under Section 2.2(c), the aggregate amount of the Per Option Year 1 Milestone Payment (if any) to which such holder is entitled (if any), (G) upon the final determination of the Year 2 Milestone Payment under Section 2.2(c), the aggregate amount of the Per Option Year 2 Milestone Payment (if any) to which such holder is entitled (if any), and (H) the aggregate amount of any Per Share Forfeited Consideration (if any) to which such Vested Company Option Holder is entitled (if any), in each case less any applicable Tax withholding. No portion of the Aggregate Per Option Consideration shall be paid to any Vested Company Option Holder unless and until the holder of record of such Vested Company Option shall have delivered to the Payment Agent or Parent, as applicable, the applicable Optionholder Letter of Transmittal and any other documents that Parent or the Payment Agent may require pursuant thereto.

(iv) As soon as commercially practicable after the Effective Time, Parent shall, or shall cause the Payment Agent to, mail or otherwise deliver to each Company Stockholder (other than holders of Unvested Company Shares in their capacities as such) a stockholder letter of transmittal in substantially the form attached hereto as Exhibit E-5 (the “Stockholder Letter of Transmittal” and together with the Unvested Company Shares Letters of Transmittal, Unvested Stockholder Letter of Transmittal and the Optionholder Letters of Transmittal, the “Letters of Transmittal”) to the address set forth opposite such Company Stockholder’s name on the Spreadsheet. After receipt of such Stockholder Letter of Transmittal and any other documents that Parent or the Payment Agent may reasonably require in order to effect the exchange (the “Exchange Documents”), such Company Stockholder shall surrender the certificates representing his, her or its shares of Company Converted Capital Stock (the “Company Stock Certificates”) to the Payment Agent for cancellation together with duly completed and validly executed Exchange Documents. Upon surrender of the Company Stock Certificates and Exchange Documents, the holder of such Company Stock Certificates shall be entitled to receive from the Payment Agent the cash constituting (A) the portion of the Closing Stock and Vested Option Consideration to which such Company Stockholder is entitled, (B) upon the final determination of the Post-Closing Adjustment Excess under Section 2.6, any Per Share Post-Closing Excess Consideration (if any) to which such Company Stockholder is entitled (if any), (C) the aggregate amount of the Escrow Per Share Consideration (if any) to which such Company Stockholder is entitled (if any), (D) upon the final determination of the Year 1 Net Revenue Payment under Section 2.2(b), the aggregate amount of the Per Share Year 1 Net Revenue Payment (if any) to which such Company Stockholder is entitled (if any), (E) upon the final determination of the Year 2 Net Revenue Payment under Section 2.2(b), the aggregate amount of the Per Share Year 2 Net Revenue Payment (if any) to which such Company Stockholder is entitled (if any), (F) upon the final determination of the Year 1 Milestone Payment under Section 2.2(c), the aggregate amount of the Per Share Year 1 Milestone Payment (if any) to which such Company Stockholder is entitled (if any), (G) upon the final determination of the Year 2 Milestone Payment under Section 2.2(c), the aggregate amount of the Per Share Year 2 Milestone Payment (if any) to which such Company Stockholder is entitled (if any), and (H) the aggregate amount of any Per Share Forfeited Consideration (if any) to which such Company Stockholder is entitled (if any), in each case without interest and less any applicable Tax withholding. The Company Stock Certificates so surrendered shall be cancelled. Until so surrendered, after the Effective Time, subject to appraisal or dissenters’ rights under the DGCL or the CGCL, if applicable, each Company Stock Certificate will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the consideration provided for in this Article II. No portion of the Closing Stock and Vested Option Consideration shall be paid to any Company Stockholder unless and until the holder of record of such Company Stock Certificate shall surrender such Company Stock Certificate (or deliver an affidavit of loss in respect of such certificate in accordance with Section 2.5(g) hereof) and the Exchange Documents pursuant hereto.

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(d) Transfer of Ownership. If the cash payment pursuant to Section 2.1 hereof is to be made to a Person other than the Person whose name is reflected on the Company Stock Certificate surrendered in exchange thereof, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment of any portion of the Total Consideration in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(e) Return of the Closing Stock and Vested Option Consideration and Aggregate Per Option Consideration. Any portion of the Closing Stock and Vested Option Consideration and Aggregate Per Option Consideration that remains unclaimed by the former holders of Company Capital Stock or Vested Company Options for one (1) year after the Effective Time shall be delivered to Parent. Any such former holder that has not complied with this Section 2.5(e) prior to the end of such one (1) year period shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) but only as a general creditor thereof for payment of its claim for its portion of the Closing Stock and Vested Option Consideration or Aggregate Per Option Consideration. Any portion of the Closing Stock and Vested Option Consideration or Aggregate Per Option Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Law shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. No interest shall be payable for the cash amounts delivered to Parent pursuant to this Section 2.5(e) that are subsequently delivered to Company Stockholders and Vested Company Option Holders.

(f) No Further Rights in the Company Capital Stock. (i) The portion of the Closing Stock and Vested Option Consideration and Total Earnout Consideration, and the applicable Company Stockholder’s share of any remaining portion of the Escrow Amount, Specified Matter Escrow Amount and Forfeited Consideration, and applicable share of any Post-Closing Adjustment Excess paid or payable in respect of the surrender for exchange of shares of the Company Capital Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Company Converted Capital Stock, (ii) the shares of Class B common stock of the Surviving Corporation issued and outstanding at the Effective Time shall remain issued outstanding, and in each case there shall be no further registration of transfer on the records of the Surviving Corporation of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Stock Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II subject to the exercise of appraisal or dissenters’ rights under the DGCL or the CGCL, if applicable.

(g) Lost Certificates and Company Option Agreements. If any Company Stock Certificate or documents evidencing Company Options shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate or documents to be lost, stolen or destroyed and, if reasonably required by the Payment Agent or Parent, the posting by such Person of a bond, in such reasonable amount as the Payment Agent may direct, as indemnity against any claim that may be made against it with respect to such Company Stock Certificate or documents, the Payment Agent or Parent, as applicable, shall issue in exchange for such lost, stolen or destroyed Company Stock Certificate or document, the applicable portion of the Closing Stock and Vested Option Consideration, Aggregate Per Option Consideration to which such Person is entitled pursuant to the provisions of this Article II.

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(h) No Liability. Notwithstanding anything to the contrary in this Section 2.5, none of Parent, the Payment Agent, the Depository, the Surviving Corporation or any other party hereto shall be liable to a former holder of Company Capital Stock or Company Options for any amount paid to a public official pursuant to any abandoned property, escheat or similar Law.

(i) Forfeited Consideration. Notwithstanding anything to the contrary in this Agreement, in the event the employment with the Surviving Corporation, Parent, Ultimate or any Hiring Affiliate, of any holder of Unvested Options or Unvested Restricted Shares terminates for any reason (including by death or disability), such holder shall forfeit all consideration that is or may be due pursuant to this Agreement with respect to any such Unvested Options or Unvested Restricted Shares that remain unvested as of the date of such termination (all such forfeited consideration, the “Forfeited Consideration”). Within five (5) Business Days following the end of each calendar quarter, Parent shall pay all Forfeited Consideration accrued during such quarter to the remaining Company Converted Stockholders, Vested Option Holders, Unvested Option Holders and holders of Unvested Company Shares as further set forth in Section 2.1; provided, however, that in the case of any payment of a portion of Forfeited Consideration to Unvested Option Holders or holders of Unvested Company Shares, such amounts shall be paid as and at such times as such Unvested Options or Unvested Company Shares, as applicable, would have vested pursuant to their current vesting schedule, including any amendments to such vesting schedule required as a result of the Merger.

(j) Satisfaction of Employee Notes. Notwithstanding anything to the contrary in this Agreement, the portion of the Closing Stock and Vested Option Consideration payable to any of the Company Stockholders or Vested Optionholders set forth on Exhibit F (each a “Loan Recipient”) shall be reduced by the amount in the aggregate set forth next to such Loan Recipient’s name on Exhibit F (for each, the “Loan Repayment Amount” and all Loan Repayment Amounts collectively, the “Aggregate Employee Loan Amount”), in full satisfaction of the Employee Notes; provided, that Exhibit F shall be updated three (3) Business Day prior to Closing to reflect all interest accrued under such Employee Notes as of the Closing Date.

2.6 Working Capital Adjustment.

(a) Preparation and Delivery of Pre-Closing Statement. The Company shall deliver to Parent a statement setting forth in reasonable detail, and accompanied by reasonably detailed back-up documentation, the Company’s good faith estimate of the amount of Working Capital at Closing (such estimate in such certificate, the “Estimated Closing Working Capital”), in a form reasonably satisfactory to Parent not less than one (1) Business day prior to the Closing Date (the “Pre-Closing Statement”).

(b) Preparation and Delivery of Post-Closing Statement. As promptly as practicable, but in no event later than ninety (90) calendar days after the Closing Date, Parent shall prepare and deliver, or cause to be prepared and delivered, to the Holder Representative a certificate (the “Post-Closing Statement”), setting forth in reasonable detail Parent’s good faith calculation of the amount of Working Capital at Closing, accompanied by reasonably detailed back-up documentation for such calculation and any additional information reasonably requested by the Holder Representative. The Post-Closing Statement shall be prepared using the same accounting principles, practices, procedures, policies and methods, with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies that were employed in the preparation of the Current Balance Sheet.

(c) Review of Post-Closing Statement. The Holder Representative shall have thirty (30) Business Days following its receipt of the Post-Closing Statement (the “Review Period”) to review the same together with information reasonably requested by the Holder Representative (which

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shall be promptly provided to the Holder Representative). On or before the expiration of the Review Period, the Holder Representative shall deliver to Parent a written statement accepting or disputing the Post-Closing Statement. In the event that the Holder Representative shall dispute the Post-Closing Statement, such statement shall include a detailed itemization of the Holder Representative’s objections and the reasons therefor (such statement, a “Dispute Statement”). Any component of the Post-Closing Statement that is not disputed in a Dispute Statement shall be final and binding on the parties hereto and not subject to appeal. If the Holder Representative does not deliver a Dispute Statement to Parent within the Review Period or delivers a statement accepting the Post-Closing Statement, the Post-Closing Statement shall be final and binding on the parties hereto and not subject to appeal.

(d) Dispute Resolution. If the Holder Representative delivers a Dispute Statement during the Review Period, Parent and the Holder Representative shall promptly meet and attempt in good faith to resolve their differences with respect to the disputed items set forth in the Dispute Statement during the thirty (30) Business Days immediately following Parent’s receipt of the Dispute Statement, or such longer period as Parent and the Holder Representative may mutually agree (the “Resolution Period”). Any such disputed items that are resolved by Parent and the Holder Representative during the Resolution Period shall be final and binding on the parties hereto and not subject to appeal. If Parent and the Holder Representative do not resolve all such disputed items by the end of the Resolution Period, then the parties shall follow the procedures set forth in Section 2.7.

(e) Post-Closing Payments.

(i) If, upon the final determination of the Working Capital at Closing (the “Final Closing Working Capital”) pursuant to this Section 2.6 or 2.7:

(A) the Final Closing Adjustment is a positive number, then the Company Converted Stockholders and Vested Option Holders shall be entitled to receive an amount equal to the Final Closing Adjustment from Parent under this Section 2.6(e) (the “Post-Closing Adjustment Excess”); and

(B) the Final Closing Adjustment is a negative number, then Parent shall be entitled to receive an amount equal to the absolute value of the Final Closing Adjustment under this Section 2.6(e) (the “Post-Closing Adjustment Deficit”).

(ii) Within three (3) Business Days after the determinations set forth in clause (i) of this Section 2.6(e), either (A) Parent shall, in the event there is a Post-Closing Adjustment Excess, deposit or shall cause to be deposited with the Payment Agent, by wire transfer of immediately available funds, an amount in cash equal to the Post-Closing Adjustment Excess, which shall be payable to the Company Converted Stockholders and Vested Option Holders in accordance with Section 2.1(a); or (B) Parent and the Holder Representative shall, in the event there is a Post-Closing Adjustment Deficit, provide a joint written instruction to the Escrow Agent to deliver an amount in cash equal to the Post-Closing Adjustment Deficit from the Escrow Amount, which shall be deemed to be deducted from the portion of the Escrow Amount attributable to each Holder based on such holder’s Pro Rata Share of the Escrow Amount.

(iii) Any payment made under this Section 2.6(e), to the maximum extent permitted by applicable Law, shall be treated for all Tax purposes as an adjustment to the Total Consideration.

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2.7 Independent Accountant. If Holder Representative and Parent fail to resolve the issues under Sections 2.3(b) and 2.6, Holder Representative and Parent shall submit their issues remaining in dispute to a mutually agreeable third party nationally recognized accounting firm (the “Independent Accountant”), it being understood that the Independent Accountant in such case shall act as an expert and not as an arbitrator. If the parties cannot agree upon the Independent Accountant within ten (10) Business Days after the respective request for such designation, the Independent Accountant shall be appointed, upon request of either party, by the American Institute of CPAs (the “AICPA”), which shall select a nationally recognized accounting firm to act as the Independent Accountant. Such nationally recognized accounting firm shall not be an accounting firm that has performed accounting or similar services for either party in the three (3) years preceding the date of this Agreement. If issues are submitted to the Independent Accountant to settle the disagreement:

(a) Holder Representative and Parent shall furnish or cause to be furnished to the Independent Accountant and to the other party such work papers and other documents and information relating to the disputed issues as the Independent Accountant may request and are available to the Holder Representative or the Parent or their Representatives, and shall be afforded the opportunity to present to the Independent Accountant any material relating to the disputed issues and to discuss the issues with the Independent Accountant;

(b) the determination by the Independent Accountant of the amount at issue, as set forth in a notice to be delivered to the Holder Representative and Parent (who shall use reasonable efforts to ensure that such notice be delivered within thirty (30) Business Days of the submission to the Independent Accountant of the issues remaining in dispute), shall be final, binding and conclusive on the parties; and

(c) the fees and expenses of the Independent Accountant shall be allocated equally between Parent and the Holder Representative (on behalf of the Holders) which each Party shall pay directly to the Independent Accountant.

2.8 Withholding Rights; Deductions from Merger Consideration.

(a) After consultation with the Holder Representative, each of the Surviving Corporation and Parent and the Ultimate Parent or a subsidiary of the Ultimate Parent shall be entitled to deduct and withhold from any payment to any Person under this Agreement or any Related Agreements such amounts as it is required to deduct and withhold with respect to the making of such payment or any other Tax withholding obligation with respect to the Merger or the exercise, cancellation or cash out of any Company Stock Right or the vesting of restricted stock under the Code or any provision of applicable U.S. federal, state, local or foreign Tax Law. To the extent that amounts are so withheld or deducted by the Surviving Corporation or by Parent, as the case may be, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by the Surviving Corporation or by Parent or by the Ultimate Parent or a subsidiary of the Ultimate Parent, as the case may be.

(b) All parties hereto agree that: (i) the right of the holders of Company Converted Capital Stock to the Escrow Amount, Specified Matter Escrow Amount, Year 1 Deferred Merger Consideration and Year 2 Deferred Merger Consideration is intended to be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of foreign, state or local law, as appropriate; (ii) Parent shall be treated as the owner of the Escrow Amount and Specified Matter Escrow Amount solely for tax purposes, and all interest and earnings earned from the investment and reinvestment of the Escrow Amount and Specified Matter Escrow Amount, or any portion thereof, shall be allocable to Parent pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8; (iii) if and to the extent any portion of

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the Escrow Amount or Specified Matter Escrow Amount is actually distributed or the Year 1 Deferred Merger Consideration and Year 2 Deferred Merger Consideration are actually paid to the holders of Company Converted Capital Stock, interest shall be imputed on such amount, as required by Section 483 or 1274 of the Code; (iv) in the event that the total amount of any interest and earnings earned on the Escrow Amount or Specified Matter Escrow Amount exceeds the imputed interest described in clause (iii) with respect to the Escrow Amount and Specified Matter Escrow Amount, such excess amount shall be treated as interest or other income and not as purchase price; and (v) the receipt by any holder of Company Options or holder of Unvested Company Share of any portion of the Escrow Amount, Specified Matter Escrow Amount, Year 1 Deferred Merger Consideration and Year 2 Deferred Merger Consideration shall be treated as compensation paid by the Company for U.S. federal income tax purposes and any corresponding provision of foreign, state or local law, as appropriate. Clause (iv) of the preceding sentence is intended to ensure that the right of the holders of Company Converted Capital Stock to the Escrow Amount and Specified Matter Escrow Amount and any interest and earnings earned thereon is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder. All parties hereto shall file all Tax Returns consistently with the foregoing and shall not take any tax position, including in any Tax contest or proceeding, that is inconsistent with the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are disclosed in the disclosure schedule dated as of the date hereof and delivered herewith to Parent (the “Company Disclosure Schedule”) corresponding to the applicable Section and subsection or clause of this Article III (which disclosures will qualify the Section or subsection they specifically reference and will also qualify other Sections or subsections in this Article provided that it is readily apparent on its face, upon a reading of the disclosure without any independent knowledge on the part of the reader regarding the matter disclosed that such disclosure is responsive to such other Section or subsection of this Article III), the Company hereby represents and warrants to each of Parent and Merger Sub as of the date hereof and as of the Closing as follows:

3.1 Organization of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction listed on Schedule 3.1(a), which constitute all of the jurisdictions in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such other jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent a true and correct copy of the Company Certificate of Incorporation and its By-laws, each as amended to date and in full force and effect on the date hereof. The Company has not violated the Company Certificate of Incorporation or its By-laws in any material respect. Schedule 3.1(b) lists, as of the date hereof, every state or foreign jurisdiction in which the Company has facilities, maintains an office or has a current Employee, consultant or contractor. Except as set forth on Schedule 3.1(c), neither the Company nor its predecessors has conducted any business under or otherwise used for any purpose in any jurisdiction any fictitious name, assumed name, trade name or other name.

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3.2 Authority.

(a) The Company has all requisite corporate power and authority to enter into this Agreement, the Certificate of Merger and each other agreement, certificate or document contemplated hereby and required to be executed and delivered pursuant hereto (collectively, the “Related Agreements”) to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. The Company Board Approval has been properly obtained, and constitutes all of the necessary corporate action on the part of the Company Board for the authorization, execution and delivery of this Agreement and the Related Agreements by the Company and the performance by the Company of the Merger and the other transactions contemplated hereby and thereby. The approval of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, by Company Stockholders holding greater than (x) fifty percent (50%) of the total number of issued and outstanding shares of Company Common Stock voting together as a single class; (y) fifty percent (50%) of the total number of issued and outstanding shares of Company Common Stock and Company Preferred Stock voting together as a single class on an as-converted basis and (z) seventy percent (70%) of the total number of issued and outstanding shares of Company Preferred Stock voting together as a single class, constitutes all of the votes, consents and approvals required of the Company Stockholders for the authorization, execution and delivery of this Agreement and the Related Agreements by the Company and the performance by the Company of the Merger and the other transactions contemplated hereby and thereby (the “Transaction Approval”). The Company has delivered to Parent a certified copy of the Company Board Approval as of the date hereof.

(b) This Agreement has been, and each of the Related Agreements to which the Company is a party will be, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than the Company), this Agreement constitutes, and in the case of the Related Agreements they will at Closing constitute, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity; provided, however, that the Certificate of Merger will not be effective until filed with the Secretary of State of the State of Delaware.

3.3 No Conflict. Except as set forth on Schedule 3.4(b), the execution and delivery by the Company of this Agreement and the Related Agreements to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with or result in any material violation of or material default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any material obligation or loss of any material benefit under, or result in the imposition or creation of any material Lien upon any of the Company’s properties or assets (tangible or intangible) under (i) any provision of the Company Certificate of Incorporation, the Company’s By-laws or any other organizational documents of the Company or any of its Subsidiaries, (ii) any agreement set forth or required to be set forth on Schedule 3.17, (iii) any Company Authorization or (iv) any Law applicable to the Company or any of its properties or assets (whether tangible or intangible).

3.4 Consents.

(a) No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission (each, a “Governmental Entity”) is required by, or with respect to, the Company in connection with the execution and delivery of this Agreement and the Related Agreements to which the Company is a party or the

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consummation of the transactions contemplated hereby and thereby, except for (i) such consents, waivers, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable antitrust Laws (collectively, “Antitrust Laws”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and notices to Company Stockholders required by the DGCL and the Company Certificate of Incorporation, (iii) any such consents, waivers, approvals, orders, authorizations, registrations, declarations, notices and filings, the absence of which would not be reasonably expected to be individually, or in the aggregate, material to the Company, or prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement; and (iv) CFIUS Approval.

(b) Schedule 3.4(b) sets forth all notices to, and all necessary consents, waivers and approvals of, parties to any agreement set forth or required to be set forth on Schedule 3.17 to which the Company is a party or by which it or its properties are bound that are required thereunder in connection with the execution and delivery of this Agreement and the Related Agreements to which the Company is a party or the consummation of the transactions contemplated hereby and thereby, or for any such material agreement to remain in full force and effect without limitation, modification or alteration (including payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay pursuant to the terms of such agreement had the transactions contemplated by this Agreement not occurred) immediately after the Effective Time so as to preserve all rights of, and benefits to, the Company under such agreement immediately after the Effective Time, except for such consents, waivers and approvals the absence of which would not have a Company Material Adverse Effect.

3.5 Subsidiaries. Schedule 3.5(a) lists each Subsidiary of the Company. Each Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization (as such concepts are applicable in the jurisdictions in which such Subsidiaries are organized). Each Subsidiary has the requisite power to own its properties and to carry on its business as currently conducted. Each Subsidiary is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which it conducts business, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. A true and correct copy of each Subsidiary’s charter documents and bylaws, each as amended to date and in full force and effect on the date hereof, has been made available to Parent. Schedule 3.5(b) lists the directors and officers of each Subsidiary as of the date of this Agreement. Except as set forth on Schedule 3.5(c), the operations now being conducted by each Subsidiary are not now and have never been conducted under any other name. Schedule 3.5 also lists, as of the date hereof, every state or foreign jurisdiction in which each Subsidiary has facilities, maintains an office, has a current Employee, consultant or contractor or otherwise conducts its business. All of the outstanding shares of capital stock of each Subsidiary are owned of record and beneficially by the Company. All outstanding shares of stock of each Subsidiary are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the certificate of incorporation, bylaws or other organizing documents of such Subsidiary, to the extent such concepts exist under the Laws of the jurisdiction of organization of such Subsidiary, or any agreement to which such Subsidiary is a party or by which it is bound, and have been issued in compliance with federal and state securities laws. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which any of the Subsidiaries is a party or by which it is bound obligating such Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of the Subsidiaries.

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3.6 Company Capital Structure.

(a) The authorized capital stock of the Company consists of 350,000,000 shares of Class A Common Stock, of which, as of the date hereof, 50,408,398 shares are issued and outstanding, 6,000 shares of Class B-1 Common Stock, of which, as of the date hereof, 6,000 shares are issued and outstanding, 4,000 shares of Class B-2 Common Stock, of which, as of the date hereof, 4,000 shares are issued and outstanding, 111,516,762 shares of Series A Preferred Stock, of which, as of the date hereof, 109,132,450 shares are issued and outstanding, and 95,318,182 shares of Series B Preferred Stock, of which, as of the date hereof, 92,960,929 shares are issued and outstanding, and 49,000,000 shares of Series B-1 Preferred Stock, of which, as of the date hereof, 44,972,293 shares are issued and outstanding. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. Schedule 3.6(a)(i) sets forth, a true, correct and complete list of the name and address of each Person that is the registered owner of any shares of Company Common Stock, Company Series A Stock, Company Series B Stock, Company Series B-1 Stock and the number of such shares so owned by such Person, the number of shares of Company Common Stock that would be owned by such Person assuming conversion of all shares of Company Preferred Stock so owned by such Person giving effect to all anti-dilution and similar adjustments and the certificate numbers evidencing such shares. The number of such shares set forth as being so owned by such Person constitutes the entire interest of such Person in the issued and outstanding capital stock or voting securities of the Company. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and, except as disclosed in Schedule 3.6(a)(ii), are free of any Liens, preemptive rights, rights of first refusal or “put” or “call” rights, in each case, created by statute applicable to the Company, the Company Certificate of Incorporation or By-laws of the Company or any contract to which the Company is a party or by which the Company is bound. All outstanding shares of Company Capital Stock, Unvested Company Shares, Company Options and Company Warrants have been issued or repurchased (in the case of shares that were outstanding and repurchased by the Company or any stockholder of the Company) in compliance with all applicable federal, state, foreign, or local statutes, laws, rules, or regulations, including federal and state securities laws. There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock. The Company is not under any obligation to register under the Securities Act any shares of Company Capital Stock or any other securities of the Company, whether currently outstanding or that may subsequently be issued. The Company has no other capital stock authorized, issued or outstanding. Except as disclosed in Schedule 3.6(a)(iii), no vesting provisions applicable to any shares of Company Capital Stock, Unvested Company Shares, Company Options or Company Warrants, or to any other rights to purchase Company Capital Stock, will accelerate as a result of the Merger or as a result of any other events.

(b) Except for the Company Equity Plans, the Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any person. The Company has reserved, as of the date here, 81,716,507 shares of Company Common Stock for issuance to employees and non-employee directors of, and consultants to, the Company upon the vesting of stock rights or the exercise of options granted under the Company Equity Plans or any other plan, agreement or arrangement (whether written or oral, formal or informal), of which (i) 30,521,505 shares are issuable, as of the date hereof, upon the vesting of outstanding stock rights or the exercise of outstanding, unexercised options, granted under the Company Equity Plans, (ii) 46,100,793 shares have been issued as of the date hereof pursuant to stock rights or upon the exercise of options granted under the Company Equity Plans and (iii) 7,282,546 remain outstanding as of the date hereof. Schedule 3.6(b) sets forth for each outstanding Unvested Company Share, Company Option and Company Warrant, a true, correct and complete list, by type of equity award, of the name of the holder of such restricted stock right, option or warrant, the type of entity of such holder (if not an individual), the domicile address of such holder, an indication of whether such holder is an Employee, consultant or contractor of the Company, the number of shares of Company Capital Stock issuable upon the vesting of

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the restricted stock rights or exercise of such option or warrant, the date of grant, the exercise price of such option or warrant, the vesting schedule for such restricted stock right, option or warrant, including the extent vested to date and whether by its terms the vesting of such restricted stock right, option or warrant would be accelerated by the transactions contemplated by this Agreement, whether such option is a nonstatutory option or intended to qualify as an incentive stock option as defined in Section 422 of the Code, whether the equity award is subject to a foreign tax scheme, the Equity Plan from which each equity award was granted and for each holder of a Company Option, Unvested Company Share or Company Warrant that is not a resident of the United States, the residence of such holder. As of the date hereof, an aggregate of 18,056,505shares of Company Common Stock are issuable upon the exercise of outstanding Company Options. As of the date hereof, an aggregate of 12,465,000 shares of Company Common Stock are issuable upon the vesting of outstanding Unvested Company Shares. As of the date hereof, an aggregate of 0 shares of Company Common Stock are issuable upon the exercise of outstanding Company Warrants, and an aggregate of 1,101,695 shares of Company Preferred Stock are issuable upon the exercise of outstanding Company Warrants.

(c) Other than as set forth in Schedule 3.6(a) or Schedule 3.6(b), as of the date of this Agreement, no Person has any right to acquire any shares of Company Capital Stock or any options, warrants or other rights to purchase shares of Company Capital Stock or other securities of the Company, from the Company or, to the knowledge of the Company, from any Company Stockholder.

(d) Except for the Unvested Company Shares, Company Options and Company Warrants, described in Schedule 3.6(b), there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company is a party or by which the Company is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except as contemplated hereby, there are no contracts relating to voting, purchase or sale of any Company Capital Stock (i) between or among the Company and any of the Company Stockholders, other than written contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the knowledge of the Company, between or among any of the Company Stockholders. Other than as set forth in Schedule 3.6(a) and Schedule 3.6(b), neither the Company Equity Plans nor any contract of any character to which the Company and/or any Subsidiary is a party to or by which the Company and/or any Subsidiary is bound relating to any Company Options, Company Stock Rights or Company Warrants requires or otherwise provides for any accelerated vesting in connection with the Merger or any other transaction contemplated by this Agreement or upon termination of employment or service with the Company or with Parent or any Subsidiary, or any other event, before, upon or following the Merger or otherwise. True, correct and complete copies of each Equity Plan, all agreements and instruments relating to or issued under each Equity Plan (including executed copies of all contracts relating to each Company Option, Company Stock Rights and Company Warrants) have been made available to Parent’s counsel, and such plans and Contracts have not been amended, modified or supplemented since being provided to Parent’s counsel, and there are no agreements, understandings or commitments to amend, modify or supplement such plans or Contracts in any case from those made available to Parent’s counsel.

(i) Except for the Company Options, Company Warrants and Company Class B Common Stock, there are no Company Stock Rights or agreements obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Capital Stock or any capital stock or equity or other ownership interest of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such Company Stock Right. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company.

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(e) Except as set forth in Schedule 3.6(e), there are no (i) voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company to which the Company is a party, by which the Company is bound, or of which the Company has knowledge, or (ii) agreements or understandings to which the Company is a party, by which the Company is bound, or of which the Company has knowledge relating to the registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any Company Capital Stock. The execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby does not implicate any rights or obligations under the Investor Agreements that have not been complied with or waived. The holders of Company Capital Stock, Company Options, Company Warrants and any other Company Stock Rights have been or will be properly given or shall have properly waived any required notice prior to the Merger.

3.7 Company Financial Statements, Internal Controls and Company Forecast.

(a) Schedule 3.7(a)(i) sets forth (i) the audited balance sheets of the Company as at December 31, 2012 and December 31, 2013 and the related audited statements of income and cash flow for the fiscal years then ended, and (ii) the unaudited balance sheet (the “Company Balance Sheet”) of the Company as at June 30, 2014 (the “Balance Sheet Date”) and the related unaudited statements of income and cash flow of the Company for the six (6)-month period then ended (the financial statements referred to in items (i) and (ii) collectively, the “Company Financial Statements”). The Company Financial Statements are accurate and complete in all material respects and have been prepared from the books and records of the Company and in accordance with generally accepted accounting principles effective in the United States (“GAAP”) applied on a consistent basis throughout the periods indicated and consistent with each other, except for the absence of footnotes. The Company Financial Statements fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as of the dates and for the periods indicated therein, subject, in the case of the unaudited interim Company Financial Statements, to normal year-end adjustments, which were not material in amount or significance.

(b) The Company has in place systems and processes that are customary for a company at the same stage of development as the Company and that are designed to (x) provide reasonable assurances regarding the reliability of the Company Financial Statements and (y) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Company Financial Statements. As of the date hereof, neither the Company nor, to the Company’s knowledge, any Employee, auditor, accountant or representative of the Company has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of the Company Financial Statements. There have been no instances of fraud by the Company, whether or not material, that occurred during any period covered by the Company Financial Statements.

(c) To the Company’s knowledge, no Employee has provided information to any Governmental Entity regarding the commission of any crime or the violation of any Law applicable to the Company or any part of its operations.

(d) The Company’s historical financial statements included operating expenses in the average amount of $[***] over the last three (3) calendar years in connection with [***], and [***] ($[***]) is part of the Company’s operative budget for such [***] for the period from July 1, 2014 to December 31, 2015.

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For the avoidance of doubt, the representations and warranties contained in this Section 3.7 shall not apply with respect to Taxes or the Tax Returns of the Company.

3.8 Liabilities.

(a) Except for (i) liabilities recorded or reserved against on the Company Balance Sheet, (ii) liabilities incurred since the Balance Sheet Date in the ordinary course of business, consistent with prior practice, or (iii) performance obligations under executory contracts made available to Parent, the Company does not have any material debts, liabilities, or demands of any nature (whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, or as a guarantor or otherwise).

(b) Schedule 3.8(b) lists: (i) all accounts payable of the Company as of the Balance Sheet Date and the aging thereof; (ii) any customer deposits or other deposits held by the Company as of the date hereof; and (iii) all notes payable and other Indebtedness of the Company as of the date hereof. All accounts payable of the Company that arose after the Balance Sheet Date have been recorded on the accounting books and records of the Company. To the knowledge of Company, all outstanding accounts payable of the Company represent valid obligations arising from bona fide purchases of assets or services, which assets or services have been delivered to the Company.

(c) The Company has not, at any time: (i) made a general assignment for the benefit of creditors; (ii) filed, or had filed against it, any bankruptcy petition or similar filing; (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets; (iv) admitted in writing its inability to pay its debts as they become due; or (v) been convicted of, or pleaded guilty or no contest to, any felony. The Company is not insolvent. To the knowledge of the Company, none of its Key Employees has been convicted of, or pleaded guilty or no contest to, any felony that would disqualify such employee from their employment with the Company.

3.9 Absence of Certain Changes. Except as set forth in Schedule 3.9 or as specifically contemplated by this Agreement, since the Balance Sheet Date through the date hereof, there has not been, occurred or arisen any:

(a) transaction by the Company, except in the ordinary course of business and consistent with past practices, in an amount received or paid by the Company not in excess of Fifty Thousand Dollars ($50,000) individually or Two Hundred and Fifty Thousand Dollars ($250,000) in the aggregate;

(b) amendments or changes to the Company Certificate of Incorporation or By-laws of the Company (other than the Charter Amendment);

(c) capital expenditure or capital commitment by the Company in any amount in excess of Fifty Thousand Dollars ($50,000) individually or Two Hundred and Fifty Thousand Dollars ($250,000) in the aggregate;

(d) payment, discharge or satisfaction, in any amount in excess of Fifty Thousand Dollars ($50,000) in any one case or Two Hundred and Fifty Thousand Dollars ($250,000) in the aggregate, of any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise of the Company), other than payments, discharges or satisfactions in the ordinary course of business and consistent with past practices of liabilities reflected or reserved against in the Company Balance Sheet;

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(e) failure to pay accounts payable when due consistent with prior practice or any delay in payment thereof or any renegotiation thereof, except in the ordinary course of business consistent with prior practice;

(f) destruction of, damage to or loss of any material assets of the Company (whether or not covered by insurance), except ordinary wear and tear, or loss of any material business or customer of the Company;

(g) work stoppage, labor strike or other labor trouble, or any action, suit, claim, labor dispute or written grievance relating to any labor, employment and/or safety matter involving the Company, including written charges of wrongful discharge, discrimination, wage and hour violations, or other unlawful labor and/or employment practices or actions;

(h) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company, other than to reflect corresponding change in GAAP;

(i) revaluation by the Company of any of their material assets, including the writing down of the value of inventory or writing off of notes or accounts receivable, except in the ordinary course of business consistent with prior practice;

(j) (i) declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Stock or any direct or indirect redemption, purchase or other acquisition by the Company of any Company Capital Stock or Company Stock Rights, other than repurchases of Company Common Stock from Employees, consultants, contractors or other Persons performing services for the Company pursuant to agreements under which the Company has the option to repurchase such shares at cost upon the termination of employment or other services; (ii) any split, combination or reclassification of any Company Capital Stock; or (iii) any issuance or authorization of the issuance of any Company Capital Stock, Company Stock Rights (other than the issuance of Company Common Stock upon the exercise of Company Options outstanding on the date hereof pursuant to their terms) or any securities in respect of, in lieu of or in substitution for, any Company Capital Stock or Company Stock Rights;

(k) increase in the salary or other compensation payable or to become payable (including any type of deferred compensation) by the Company to any of its Employees, consultants, contractors, or advisors, including the modification of any existing compensation, severance or equity arrangements with such individuals (including any repricing of any Company Stock Rights or any amendment or acceleration of any vesting terms related thereto or to any shares of Company Capital Stock held by such individuals), or the declaration, payment or commitment or obligation of any kind for the payment by the Company of a bonus or other additional salary or compensation to any such Person, in each case other than in the ordinary course of business consistent with prior practice;

(l) adoption or amendment of any employee benefit plan;

(m) entering into of any type of agreement that constitutes Company Contract by the Company, any termination, extension, amendment or modification of the material terms of any Company Contract by the Company or any waiver, release or assignment of any material rights or claims thereunder, in each case except in the ordinary course of business and consistent with prior practice;

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(n) sale, lease, license or other disposition of any of the material assets or properties of the Company or creation of any Lien in such assets or properties, except sales or non-exclusive licenses of Company Products in the ordinary course of business consistent with prior practice;

(o) loan by the Company to any Person, incurrence by the Company of any Indebtedness (except for trade payables incurred in the ordinary course of business), guarantee by the Company of any Indebtedness, issuance or sale of any debt securities of the Company or purchase of or guaranteeing of any debt securities of others, except for advances to Employees for travel and business expenses in the ordinary course of business and consistent with prior practice;

(p) waiver or release of any right or claim of the Company, including any write-off or other compromise of any account receivable of the Company, except in the ordinary course of business and consistent with prior practice;

(q) commencement or written threat or verbal threat to a Key Employee of commencement of any lawsuit or proceeding against or, to the knowledge of the Company, investigation of the Company or its affairs, or commencement of any litigation by the Company, or settlement of any lawsuit, proceeding or investigation (regardless of the party initiating the same);

(r) (i) transfer or sale by the Company of any rights to the Company Intellectual Property or the entering into of any license agreement (other than non-exclusive end-user license agreements entered into by the Company in the ordinary course of business consistent with past practices that do not include any rights with respect to source code and other Ordinary Course Outbound Agreements), distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Company Intellectual Property with any Person; (ii) purchase or other acquisition of any Intellectual Property Rights or the entering into of any in-license agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Intellectual Property Rights of any third Person (other than off the shelf shrink wrap, click through or similar licenses for commercially available software or other Generally Available Software or Open Source Software, in each case with no recurring license fee); (iii) material change in pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by Persons who have licensed Intellectual Property Rights to the Company (other than off the shelf shrink wrap, click through or similar licenses for commercially available software, in each case with no recurring license fee); (iv) entering into, or amendment of, any agreement with respect to the development of any Intellectual Property Rights with a third party; or (v) entering into any settlement agreement or compromise in connection with any threatened or actual litigation with respect to the Company Intellectual Property;

(s) agreement, or modification to any agreement pursuant to which any Person was granted marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to any products, services or technology of the Company;

(t) any failure to maintain, or allowance to lapse, or abandonment, including by failure to pay the required fees in any jurisdiction, of any Intellectual Property Rights that is Company Registered IP used in or otherwise material to the business;

(u) event, occurrence, change, effect or condition of any character that, individually or in the aggregate, has had or reasonably would be expected to have a Company Material Adverse Effect; or

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(v) agreement by the Company, or any Employees thereof, to do any of the things described in the preceding clauses (a) through (t) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement and the Related Agreements).

3.10 Accounts Receivable; Bank Accounts. Schedule 3.10 lists all accounts receivable of the Company as of the Balance Sheet Date, together with an aging schedule indicating a range of days elapsed since being invoiced. All of the accounts receivable of the Company (x) represent bona fide transactions that arose in the ordinary course of business, and (y) are subject to no setoffs or counterclaims. No Person has any Lien on any account receivable, and no agreement or, to the Company’s knowledge, request for material deduction or material discount has been made with respect to any account receivable. As of the date hereof, the Company has not received any written notice from any customer that such customer does not intend to pay any account receivable. Set forth on Schedule 3.10 is a description of each account maintained by or for the benefit of the Company at any bank or other financial institution including the authorized signatories of each account. There are no outstanding powers of attorney executed on behalf of the Company.

3.11 Restrictions on Business Activities. There is no agreement or judgment, injunction, order or decree, in either case to which the Company is a party, subject or, otherwise binding upon the Company, that would reasonably be expected to prohibit, impair or otherwise limit: (i) any business practice of the Company or any of its present or future Affiliates; (ii) any acquisition of property (tangible or intangible) by the Company or any of its present or future Affiliates; (iii) the conduct of business by the Company or any of its present or future Affiliates; or (iv) the freedom of the Company or any of its present or future Affiliates to engage in any line of business or to compete or do business with any Person, in each case whether arising as a result of a change in control of the Company or otherwise, that would individually or in the aggregate result in a Company Material Adverse Effect. Without limiting the generality of the foregoing, the Company has not (x) entered into any agreement under which the Company or any of its present or future Affiliates is restricted from selling, licensing, manufacturing or otherwise distributing any of its technology or products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market, (y) granted any Person exclusive rights to sell, license, manufacture or otherwise distribute any of the Company’s or any of its present or future Affiliates’ technology or products in any geographic area or with respect to any customers or potential customers or any class of customers during any period of time or in any segment of the market, or (z) entered into any agreement that will bind Parent or any of its Affiliates with respect to Parent’s or Parent’s Affiliates’ own customers, products or services.

3.12 Real Property; Leases.

(a) None of the real property used or occupied by the Company, in each case together with all buildout, fixtures and improvements created thereon (“Company Real Property”), is owned by the Company, nor has the Company ever owned any real property. All of the Company Real Property is leased or subleased by the Company.

(b) Schedule 3.12(b) sets forth all leases, subleases and other agreements pursuant to which the Company derives its rights in the Company Real Property (the “Leases”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses, the date of such Lease and each amendment thereto.

(c) The Leases are valid, binding and enforceable in accordance with their respective terms, and there does not exist under any such Lease any material default by the Company or, to the Company’s knowledge, by any other Person, or any event that, with or without notice or lapse of time or both, would constitute a material default by the Company or, to the Company’s knowledge, by

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any other Person. The Company has made available to Parent complete copies of all Leases, including all amendments and agreements related thereto, and the Leases constitute the entire agreement between the Company and each landlord or sublandlord with respect to the Company Real Property. All rent and other charges currently due and payable under the Leases have been paid, except for liabilities reflected or reserved against in the Company Financial Statements.

(d) The Company is the holder of the tenant’s interest under the Leases and has not assigned the Leases or subleased all or any portion of the premises leased thereunder. The Company has not made any material alterations, additions or improvements to the premises leased under the Leases that are required to be removed at the termination of the applicable Lease term.

3.13 Assets; Absence of Liens and Encumbrances.

(a) Schedule 3.13 identifies as of the date hereof all capitalized equipment, materials, tangible prototypes, tools, supplies, vehicles, furniture, fixtures, improvements and other tangible assets of the Company with an individual book value of greater than Twenty-Five Thousand Dollars ($25,000), and sets forth the original cost and book value of each such asset.

(b) The Company has good and valid title to, or, in the case of Company Real Property and leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in the Company Financial Statements and except for Permitted Liens.

(c) All facilities, machinery, equipment, fixtures, vehicles, and other personal properties owned, leased or used by the Company (i) are adequate for the conduct of the business of the Company as currently conducted in all material respects and (ii) are in good operating condition, subject to normal wear and tear, and reasonably fit and usable for the purposes for which they are being used.

3.14 Intellectual Property.

(a) Schedule 3.14(a) lists, as of the date hereof, all Company Products by name and, where applicable, version number that are currently offered for sale or license or are currently supported by the Company.

(b) Schedule 3.14(b) lists, as of the date hereof, (i) all Company Intellectual Property that is Registered Intellectual Property (“Company Registered Intellectual Property”) and all material unregistered Trademarks used by the Company or any of its Subsidiaries with respect to any Company Products; (ii) any formal actions that must be taken by the Company or any of its Subsidiaries within ninety (90) days of the Closing Date with respect to any of the Company Registered Intellectual Property, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates; and (iii) any proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which the Company or any of its Subsidiaries is or was a party and in which claims are or were raised relating to the validity, enforceability, scope, ownership or infringement of any of the Company Registered Intellectual Property. With respect to each item of Company Registered Intellectual Property: (A) all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Intellectual Property Rights; (B) each such item is currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use); (C) each such item is sustaining, and except with respect to applications, to the knowledge of the Company, valid and

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enforceable; and (D) each such item is not subject to any late unpaid maintenance fees. To the Company’s knowledge, there are no facts, information, or circumstances, including any information or facts that would constitute prior art, that would render any of the Company Registered Intellectual Property invalid or unenforceable, or would affect any pending application for any Company Registered Intellectual Property, except as otherwise disclosed in the relevant application. Neither the Company nor any of its Subsidiaries has misrepresented, or failed to disclose, any facts or information known to Company in any application for any Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise adversely affect the enforceability of any Company Registered Intellectual Property.

(c) At the Effective Time, all Company Intellectual Property will be fully transferable, alienable and licensable by the Surviving Corporation, subject to the Outbound Licenses, without restriction and without payment of any kind to any third party.

(d) The Company or any Subsidiary thereof is the sole and exclusive owner of each item of Company Intellectual Property, free and clear of any Liens other than Outbound Licenses, Ordinary Course Outbound Agreements and agreements set forth in Schedule 3.14(d). The Company has the sole and exclusive right to bring a claim or suit against any Person for past, present or future infringement or misappropriation of the Company Intellectual Property and to retain for itself any damages recovered in any such action. Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property Rights that are or, as of the time of such transfer or exclusive license, were material to the Company or any of its Subsidiaries, to any other Person.

(e) Schedule 3.14(e) lists, as of the date hereof, all Company Contracts under which a third party licenses any Intellectual Property Rights or provides any Technology to the Company or any of its Subsidiaries that is a Company Product or is incorporated into or embodied in a Company Product and is material to that Company Product, other than (i) licenses for the Open Source Software listed in Schedule 3.14(p)(i), and (ii) licenses for Generally Available Software (“Inbound Licenses”). Except for the Open Source Software listed in Schedule 3.14(p)(i), no third party that has licensed or provided Intellectual Property Rights or any Technology to the Company or any Subsidiary thereof has retained ownership of or license rights under any Intellectual Property Rights in any improvements or derivative works made solely or jointly by the Company or any Subsidiary thereof under such license.

(f) Other than Intellectual Property Rights licensed to the Company under (i) licenses for the Open Source Software listed in Schedule 3.14(p)(i), (ii) licenses for Generally Available Software and (iii) the licenses set forth in Schedule 3.14(e), the Company Intellectual Property includes all the Intellectual Property Rights necessary for the conduct of the business of the Company and its Subsidiaries as it currently is conducted and as currently proposed to be conducted by the Company within six (6) months of the date of this Agreement, including the design, development, manufacture, use, marketing, import for resale, delivery, distribution, licensing out and sale of all Company Products, provided, that the foregoing representation and warranty does not extend to any Intellectual Property Rights that become necessary as a result of a change made by or at the direction or request of Parent after the date of this Agreement to the Company’s business, Company Products or the Company’s development plan. The Company owns, or possesses licensed and sublicensable copies of, all Technology that is used in or, to the Company’s knowledge, necessary to the conduct of the business of the Company and its Subsidiaries as currently conducted.

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(g) Copies of the Company’s current standard form(s) of non-disclosure agreement and the Company’s current standard form(s), including attachments, of end-user and sales representative agreements for Company Products used by the Company in the thirty-six (36) months prior to the date of this Agreement (collectively, the “Standard Form Agreements”), are attached to Schedules 3.14(g)(i), 3.14(g)(ii), and 3.14(g)(iii), respectively.

(h) Other than non-disclosure agreements and non-exclusive end-user and sales representative agreements for Company Products that (i) do not materially differ in substance from the Standard Form Agreements, (ii) do not exceed Fifty Thousand Dollars ($50,000) in revenue to the Company on an annual basis and (iii) have been entered into in the ordinary course of business (the agreements that meet cumulatively (i), (ii) and (iii), “Ordinary Course Outbound Agreements”), Schedule 3.14(i) lists, as of the date hereof, all Company Contracts under which the Company or any of its Subsidiaries has granted, licensed or provided any Company Intellectual Property and/or Technology, including Company Products, to third parties (other than rights granted to consultants, contractors or vendors to use Company Intellectual Property and Technology for the sole benefit of the Company or any of its Subsidiaries), including any Company Contracts containing covenants not to sue or non-assertion provisions that relate to Company Intellectual Property (“Outbound Licenses”).

(i) The operation of the business of the Company and its Subsidiaries as it is currently conducted, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, delivery, sale and licensing out of any Company Product, does not infringe or misappropriate and will not infringe or misappropriate when conducted in substantially the same manner by the Surviving Corporation following the Closing, any Intellectual Property Rights of any Person, violate any Intellectual Property Right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the applicable Laws of any applicable jurisdiction; provided, that the foregoing representations and warranties do not extend to any infringement, misappropriation or violation occurring after the date of this Agreement only to the extent that such infringement, misappropriation or violation is caused by (i) any change made by or at the direction or request of Parent to the Company’s business, Company Products or the Company’s development plan or (ii) the combination of any Company Product with other Technology, made by or at the direction or request of Parent, but only to the extent that such infringement is caused by the other Technology or such combination therewith. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received a claim from any Person that such operation or any Company Product, or any Technology used by the Company, infringes or misappropriates any Intellectual Property Rights of any Person, or constitutes unfair competition or trade practices, under the Laws of any jurisdiction, nor does the Company have knowledge of any basis therefor. No Company Product or Company Intellectual Property is subject to any proceeding or outstanding order or settlement agreement or stipulation that restricts in any manner the use, provision, transfer, assignment or licensing thereof by the Company or any of its Subsidiaries or affects the validity, use or enforceability of such Company Product or Company Intellectual Property.

(j) All Company Contracts directly relating to Technology or Intellectual Property Rights (the “IP Contracts”) are in full force and effect, except to the extent they have previously expired in accordance with their terms. To the Company’s knowledge, no party to an Inbound License or Outbound License has any present intention to terminate such agreement. The consummation of the transactions contemplated by this Agreement will not, in any material respect, automatically (with or without the giving of notice or lapse of time or both) violate or result in the breach, modification, cancellation, termination, suspension of, or right to modify, cancel, terminate or suspend, or acceleration of any payments with respect to, the IP Contracts. Each of the Company and its Subsidiaries is in compliance with, and has not breached any term of any IP Contracts and, to the knowledge of the Company, all other parties to IP Contracts are in compliance with, and have not breached any term thereof. Immediately following the Closing, the Company and its Subsidiaries will be permitted to exercise all of their respective rights under the IP Contracts to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company, any of its Subsidiaries or Parent would otherwise be required to pay.

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(k) Neither this Agreement nor the transactions contemplated by this Agreement will cause, by the terms of a Company Contract: (i) Parent, any of its Affiliates or the Company or any of its Subsidiaries to grant to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them, (ii) Parent, any of its Affiliates or the Company or any of its Subsidiaries, to be restricted from developing, selling, licensing, manufacturing, delivering, distributing or commercializing any Company Intellectual Property or Company Products, or (iii) Parent, any of its Affiliates or the Company or any of its Subsidiaries to be obligated to pay any royalties or other fees or consideration with respect to Intellectual Property Rights of any third party in excess of those payable by the Company or its Subsidiaries in the absence of this Agreement or the transactions contemplated hereby.

(l) To the knowledge of the Company, no Person is infringing or misappropriating any Company Intellectual Property.

(m) Copies of the Company’s standard form(s) of proprietary information, confidentiality and assignment agreement for employees and the Company’s standard form(s) of consulting agreement containing proprietary information, confidentiality and assignment provisions are attached to Schedule 3.14(m)(i) and 3.14(m)(ii), respectively. All (i) current and former employees of the Company and its Subsidiaries, and (ii) current and former consultants of the Company and its Subsidiaries, in each case who have been involved in the creation, invention or development of Company Products or Technology for or on behalf of the Company or its Subsidiaries have executed the applicable form of agreement and have been paid adequate and valid consideration for such execution. Without limiting the foregoing, no employee or contractor of the Company or its Subsidiaries owns any Company Products or Company Intellectual Property, nor has any employee or contractor of the Company or its Subsidiaries made any written assertions to Company with respect to any alleged ownership. Without limiting the generality of the representations made in Sections 3.14(d), (f) and (i), to the knowledge of the Company, none of the Company’s employees’ and consultants’ work for the Company has been in any way done in breach of such employees’ or consultants’ obligations to any third parties, including any confidentiality or Intellectual Property Rights and Technology transfer obligations, and to the knowledge of the Company, there is no reasonable basis for any third party to claim rights to any Company Intellectual Property as work for hire or otherwise in connection with any work done by a Company employee or consultant for such third party at any time.

(n) Each of the Company and its Subsidiaries has taken reasonable steps to protect the confidentiality of confidential information and trade secrets of the Company or any of its Subsidiaries or of any third party that has provided any confidential information or trade secrets to the Company or any of its Subsidiaries including, without limitation, requiring each current and former Company employee and consultant and any other person with access to Company confidential information and trade secrets to execute a binding confidentiality agreement, copies of which have been made available to Parent and are listed on Schedule 3.14(n), as of the date hereof.

(o) No funding, facilities or resources of any government, university, college, other educational institution or governmental research center was used in the development of the Company Products or Company Intellectual Property.

(p) Schedule 3.14(p)(i) lists, as of the date hereof, all software that is available under the GNU Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache License, BSD licenses, or

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any other license that meets the Open Source Definition (www.opensource.org/osd.html) and/or Free Software Definition (www.gnu.org/philosophy/free-sw.html) (collectively, “Open Source Software”) and which has been included in, combined with, or used in the delivery of, any Company Product in any way, and describes the manner in which such Open Source Software was included, combined, used, modified and/or distributed (as applicable). Neither the Company nor any of its Subsidiaries has used Open Source Software in any manner that, with respect to any proprietary Company Product or other Company Technology, (i) requires its disclosure or distribution in source code form, (ii) requires the licensing thereof for the purpose of making derivative works, (iii) imposes any restriction on the consideration to be charged for the distribution thereof, (iv) grants, or purports to grant, to any third party, any rights or immunities under any Company Intellectual Property, or (v) impose any other material limitation, restriction, or condition (other than requirements of attribution, copyright notices or warranty disclaimers, or restrictions on the combined use of Open Source Software with other Open Source Software) on the right of the Company or any of its Subsidiaries with respect to its use or distribution of Company Intellectual Property. With respect to any Open Source Software that is or has been used by the Company or any of its Subsidiaries in any way, the Company and each of its Subsidiaries has been and is in compliance with all applicable licenses with respect thereto, including attribution and copyright notice requirements. Neither the Company nor its Subsidiaries, nor any of their employees, have contributed any proprietary portion of any Company Product or Company Technology as Open Source Software and no contributions made by any of the Company, its Subsidiaries or any employees acting within the scope of their employment for the Company or any Subsidiary to Open Source Software, if any, (x) were made in breach of confidentiality, Intellectual Property Rights or other obligations under any Contract to which the Company, or a Subsidiary is a party, (y) breach the terms of the open source license or other agreement under which they were contributed or released, or (z) infringe, misappropriate, or otherwise violate any Intellectual Property Rights of any Person.

(q) Neither the Company, any of its Subsidiaries, nor any other Person acting on its behalf has (i) disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any other Person (other than as provided in (ii) below) of, any proprietary source code for any Company Product except for disclosures to employees, contractors or consultants under binding written agreements that prohibit use or disclosure except in the performances of services to the Company or any Subsidiary thereof or (ii) delivered or permitted the delivery of any source code for any Company Product to any escrow agent.

(r) Except with respect to any Open Source Software listed in Schedule 3.14(p)(i), Schedule 3.14(r) contains, as of the date hereof, a complete list of all software development tools used by the Company and its Subsidiaries, except for any such tools that are Generally Available Software and are used in their generally available form (such as standard compilers) (the “Development Tools”). Schedule 3.14(r) also sets forth, for each Development Tool: (i) not entirely developed internally by employees of the Company or its Subsidiaries, the identity of the independent contractors and consultants involved in such development and a list of the agreements with such independent contractors and consultants; (ii) a list of any third parties with any rights to receive royalties or other payments with respect to such Development Tool, and a schedule of all such royalties payable; and (iii) a list of all agreements with third parties for the use by such third party of such Development Tool. The Company and its Subsidiaries have sufficient right, title and interest in and to the Development Tools for the conduct of their respective businesses as currently conducted.

(s) To the extent that any Company Contract continues to provide for development by the Company or any Subsidiary of any Company Product: (i) such development has been and is being substantially timely and properly completed in accordance with the applicable requirements of such Company Contract in all material respects and neither the Company nor any of its Subsidiaries has or will have any material liability arising out of the failure to timely and properly provide any prior deliverables

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in accordance therewith; and (ii) the Company is not aware of any matter which could reasonably be expected to cause the Company or any such Subsidiary not to timely and properly meet any milestone or other delivery date in full accordance with the applicable requirements of the applicable Company Contract in all material respects. The Company and its Subsidiaries are in full compliance in all material respects with all development obligations contained in all such Company Contracts, and, as of the date of this Agreement, the Company has not received any notice from any Person to the contrary. In the event that any such Company Contract is terminated by the other party thereto, neither the Company nor any of its Subsidiaries will have any liability for a refund or other repayment of any advance, minimum guarantee or other amounts, in each case as have been previously paid to the Company or such Subsidiary under such Company Contract attributable to such development, or pay any financial penalty directly attributable to such termination. To the extent that any Company Contract to which the Company or any of its Subsidiaries is a party continues to provide for development for the Company or any such Subsidiary of any Company Product by any third party, to the knowledge of the Company, no such third party has materially breached any obligations with respect to delivery schedule or specifications.

(t) Schedule 3.14(t) identifies and describes, as of the date hereof, (i) all the types of Personal Data collected by or for the Company and any Subsidiaries, including, without limitation, the types of Personal Data in each electronic or other database containing (in whole or in part) any Personal Data that is maintained by or for the Company and any Subsidiaries (“Company Database”); and (ii) how such Personal Data are collected, processed, used, stored, secured, and/or disclosed. Further:

(i) all Personal Data are collected, processed, used, stored, secured, and/or disclosed by or on behalf of the Company and any Subsidiaries in compliance in all material respects with all applicable Laws (“Privacy Laws”), and in compliance in all material respects with all Privacy Policies and Security Policies;

(ii) the Company has used commercially reasonable efforts to ensure that all third parties that have provided Personal Data to the Company have collected, processed, used, stored, secured, and/or disclosed such Personal Data in compliance with all applicable Privacy Laws, Privacy Policies and Security Policies; and

(iii) the Company has only processed Personal Data as a data processor and according to any applicable agreement, and not as a data controller.

(u) Schedule 3.14(u) contains each of the Company’s Privacy Policies in effect at any time since the inception of the Company (each a “Privacy Policy” and collectively “Privacy Policies”) and identifies the period of time during which each such Privacy Policy was or has been in effect. Further, the Company at all times has:

(i) clearly and conspicuously presented an accurate Privacy Policy to individuals at the time the Company has collected any Personal Data from individuals;

(ii) complied in all material respects with the procedures stated in each applicable Privacy Policy for notice of and/or consent to material changes to the data practices described in the applicable Privacy Policy; and

(iii) complied with and conducted the business of the Company in compliance in all material respects with the Company’s then-current Privacy Policy.

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(v)

(i) The Company and its Subsidiaries have at all times complied with and conducted the business of the Company in compliance in all material respects with all applicable Privacy Laws, and in compliance in all material respects with all Privacy Policies and Security Policies;

(ii) To the Company’s knowledge, there are no Bugs or Contaminants in any of the Company Products or Company Technology that violate or are capable of violating any applicable Laws, Privacy Policies or Security Policies;

(iii) Neither the execution, delivery, or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement, including, without limitation, the Company or any of its Subsidiary’s collection, processing, use, storage, security, and/or disclosure of Personal Data, will result in any violation of any applicable Privacy Laws, Privacy Policies or Security Policies; and

(iv) As of the date of this Agreement, the Company has not received any claim, complaint, inquiry, or notice from any third party or any governmental or regulatory authority or entity related to whether the Company’s collection, processing, use, storage, security, and/or disclosure of Personal Data (A) is in violation of any applicable Laws, Privacy Policies or Security Policies or (B) otherwise constitutes an unfair, deceptive, or misleading trade practice.

(w) Schedule 3.14(w) lists, as of the date hereof, all of the Company’s security policies and procedures that have been adopted and implemented at any time since the inception of the Company (“Security Policies”), all of which have been made available to Parent. Further:

(i) the Company and its Subsidiaries have used commercially reasonable efforts consistent with best industry practices, Privacy Laws and Privacy Policies to store and secure all Personal Data to protect against unauthorized access to or use of the Personal Data, including, without limitation, by adopting and implementing one or more Security Policies;

(ii) the Company and its Subsidiaries (where applicable) contractually requires all third parties providing services to the Company who have access to or receive Personal Data from the Company to use commercially reasonable efforts consistent with best industry practices, applicable Privacy Laws, Privacy Policies and Security Policies to store and secure all Personal Data to protect against unauthorized access to or use of such Personal Data;

(iii) to the Company’s knowledge, there has been no unauthorized or illegal use, processing, or disclosure of or access to, any Personal Data stored or secured by or for the Company or any of its Subsidiaries, including with respect to any Company Database;

(iv) to the Company’s knowledge, there has been no breach or violation of any Security Policies;

(v) each of the Company and its Subsidiaries takes commercially reasonable actions to protect the confidentiality, integrity and security of its software, databases, systems, networks and Internet sites and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties and complies with all relevant Laws with regards to the transmission and storage of such information;

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(vi) to the Company’s knowledge, there have been no material unauthorized intrusions or breaches of the security of Company’s information technology systems; and

(vii) the Company and its Subsidiaries have commercially reasonable business continuity and security plans, procedures and facilities for the business.

(x) The Company has disclosed in writing to Parent all information relating to any problem or issue with respect to any of the Company Products and other Company Technology of which the Company is aware which materially and adversely affects, or may reasonably be expected to adversely affect, functionality of such Company Products or Technology. Without limiting the generality of the foregoing, (i) there have been and are no material defects, malfunctions or nonconformities (collectively, “Bugs”) in any of the Company Products and Company Technology, provided, that the foregoing representation and warranty is made to the Company’s knowledge with respect to third-party components thereof; (ii) as of the date of this Agreement, there have been, and are, no claims asserted against the Company, any of its Subsidiaries or, to the Company’s knowledge, any of its customers or distributors related to the performance of Company Products or Company Technology; and (iii) as of the date of this Agreement, the Company has not been and is not required to recall any Company Products or Company Technology.

(y) The Company uses best industry practices to keep all Company Products (and all parts thereof) and the Technology used to deliver all Company Products free of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Company Product and the Technology used to deliver all Company Products (or all parts thereof) or data or other software of users of Company Products (collectively, “Contaminants”).

(z) The Company is in compliance in all material respects with all applicable Laws regarding marketing, advertising, online contests, sweepstakes and lotteries conducted online.

3.15 Product Warranties; Defects; Liabilities. Each Company Product has been in conformity in all material respects with the specifications for such Company Product, all applicable contractual commitments and all other applicable warranties. The Company has no liability or obligation (and to the Company’s knowledge, as of the date of this Agreement, there is no reasonable basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company giving rise to any liability or obligation) for replacement or repair thereof or other damages in connection therewith except liabilities or obligations for replacement or repair incurred in the ordinary course of business consistent with past practice.

3.16 Services. All maintenance, customer support, integration and customization development, porting and other consulting services provided by the Company to any third party (“Services”) were performed in conformity in all material respects with the terms and requirements of all applicable warranties and all applicable services agreements and in all material respects with all applicable Laws. Except as set forth on Schedule 3.16(a), as of the date of this Agreement, there is no claim pending or to the Company’s knowledge threatened against the Company relating to any Services or Services Agreement (as defined below). Schedule 3.16(b) sets forth all agreements that obligate the Company to provide Services after the date hereof (the “Services Agreements”), whether any such Services Agreements contain any maximum fee, cap or other similar provision that provides for payment other than on an unrestricted “time and materials” basis, the applicable fee and rate structure and payment terms for such Services provided thereunder, and a summary of the Company’s remaining commitments and milestones or other delivery or time for performance requirements thereunder. The Company has no “loss contract” or other agreement (a “Loss Contract”) where the expected cost to complete the contract exceeds either (i) the fees and payments to be received pursuant to such contract or (ii) the Company’s budgeted expense with respect thereto, and there is no reasonable basis to conclude that any agreement will become a Loss Contract.

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3.17 Company Contracts.

(a) Schedule 3.17 lists, as of the date hereof, each of the following agreements to which the Company or a Subsidiary is a party or by which it or its Subsidiaries or any of their properties or assets are bound (collectively with all Ordinary Course Outbound Agreements, “Company Contracts”):

(i) any collective bargaining agreement;

(ii) any employment agreement (excluding offer letters), offer letter not in conformance with the Company’s standard offer letter, management agreement, severance agreement, consulting agreement, visa and work permit;

(iii) any bonus or any other incentive compensation, deferred compensation, severance, salary continuation, pension, profit sharing or retirement plan, or any other employee benefit plan or arrangement that is not listed on Schedule 3.26(a);

(iv) any commission and/or sales agreement with any current Employee, individual consultant, contractor or salesperson, or under which a firm or other organization provides commission or sales-based services to the Company, that is not listed on Schedules 3.27(b) or 3.27(c);

(v) any fidelity or surety bond or completion bond;

(vi) any lease of personal property having a value individually in excess of Twenty-Five Thousand Dollars ($25,000);

(vii) any agreement whereby the Company has guaranteed or otherwise agreed to cause, insure or become liable for, or pledged any of its assets to secure, the performance or payment of, any obligation or other liability of any Person;

(viii) any agreement containing any covenant limiting the freedom of the Company or any of its present or future Affiliates to (x) engage in any line of business or in any geographic territory or to compete with any Person, or which grants to any Person any exclusivity to any geographic territory, any customer, or any product or service or (y) solicit for employment, hire or employ any Person;

(ix) any agreement relating to capital expenditures and involving future payments in excess of Thirty-Five Thousand Dollars ($35,000) in any individual case or Seventy Thousand Dollars ($70,000) in the aggregate;

(x) any agreement relating to the acquisition or disposition of material assets or any interest in any business enterprise outside the ordinary course of the Company’s business;

(xi) any agreement relating to the borrowing of money or the extension of credit;

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(xii) any unpaid or unperformed purchase order or agreement (including for services) involving in excess of Thirty-Five Thousand Dollars ($35,000) in any individual case or Seventy Thousand Dollars ($70,000) in the aggregate;

(xiii) any joint marketing (including any pilot program), development, content provider, destination site or merchant agreement;

(xiv) any joint venture, partnership, strategic alliance or other agreement involving the sharing of profits, losses, costs or liabilities with any third Person or any development, data-sharing, resale, distribution or similar arrangement relating to any Company Product or Service, excluding Ordinary Course Outbound Agreements;

(xv) any agreement pursuant to which the Company has granted or, upon the occurrence of certain events, is obligated to grant in the future, to any Person, a source code license or option or other right to use or acquire source code, or pursuant to which the Company has an obligation to disclose source code, including any agreements that provide for source code escrow arrangements;

(xvi) any sales representative, original equipment manufacturer, value added re-seller, remarketer or other agreement for distribution of the Company’s products or services, or the products or services of any other Person, excluding Ordinary Course Outbound Agreements;

(xvii) any agreement pursuant to which the Company has advanced or loaned any amount to any Company Stockholder or any Employee, consultant or contractor thereof, other than business expense advances in the ordinary course of business consistent with past practice;

(xviii) any agreement with any customer or third party to deliver products or services, including all end-user licenses and all services agreements, excluding Ordinary Course Outbound Agreements;

(xix) any agreement with any customer or third party to provide support or maintenance, to develop or customize any product or service, or to provide, support, customize or develop any third-party product, service or platform, excluding Ordinary Course Outbound Agreements;

(xx) any currently outstanding bid, offer, proposal, term sheet or similar document that has been submitted or received by the Company and that, if accepted by the receiving party, would obligate the Company thereunder;

(xxi) any agreement pursuant to which the Company has agreed to provide “most favored nation” pricing or other similar terms and conditions to any Person with respect to the Company’s sale, distribution, license or support of any Company Products or Services;

(xxii) any agreement pursuant to which the Company has agreed to provide Services for a fixed price, maximum fee, cap or other provision that provides for payment other than on an unrestricted “time and materials” basis;

(xxiii) any agreement with wireless telecommunications network operators (“Operators”) to whom the Company or any Subsidiary provides Company Products for the purpose of such Operator’s providing Company Products to mobile handset users, excluding Ordinary Course Outbound Agreements;

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(xxiv) any agreement containing any provisions having the effect of providing that the consummation of any of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement or the execution, delivery or effectiveness of this Agreement will conflict with, result in a material violation or material breach of, or constitute a material default under (with or without notice or lapse of time or both), such agreement or give rise under such agreement to any right of, or result in, a termination, right of first refusal, amendment, revocation, cancelation or acceleration, or loss of benefit, or the creation of any material Lien in or upon any of the properties or assets of the Company or of Parent or to any increased, guaranteed, accelerated or additional rights or entitlements of any Person;

(xxv) any agreement whereby the Company or any Subsidiary has agreed to indemnify, defend, and/or hold harmless any Person from an liability, claim, action, proceeding, damage, penalty, fine, expense, whether to a third Person, other than Ordinary Course Outbound Agreements, or otherwise; and

(xxvi) any other agreement that involves Thirty-Five Thousand Dollars ($35,000) or more or is not cancelable by the Company without penalty within sixty (60) days.

(b) Each Company Contract is in full force and effect and is valid and binding on the Company or a Subsidiary of the Company and enforceable in accordance with its terms. The Company is in compliance in all material respects with, and has not, breached, violated or defaulted under, in any material respect, or received notice that it has breached, violated or defaulted under, in any material respect, any of the terms or conditions of any Company Contract, nor does the Company have knowledge of any event or occurrence that would constitute such a breach, violation or default (with or without the lapse of time, giving of notice or both) or knowledge of any default by any third party, except as disclosed in Schedule 3.17, as of the date hereof. The Company has not given or received notice that any party to a Company Contract is terminating a Company Contract nor does the Company have knowledge that any other party to a Company Contract has a present intention of terminating such Company Contract, except as disclosed in Schedule 3.17. The Company is in compliance in all material respects with all service level commitments, delivery requirements, time lines, schedules, time of performance requirements and other milestones required under all Company Contracts. The Company has made available to Parent accurate and complete copies of all Company Contracts.

3.18 Change of Control Payments. Schedule 3.18 sets forth, as of the date hereof, (i) each plan or agreement of the Company pursuant to which any amounts may become payable (whether currently or in the future) to Employees of the Company, or any consultant, adviser or contractor to the Company, solely as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement or the Related Agreements and (ii) a summary of the nature and amounts that may become payable pursuant to each such plan or agreement thereunder.

3.19 Interested Party Transactions.

(a) No officer, director or Affiliate of the Company (nor any descendant or spouse of any of such Persons, or any trust, partnership or corporation in which any of such Persons has a direct economic interest) has directly (i) an economic interest in any Person which furnished or sold, or furnishes or sells, services or products that the Company furnishes or sells, or (ii) an economic interest in any Person that purchases from or sells or furnishes to, the Company, any goods or services or (iii) a beneficial interest in any agreement to which the Company is a party or by which they or their properties or assets are bound; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any entity” for purposes of this Section 3.19.

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(b) Except as set forth on Schedule 3.19, there are no receivables of the Company owed by any Employee, consultant or contractor to the Company (or any ancestor, sibling, descendant, or spouse of any such Persons, or any trust, partnership, or corporation in which any of such Persons has an economic interest), other than advances in the ordinary and usual course of business for reimbursable business expenses (as determined in accordance with the Company’s established employee reimbursement policies and consistent with past practice). None of the Company Stockholders has agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any obligation or liability of the Company.

3.20 Compliance with Laws.

(a) The Company is, and since January 1, 2011, has been in compliance in all material respects with, is not in material violation of, and has not received any written notices of material violation or alleged material violation with respect to, any applicable Law.

(b) In all material respects, the Company has complied with, is in compliance with, and none of them has taken any action that has materially violated or would reasonably be expected to result in a material violation of any Law related to the import and export of commodities, software, technology or other Intellectual Property, including the USA Patriot Act, the Export Administration Act, the Export Administration Regulations, the Arms Export Control Act, the International Traffic in Arms Regulations, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Foreign Asset Control Regulations, customs Laws and any rules or regulations issued under any of the foregoing.

3.21 Litigation. As of the date of this Agreement, except as set forth on Schedule 3.21, there is no action, suit, proceeding or investigation of any nature pending or to the knowledge of the Company, threatened against the Company, any of its properties or assets or, to the Company’s knowledge, any of its Employees. None of the Company or its properties is subject to any order that materially impairs the Company’s ability to operate.

3.22 Insurance. Schedule 3.22 sets forth all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations and Employees of the Company or any of its Affiliates, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no claim by the Company or any of its Affiliates pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. There is no pending claim that would reasonably be expected to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing) and the Company and its Affiliates are otherwise in material compliance with the terms of such policies and bonds. The Company has no knowledge of a threatened termination of, or premium increase with respect to, any of such policies. None of the Company or any of its Affiliates has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan or program.

3.23 Books and Records. The minute books and other similar records of the Company contain complete and accurate records of all material actions taken at any meetings of the Company’s stockholders, board of directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company.

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3.24 Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(a) Hazardous Material. The Company has not: (i) operated any underground storage tanks at any property that the Company has at any time owned, operated, occupied or leased; or (ii) released into the environment any substance that has been designated by any Environmental Law (as defined below) to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as hazardous substances pursuant to the federal Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said Laws (a “Hazardous Material”). No Hazardous Materials are present, as a result of the actions of the Company, or as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company has at any time owned, operated or leased.

(b) Hazardous Materials Activities. The Company has not transported, stored, used, manufactured, disposed of or exposed its Employees or others to Hazardous Materials in violation of any Environmental Law, nor has the Company disposed of, transported, sold or manufactured any product containing a Hazardous Material, in violation of any Environmental Law. “Environmental Law” means Laws relating to environmental matters, Hazardous Materials, natural resources, relating to released Hazardous Materials or pollution or protection of human health, safety and the environment.

(c) Permits. The Company currently holds all Company Authorizations necessary pursuant to Environmental Law for the conduct of its business as such business is currently being conducted.

(d) Environmental Liabilities. No action, proceeding, investigation, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Company’s knowledge, threatened, against the Company concerning Hazardous Materials or any alleged violation of Environmental Law. This Section 3.24 contains exclusive representations relating to environmental issues.

3.25 Brokers’ and Finders’ Fees. Except as set forth on Schedule 3.25, the Company has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby or by the Related Agreements. The Company has made available to Parent a copy of each agreement with respect to any matter set forth on Schedule 3.25.

3.26 Employee Benefit Plans and Employee Matters.

(a) Schedule 3.26(a) lists, with respect to the Company, any Subsidiary and any ERISA Affiliate, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee in excess of Ten Thousand Dollars ($10,000), (iii) all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, wellness program, employee assistance program, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans, programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees and (vi) all employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of the Company or any Subsidiary of greater than Ten Thousand Dollars ($10,000) remain for the benefit of, or relating to, any present or

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former employee, consultant or non-employee director of the Company or any Subsidiary (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”; provided, that any plan, program or arrangement that qualifies as a Foreign Plan as defined below shall be excluded from the definition of Company Employee Plan).

(b) The Company has made available to Parent a true, correct and complete copy of each of the Company Employee Plans and Foreign Plans, to the extent the Company has any such plans, and related plan documents (including without limitation, as applicable, trust documents, plan amendments, insurance policies or contracts, evidence of coverage, administrative services agreements, employee booklets, summary plan descriptions, summary of material modifications and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, made available to Parent true, correct and complete copies of the Form 5500 reports filed for the last three years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to the Company’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has also made available to Parent a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan. Neither the Company nor any Subsidiary sponsors or maintains any material self-funded medical plan.

(c) None of the Company Employee Plans or Foreign Plans, to the extent the Company has any such plans, promises or provides retiree medical or life insurance benefits to any person following the termination of their employment other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law. There has been no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) with respect to any Company Employee Plan that would result in material liability to the Company. Each Company Employee Plan has been administered and maintained, in all material respects, in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code). Neither the Company nor any Subsidiary is subject to any material Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. All contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and/or an reasonable amount has been accrued for such contributions to each applicable Company Employee Plan. In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company, the Subsidiaries or any ERISA Affiliates, except as could not reasonably be expected to result in material liability to the Company or the Subsidiaries, have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Employee Plan is covered by, and neither the Company nor any Subsidiary or ERISA Affiliate has incurred or would be expected to incur any Liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Parent,

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the Surviving Corporation and/or any Subsidiary (other than ordinary administrative expenses). No suit, administrative proceeding, action or other litigation is pending, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan or fiduciary thereto or against the assets of any Company Employee Plan, including any audit or inquiry by the Internal Revenue Service, United States Department of Labor or other Governmental Entity.

(d) With respect to each Company Employee Plan, each of the Company and each United States Subsidiary has complied, in each case in all material respects and to the extent applicable to each Company Employee Plan, with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including the COBRA provisions set forth in the American Recovery and Reinvestment Act of 2009 and any applicable proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder.

(e) There has been no amendment to, or written interpretation or formal or informal announcement (whether or not written) by the Company or any Subsidiary relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent fiscal year included in the Financial Statements.

(f) Neither the Company nor any Subsidiary or ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(g) Each material compensation and benefit plan maintained or contributed to by the Company or any Subsidiary that is subject to the laws of a jurisdiction outside of the United States (each such plan, to the extent the Company has any such plans, a “Foreign Plan” and all such plans, collectively, the “Foreign Plans”) is listed in Schedule 3.26(b). As regards each Foreign Plan, to the extent the Company has any such plans, (i) such Foreign Plan is in material compliance with the provisions of the Laws of each jurisdiction in which such Foreign Plan is maintained, to the extent those Laws are applicable to such Foreign Plan, (ii) all material contributions to, and material payments from, such Foreign Plan that may have been required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the Laws of the jurisdiction in which such Foreign Plan is maintained, have been timely made and/or an amount has been accrued therefor, (iii) the Company and each Subsidiary has materially complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the Laws of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan, (iv) such Foreign Plan has been administered in all material respects in accordance with its terms, (v) to the knowledge of the Company, there are no pending investigations by any governmental body involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, and (vi) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any material Liability with respect to such Foreign Plan.

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(h) None of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated by this Agreement or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any material payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any Subsidiary under any Company Employee Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Employee Plan, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person under any Company Employee Plan, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person.

(i) The Company and each Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local law. In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company, and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the ninety (90) day period prior to the date of this Agreement.

(j) There is no agreement, plan, arrangements or contracts covering any current or former employee or other service provider of the Company or any Subsidiary to which the Company is a party or by which the Company is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or contracts, will, or would reasonably be expected to, as a result of the transactions and agreements contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G of the Code and the regulations thereunder that would not be deductible by the Company. The Company Capital Stock is not readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder).

(k) Schedule 3.26(k) lists all material “nonqualified deferred compensation plans” (within the meaning of Section 409A(d) of the Code and the regulations thereunder) to which the Company, or any Subsidiary is a party. Each such nonqualified deferred compensation plan to which the Company or a Subsidiary is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements in each case, in all material respects. The exercise price of any and all Company Options is or was at least equal to the fair market value (as determined under Treasury Regulation Section 1.409A-1(b)(5)(iv)) of the Company Common Stock on the date each such Company Option was granted or repriced, and neither the Company nor Parent has incurred or will incur any liability or obligation to withhold taxes under Section 409A of the Code upon the vesting of any Company Options.

(l) The Company has made available to Parent true, correct and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession or subject to its control with respect to any unvested securities or other property issued by the Company or any Subsidiary to any of their respective employees, non-employee directors, consultants and other service providers.

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3.27 Employment Matters.

(a) Schedule 3.27(a) sets forth, as of the date of this Agreement, (x) with respect to each current Employee (including any Employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, including disability, family or other leave, sick leave or on layoff status subject to recall) (i) the date as of which such Employee was originally hired by the Company or any of Company’s Subsidiaries, and whether the Employee is on an active or inactive status; (ii) such Employee’s title; (iii) such Employee’s annualized compensation as of the date of this Agreement, including base salary, vacation and/or paid time off accrual amounts, bonus and/or commission potential, severance pay potential, and any other compensation forms; (iv) whether such Employee is not fully available to perform work because of a qualified disability under local Law or other leave and, if applicable, the type of leave (e.g., disability, workers compensation, family or other leave protected by applicable Law) and the anticipated date of return to full service; (v) the Company or its Subsidiary’s facility at which such Employee is deemed to be located; (vi) each current benefit plan in which such Employee participates or is eligible to participate; (vii) whether such Employee is classified as exempt or non-exempt for wage and hour purposes (if applicable); and (viii) any governmental authorization, permit or license that is held by such Employee and that is used in connection with the Company’s or any of its Subsidiaries’ business, and (y) with respect to each Employee, whether such Employee has executed the Company or the relevant Subsidiary’s standard form nondisclosure, confidentiality and assignment of inventions agreement.

(b) Schedule 3.27(b) contains a list of individuals who are, as of the date of this Agreement, performing services for the Company or any of Company’s Subsidiaries’ and are classified as “consultants” or “independent contractors,” the respective compensation of each such “consultant” or “independent contractor” and whether the Company or any of Company’s Subsidiaries is party to a consulting or independent contractor agreement with the individual. Any such agreements have been made available to Parent and are set forth on Schedule 3.27(b). Except as set forth on Schedule 3.27(b), to the Company’s knowledge any Persons now or heretofore engaged by the Company or any of Company’s Subsidiaries as consultants or independent contractors, rather than Employees, have been properly classified as such, are not entitled to any compensation or benefits to which regular, full-time Employees are or were at the relevant time entitled, were and have been engaged in material compliance with all applicable Laws, and have been treated accordingly and appropriately for all Tax purposes.

(c) A copy of each Employment Agreement and any amendment thereto has been made available to Parent. Except as set forth in Schedule 3.27(c), the employment of each of the Employees is terminable by the Company or any of Company’s Subsidiaries at will (except for non-U.S. Employees of the Company in a jurisdiction that does not recognize the “at will” employment concept) and the Company or any of Company’s Subsidiaries does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of its Employees, except as set forth on Schedule 3.27(c). The Company or any of Company’s Subsidiaries has not, and to the knowledge of the Company, no other Person has, (i) entered into any agreement that obligates or purports to obligate Parent or any of Parent’s Affiliates to make an offer of employment to any Employee, consultant or contractor of the Company or (ii) promised or otherwise provided any assurances (contingent or other) to any Employee, consultant or contractor of the Company or any of Company’s Subsidiaries of any terms or conditions of employment with Parent or any of Parent’s Affiliates following the Closing, except as set forth on Schedule 3.27(c).

(d) The Company has made available to Parent accurate and complete copies of all employee manuals and handbooks, employment policy statements and Employment Agreements, all of which comply with applicable Law in all material respects.

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(e) (i) None of the current Employees has given the Company written or oral notice terminating his or her employment with the Company, or terminating his or her employment upon a sale of, or business combination relating to, the Company in connection with the transactions contemplated by this Agreement; (ii) the Company or any of Company’s Subsidiaries does not have a present intention to terminate the employment of any current Employee; (iii) to the Company’s knowledge, no Employee, consultant or contractor is a party to or is bound by any employment contract, patent disclosure agreement, noncompetition agreement, any other restrictive covenant or other contract with any Person, or subject to any judgment, decree or order of any court or administrative agency, any of which would reasonably be expected to have a material adverse effect in any way on (x) the performance by such Person of any of his or her duties or responsibilities for the Company or any of Company’s Subsidiaries, or (y) the Company or any of Company’s Subsidiary’s business or operations; (iv) to the Company’s knowledge, no current Employee, contractor or consultant is in violation of any term of any Employment Agreement, patent disclosure agreement, noncompetition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Employee, contractor or consultant to be employed or retained by the Company or any of its Subsidiaries, as the case may be; (v) the Company or any of its Subsidiaries, is not, and has never been, engaged in any dispute or litigation with any Employee regarding ownership of Intellectual Property Rights; (vi) the Company and its Subsidiaries have materially complied with the employment laws of all non-U.S. jurisdictions in which they have employed employees in the past or in the present; and (vii) the Company has not incurred any liability or obligations under the WARN Act, as it may be amended from time to time, or similar state Law.

(f) The Company or any of its Subsidiaries is not presently, nor has it been in the past, a party to or bound by any union contract, collective bargaining agreement or similar agreement. The Company does not know of any activities or proceedings of any labor union to organize any Employees.

(g) The Company or any of its Subsidiaries is not engaged and has never been engaged in any unfair labor practice of any nature, that, if adversely determined, would result in any material liability to the Company or any of its Subsidiaries. There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting the Company or any of its Subsidiaries, or any Employees. There is not now pending and, to the Company’s knowledge, no Person has threatened to commence, any such slowdown, work stoppage, labor dispute, union organizing activity or any similar activity or dispute.

(h) To the knowledge of the Company, Employees have been and currently are properly classified under the Fair Labor Standards Act of 1938, as amended, and under any similar Law of any state or other jurisdiction applicable to such Employees. The Company or any of its Subsidiaries is not delinquent to, and has not failed to pay, any of its Employees, consultants or contractors for any wages (including overtime, meal breaks or waiting time penalties), salaries, commissions, accrued and unused vacation or paid time off to which they would be entitled under applicable Law, if any, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to such individuals. The Company or any of its Subsidiaries is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(i) Except as set forth in Schedule 3.27(i), (i) the Company or any of its Subsidiaries has no severance pay practice or policy; (ii) the Company or any of its Subsidiaries is not liable for any severance pay, bonus compensation, acceleration of payment or vesting of any equity interest, or other payments (other than accrued salary, vacation, or other paid time off in accordance with

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the Company’s policies) to any Employee arising from the termination of employment under any benefit or severance policy, practice, agreement, plan, program of the Company or its Subsidiaries, applicable Law or otherwise (except for non-U.S. Employees of the Company or any of its Subsidiaries in a jurisdiction where the Law requires that notice and/or severance be provided upon termination, and in that case, the Company or any of its Subsidiaries only provides such Employees with the minimum statutory entitlement); and (iii) as a result of or in connection with the transactions contemplated hereunder or as a result of the termination by the Company, its Subsidiaries, or of any Persons employed by the Company or any of its Subsidiaries on or prior to the Closing Date, the Company or any of its Subsidiaries will not have (x) any liability that exists or arises under any of the Company’s benefit or severance policy, practice, agreement, plan, program, Law applicable thereto, including severance pay, bonus compensation or similar payment, (except for non-U.S. Employees of the Company or any of its Subsidiaries in a jurisdiction where the Law requires that notice and/or severance be provided upon termination, and in that case, the Company or any of its Subsidiaries only provides such Employees with the minimum statutory entitlement), or (y) to accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any Employee. Accordingly, as of the Closing Date, the Company and its Subsidiaries shall have satisfied in full all of their obligations to such Employees, consultants and/or contractors for any notice and/or severance pay, accelerated vesting, or any other payments whatsoever except as set forth in Schedule 3.27(i).

(j) The Company and its Subsidiaries are in compliance, in all material respects, with all applicable Laws and agreements respecting employment, employment practices, employee benefits, terms and conditions of employment, immigration matters, labor matters, and wages and hours, in each case, with respect to its Employees and to the Company’s knowledge there are no allegations to the contrary.

(k) Except as set forth in Schedule 3.27(k), there are no claims pending or, to the knowledge of the Company, threatened, before any Governmental Entity by any Employees for compensation, severance benefits, vacation time, unpaid meal or rest breaks, vacation pay, pension benefits, or any other claim threatened or pending before any Governmental Entity (or any state “referral agency”) from any Employee or any other Person arising out of the Company or its Subsidiary’s status as employer, whether in the form of claims for employment discrimination, harassment, retaliation, unfair labor practices, grievances, wrongful discharge, breach of contract, unfair business practice, tort, unfair competition or otherwise. In addition, there are no pending or, to the knowledge of the Company, threatened claims or actions against the Company or any of its Subsidiaries under any workers compensation policy or long-term disability policy, nor is there any reasonable basis therefor. The Company and its Subsidiaries have complied with and are in compliance with all applicable workers compensation Laws in all material respects.

(l) The Company and its Subsidiaries, as applicable, and each current Employee, are in compliance with all applicable visa and work permit requirements, and no visa or work permit held by an Employee will expire during the six month period beginning at the date of this Agreement.

(m) The Company is not subject to any affirmative action obligations under any law, including, without limitation, Executive Order 11246, nor is the Company a government contractor or subcontractor for purposes of any law with respect to the terms and conditions of employment, including without limitation, the Service Contracts Act or prevailing wage laws.

(n) Each of the Company’s salaried exempt employees is currently devoting substantially all of his or her business time to the conduct of the business of the Company.

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(o) The Company and its Subsidiaries have timely withheld and paid all Taxes required to have been withheld and paid in connection with amount paid or owing to any employee, creditor, independent contractor or other third party.

3.28 Tax Matters.

(a) The Company has timely filed all income and all other material Tax Returns required to be filed. The Company has timely paid or withheld all Taxes required to be paid or withheld (or has adequately reserved for such unpaid or unwithheld Taxes on its Financial Statements and has set forth the amounts thereof on Schedule 3.28(a) hereto), whether or not shown, or required to be shown, on any Tax Returns, and including all material amounts required by Law or agreement to be withheld from the wages, salaries or other payments to Employees of or consultants or contractors to the Company. All Tax Returns filed by the Company were complete and correct in all material respects. The Company has not engaged in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder. There are no Liens for Taxes upon any of the Company’s assets, other than Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate procedures for which adequate reserves have been established in accordance with GAAP on the Company’s Financial Statements.

(b) None of the Tax Returns filed by the Company, nor Taxes payable by the Company has been the subject of an audit, action, suit, proceeding, claim, examination, investigation, deficiency or assessment by any Governmental Entity that has not been resolved or paid, and no such audit, action, suit, proceeding, claim, examination, investigation, deficiency or assessment is currently pending or, to the Company’s knowledge, threatened in writing.

(c) Except as set forth on Schedule 3.28(c), the Company is not currently the beneficiary of any extension of time within which to file any Tax Return (other than automatic extensions applied for and granted in the ordinary course of business), nor has the Company waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency.

(i) The Company has complied (and until the Closing will comply) with all applicable Laws relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all applicable Laws, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and has timely filed all withholding Tax Returns.

(d) The Company is not a party to or member of any joint venture, partnership, limited liability company or other arrangement or contract which could be treated as a partnership for federal income Tax purposes. The Company is not, nor has been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company has never been either a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction that was described in, or intended to qualify as a Tax-free transaction pursuant to Section 355 of the Code.

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(e) The Company has not made or agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of U.S. federal, state, local or foreign Tax Law) by reason of a change in accounting method or otherwise. The Company will not be required to include any amount in income for taxable periods (or portions thereof) after the Closing Date as a result of (i) entering into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or foreign Law) on or prior to the Closing Date, (ii) any installment sale or open transaction disposition made on or prior to the Closing Date, and (iii) any prepaid amount received on or prior to the Closing Date. The Company has never (i) made an election under Section 1362 of the Code to be treated as an S corporation for federal income Tax purposes or (ii) made a similar election under any comparable provision of any U.S. federal, state, local or foreign Tax Law.

(f) The Company is not a party to any Tax sharing agreement or similar arrangement (including an indemnification agreement or arrangement other than any such agreement the primary purposes of which does not relate to taxes). The Company has never been a member of a group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or foreign Tax purposes, and the Company does not have any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any corresponding provision of U.S. federal, state, local or foreign Tax Law), or as a transferee or successor, or by contract, or otherwise (other than any such arrangement the primary purpose of which does not relate to Taxes).

(g) The unpaid Taxes of the Company did not, as of the Balance Sheet Date, exceed the reserve for actual Taxes (without regard to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as shown on the Company Balance Sheet, and will not exceed such reserve as adjusted for the passage of time through the Closing Date as measured in accordance with the past custom and practice of the Company in filing Tax Returns. The Company will not incur any liability for Taxes from the Balance Sheet Date through the Closing Date other than in the ordinary course of business and consistent with prior practice or as a result of the transactions contemplated by this Agreement.

(h) Schedule 3.28(h) lists, as of the date of this Agreement, all jurisdictions (whether foreign or domestic) to which income Tax is paid by the Company. Except as set forth on Schedule 3.28(h), no claim has ever been made by a Tax Authority, as of the date hereof, in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction. The Company has not, nor ever had, a permanent establishment or other taxable presence in any foreign country, as determined pursuant to applicable foreign Law and any applicable Tax treaty or convention between the United States and such foreign country.

(i) The Company has made available to Parent correct and complete copies of all income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company with respect to its prior three taxable years in which Tax Returns were filed.

(j) Since the Balance Sheet Date, the Company has not made or changed any material election in respect of Taxes, adopted or changed any material accounting method in respect of Taxes entered into any closing agreement, settled any claim or assessment in respect of Taxes, filed any amended Tax Return, surrendered any material refund claim or consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes.

(k) Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and

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authorized committee thereof), or a duly authorized delegate thereof, and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto no later than the date of grant. Each such grant was made in accordance with the terms of the Company Option Plan and applicable Law.

3.29 Customers; Distributors. Schedule 3.29(a) identifies, and provides a summary of the revenues received from, the top ten (10) revenue-generating customers of the Company, in each of the fiscal years ended December 31, 2012 and December 31, 2013 and for the six (6) month period ended June 30, 2014. As of the date of this Agreement, the Company has not received written notice from (i) any current customer indicating that any such customer intends not to renew its support agreement with the Company, or (ii) any distributor of any of the Company’s products indicating that any such distributor intends to cease acting as a distributor of such products or otherwise dealing with the Company.

3.30 Company Customer Information. The Company has not sold, transferred, licensed, disclosed, made available to the public or otherwise released for distribution any of its customer files and other customer information relating to the Company’s current and former customers. Except for information as provided to sales representatives (which information is subject to a customary non-disclosure agreement), to the Company’s knowledge, no Person other than the Company possesses or has any claims or rights with respect to use of such customer files and other customer information.

3.31 Governmental Authorization. Each consent, license, permit, grant or other authorization issued to the Company or any Employee by a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its properties or (ii) that is required for the operation of its business as currently conducted or the holding of any such interest (collectively, the “Company Authorizations”) are in full force and effect and constitute all Company Authorizations required to permit the Company to operate or conduct its business as currently conducted or to hold any interest in its properties or assets. To the Company’s knowledge, none of the Employees is in violation of any Company Authorization in any material respect.

3.32 Foreign Corrupt Practices Act. The Company and each Employee and agent of the Company, has complied with and is in compliance with, and none of them has taken any action that has violated or would reasonably be expected to result in a failure to comply with or a violation of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the OECD Convention on Combating Bribery of Foreign Public Officials in International Transactions, dated 21 November 1977, any other Laws that prohibit commercial bribery, domestic corruption or money laundering, and the standards established by the Financial Action Task Force on Money Laundering, to the extent applicable. The books and records of the Company have been and are maintained in compliance with the applicable requirements of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

ULTIMATE PARENT, PARENT AND MERGER SUB

Ultimate Parent, Parent and Merger Sub jointly and severally represent and warrant to the Company as of the date hereof and as of the Closing as follows:

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4.1 Organization of Ultimate Parent, Parent and Merger Sub. Ultimate Parent is a public company duly organized, validly existing and in good standing under the laws of The Netherlands. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Ultimate Parent, Parent and Merger Sub has all requisite power and authority to own, lease and operate its properties and to carry on its business and is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a material adverse effect on the ability of Ultimate Parent, Parent or Merger Sub to consummate the transactions contemplated by this Agreement and the Related Agreements.

4.2 Authority.

(a) Each of Ultimate Parent, Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Related Agreements to which Ultimate Parent, Parent or Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Ultimate Parent, Parent and Merger Sub. This Agreement has been, and each of the Related Agreements to which Ultimate Parent, Parent or Merger Sub is a party will be at the Closing, duly executed and delivered by Ultimate Parent, Parent and Merger Sub and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than Ultimate Parent, Parent and Merger Sub), this Agreement constitutes, and in the case of the Related Agreements they will at Closing constitute, valid and binding obligations of Ultimate Parent, Parent and Merger Sub, enforceable against each of Ultimate Parent, Parent and Merger Sub in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity; provided, however, that the Certificate of Merger will not be effective until filed with the Secretary of State of the State of Delaware.

(b) The Buyer Board Approvals have been properly obtained in accordance with all applicable Laws, and constitute all of the necessary corporate action on the part of the boards of directors of Ultimate Parent, Parent and Merger Sub for the authorization, execution and delivery of this Agreement and the Related Agreements by Ultimate Parent, Parent and Merger Sub and the performance by Merger Sub of the Merger and the other transactions contemplated hereby and thereby. Each of the management board (raad van bestuur) and the supervisory board (raad van commissarissen) of Ultimate Parent have made the Ultimate Parent Board Recommendation and directed that the Merger be submitted for approval by Ultimate Parent’s shareholders at the Ultimate Parent Shareholders Meeting. The approval of the Merger as contemplated by this Agreement and the Related Agreements by the Ultimate Parent Shareholders Meeting with more than fifty percent (50%) of the votes cast constitutes all of the consents and approvals required of such shareholders for the authorization, execution and delivery of this Agreement and the Related Agreements by Ultimate Parent, Parent and Merger Sub and the performance by Merger Sub of the Merger and the other transactions contemplated hereby and thereby (the “Ultimate Parent Shareholder Approval”). Parent has delivered to the Company certified copies of the Buyer Board Approvals as of the date hereof.

4.3 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity, is required by or with respect to Ultimate Parent, Parent or Merger Sub in connection with the execution and delivery of this Agreement and the Related Agreements by Ultimate Parent, Parent and Merger Sub or the consummation by Ultimate Parent, Parent and Merger Sub of the transactions contemplated hereby or thereby except for (i) the filing

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of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the filings, permits, authorizations, consents, approvals or other such actions as may be required under, and other applicable requirements of, applicable Antitrust Laws; (iii) such consents, approvals, orders, authorizations, registrations, declarations, filings and notices as may be required under applicable securities Laws; and (iv) such other filings, authorizations, consents and approvals that if not obtained or made would not reasonably be expected to have a material and adverse effect on the ability of Ultimate Parent, Parent or Merger Sub to consummate the transactions contemplated by this Agreement and the Related Agreements in a timely manner.

4.4 No Conflict. The execution and delivery by Ultimate Parent, Parent and Merger Sub of this Agreement and the Related Agreements to which either is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or By-laws, or similar organizational documents, of Ultimate Parent, Parent or Merger Sub; (ii) any material contract to which Ultimate Parent, Parent or Merger Sub is a party or to which they or any of their respective properties or assets (whether tangible or intangible) is subject or bound; or (iii) any Law applicable to Ultimate Parent, Parent or Merger Sub or any of their respective properties (whether tangible or intangible) or assets, except, in the case of clause (ii) or (iii), for such conflicts, violations or Company defaults as would not individually or in the aggregate reasonably be expected to have a material and adverse effect on the ability of Ultimate Parent, Parent or Merger Sub to consummate the transactions contemplated by this Agreement and the Related Agreements in a timely manner.

4.5 Interim Operations of Merger Sub. Merger Sub does not own, of record or beneficially, or control any direct or indirect equity or other interest, or any right (contingent or otherwise) to acquire the same, in any corporation, partnership, limited liability company, joint venture, association or other entity. Merger Sub was formed by Parent solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Merger Sub has no liabilities and, except for a subscription agreement pursuant to which all of its authorized capital stock was issued to Parent, is not a party to any agreement other than this Agreement and agreements with respect to the appointment of registered agents and similar matters.

4.6 Financial Ability.

(a) Ultimate Parent has delivered to Company a complete and accurate copy, as of the date of this Agreement, of an executed and legally binding commitment letter, dated as of the date of this Agreement, from lenders (the “Debt Commitment Letter”) to provide, subject to the terms and conditions therein, debt financing (being collectively referred to as the “Financing”) in an aggregate amount sufficient to consummate the Closing on the terms contemplated by this Agreement (including, without limitation, to pay the Total Consideration, in such amounts and at such times as it is and becomes due).

(b) As of the date of this Agreement, the Debt Commitment Letter has not been withdrawn, terminated, amended, supplemented or otherwise modified, and the commitments set forth in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. The Debt Commitment Letter, in the form so delivered to Company on the date of this Agreement, is in full force and effect and constitutes a legal, valid and binding obligation of Ultimate Parent and, to the knowledge of Parent and Ultimate Parent, the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth

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in the Debt Commitment Letter. Subject to the conditions set forth in the Debt Commitment Letter, the aggregate proceeds of the Financing contemplated by the Debt Commitment Letter will be sufficient to enable Ultimate Parent to consummate the Closing on the terms contemplated by this Agreement (including, without limitation, to pay the Total Consideration, in such amounts and at such times as it is and becomes due) and to pay all fees and expenses associated therewith. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, could or could reasonably be expected to constitute a default or breach on the part of Ultimate Parent or to the knowledge of Ultimate Parent, any other parties thereto under any term or condition of the Debt Commitment Letter or result in a failure of a condition under the Debt Commitment Letter, or otherwise result in any portion of the Financing thereunder to be unavailable. As of the date of this Agreement, neither Parent nor Ultimate Parent has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Ultimate Parent on the Closing Date. As of the date of this Agreement there are no side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Debt Commitment Letters and delivered to Company prior to the date of this Agreement. Ultimate Parent has fully paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date of this Agreement in connection with the Debt Commitment Letter.

4.7 Litigation. There is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of Ultimate Parent, Parent or Merger Sub, threatened in writing against Ultimate Parent, Parent or Merger Sub, that has had a material adverse effect on Ultimate Parent, Parent or Merger Sub, or has or will materially and adversely effect the ability of such party to consummate the Merger and the other transactions contemplated hereby in a timely manner. Ultimate Parent, Parent or Merger Sub is not subject to any outstanding order, writ, judgment, injunction or decree, that in either case, would (i) prevent, hinder or materially delay the consummation of the transactions contemplated by this Agreement or (ii) otherwise prevent, hinder or materially delay performance by Ultimate Parent, Parent or Merger Sub of any of their respective obligations under the Agreement.

ARTICLE V

CERTAIN COVENANTS

5.1 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company and its Subsidiaries will (except to the extent that Parent shall otherwise consent in writing, such consent not to be unreasonably withheld, conditioned or delayed) carry on its business in the usual and ordinary course in substantially the same manner as heretofore conducted, pay its debts and Taxes when due, pay or perform other obligations when due, and use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and Key Employees and preserve its material relationships with customers, suppliers, distributors, licensors, licensees, and others having material business dealings with it. Without limiting the foregoing and except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of Parent which shall not be unreasonably withheld, conditioned or delayed:

(a) make any material payments or enter into any material commitment or material transaction outside of the ordinary course of business consistent with prior practice or waive or release any right or claim outside the ordinary course of business or inconsistent with prior practice;

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(b) issue, grant, deliver or sell, or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Capital Stock, or Company Stock Rights (except for the issuance of Company Common Stock upon exercise or conversion of presently outstanding Company Stock Rights and the issuance of Company Preferred Stock upon the conversion of presently outstanding Company Convertible Notes);

(c) re-price or amend the terms of any Company Stock Right or the terms of any agreement with respect to shares of Company Capital Stock subject to vesting restrictions, including accelerating the vesting thereof;

(d) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire outside of the ordinary course of business consistent with prior practice any assets in any amount;

(e) hire or engage any employees, consultants or contractors, or encourage any Employees, consultants or contractors to resign from the Company, or promote any Employees or change the employment status or titles of any Employees, except for the hiring or promotion of employees or engagements of consultants or contractors in the ordinary course of business at compensation rates comparable to other Employees, consultants or contractors at similar levels;

(f) fail to use commercially reasonable efforts to keep in full force all insurance policies described in Section 3.22;

(g) enter into any agreement (i) pursuant to which the Company makes representations or warranties or assumes support or indemnification obligations that are materially more burdensome on the Company than the representations, warranties and support and indemnification obligations made in the Company’s standard forms of end user license agreement, reseller agreements and standard support agreement or (ii) that contains any provision providing for any right of, or result in, a termination, right of first refusal, amendment, revocation, cancelation or acceleration, or loss of benefit, or the creation of any Lien in or upon any of the properties or assets of the Company or of Parent or to any increased, guaranteed, accelerated or additional rights or entitlements of any Person, in each case, upon the “change of control” of the Company;

(h) take any action that is within the Company’s control that would have been required to be disclosed pursuant to Section 3.9 had such action occurred after the Balance Sheet Date and prior to the date of this Agreement, and to the extent such action would have been required to be disclosed pursuant to Sections 3.9(m) and 3.9(s), excluding an agreement with FS VAS;

(i) with respect to any Subsidiary, terminate the employment or services of any employee or contractor or commence a dissolution (except in the ordinary course of business), liquidation or assignment or similar action; or

(j) take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through (i) above, or any other action that would prevent the Company from performing or cause the Company not to perform its obligations hereunder.

5.2 Access to Information. The Company shall provide Parent and its accountants, legal counsel, and other representatives reasonable and prompt access during normal business hours during the period prior to the Effective Time to (i) all of the properties, facilities, books, agreements, records, customers and Employees of the Company and (ii) all other information concerning the business, finances, properties, products, services, ongoing disputes, litigation, technology and personnel of the Company as Parent may request. The Company will provide Parent and its accountants, legal counsel,

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and other representatives copies of internal financial statements within a reasonable time following a request therefor. Notwithstanding the foregoing, the Company may withhold or restrict access to any information to the extent disclosure of such information would reasonably be expected to violate any confidentiality restriction or applicable Law, or result in the waiver of the Company’s legal or work product privilege (provided, that the Company and the Parent shall work in good faith to develop an alternative means by which to provide Parent such information in a manner that does not violate such confidentiality restriction, applicable Law or result in the loss of legal or work product privilege). Notwithstanding anything to contrary herein, (A) none of Ultimate Parent, Parent, Merger Sub, their respective officers, directors, employees, agents, Affiliates and representatives shall contact customers, suppliers, or Employees of the Company other than those customers, suppliers or Employees the Company permitted Ultimate Parent, Parent, Merger Sub, their respective officers, directors, employees, agents, Affiliates and representatives to contact prior to the date hereof, and (B) no access shall be given to any intellectual property, know-how or trade secrets of the Company or any of its Subsidiaries; in each case, without the prior written consent of the Chief Executive Officer of the Company. No information or knowledge obtained in any investigation pursuant to this Section 5.2 or otherwise shall affect or be deemed to modify or qualify any representation or warranty of the Company or the conditions to the obligations of the parties to consummate the Merger.

5.3 Confidentiality; Potential Buyers.

(a) The parties acknowledge that the Company and Parent have previously executed a Mutual Nondisclosure Agreement, dated December 10, 2013 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(b) The Company shall prepare a written notice to each Potential Buyer in form and substance acceptable to Parent, which shall include a request for such Potential Buyer to immediately destroy or return to the Company any confidential information of the Company, for distribution immediately following the Closing.

5.4 Public Disclosure. Except as contemplated by this Agreement or as otherwise required by Law (including applicable securities Laws) or, as to Parent, by regulatory authority, no disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement shall be made prior to the Effective Time by any party hereto (including any third party representatives of Parent or the Company) (other than disclosures to Company Stockholders and their Affiliates in connection with the approval of this Agreement and other than any filing by Parent with the Securities and Exchange Commission or other Governmental Entity) unless approved by Parent and the Company prior to release; provided, that such approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the immediately preceding sentence, in the event that either Parent or the Company is required by Law or any listing or trading agreement to make any such disclosure, such party shall notify the other prior to making such disclosure and shall use its commercially reasonable efforts to give the other an opportunity (as is reasonable under the circumstances) to comment on such disclosure.

5.5 Consents. At the Company’s expense, the Company shall promptly apply for or otherwise seek and use its commercially reasonable efforts to promptly obtain all consents and approvals required to be obtained by it in connection with the Merger set forth on Schedule 5.5. Ultimate Parent and Parent shall each cooperate reasonably with the Company in connection with obtaining all consents and approvals set forth on Schedule 5.5 including, but not limited to, providing information and responding to inquiries regarding the finances, operations or nature of the business of Ultimate Parent and Parent and any of their respective affiliates.

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5.6 Antitrust Filings.

(a) Ultimate Parent, Parent and the Company will each make in timely fashion (but no later than five (5) Business Days after the date of this Agreement) all filings as the parties deem necessary or desirable in connection with the Merger under applicable Antitrust Laws (collectively, the “Antitrust Filings”) with the appropriate Governmental Entity designated by Law to receive such filings. The Company and Parent shall each pay any filing fees for which it is responsible in connection with the Antitrust Filings.

(b) As promptly as is practicable after receiving any request from any appropriate Governmental Entity for information, documents, or other materials in connection with the review of the Antitrust Filings, Ultimate Parent, Parent or the Company, as the case may be, shall use its commercially reasonable efforts to comply with such request and, to the extent practicable and permitted by applicable Law, permit the other party’s legal counsel to review in advance any proposed written communication to or from any Governmental Entity to the extent that such review will not result in the waiver of any applicable privilege and subject to appropriate confidentiality agreements. Each of Ultimate Parent and the Company agrees to promptly comply with any request for additional information and documentary materials (a “Second Request”) for the relevant Governmental Entity pursuant to applicable Antitrust Law and in any event within ninety (90) days of receipt of such Second Request. The Company, Ultimate Parent, Parent shall each cooperate reasonably with the other in connection with resolving any inquiry or investigation by any Governmental Entity relating to the Antitrust Filings. The Company, Ultimate Parent and Parent shall each promptly inform the other of any communication with, and any proposed understanding, agreement, or undertaking with any Governmental Entity relating to its Antitrust Filing. The Company, Ultimate Parent and Parent shall each give the other reasonable advance notice of, and the opportunity to participate in (directly or through its representatives) any material meeting or conference (whether by telecommunications or in person) with, any Governmental Entity relating to the Antitrust Filings if, in the reasonable judgment of the party that is subject to the meeting or conference, such participation by the other party is prudent and (based upon the advice of legal counsel) legally permissible. Each of Ultimate Parent, Parent and the Company agrees to use its commercially reasonable efforts to secure termination or expiration of any waiting periods under any applicable Antitrust Laws and/or to obtain the approval of any antitrust Governmental Entity, as applicable, for the Merger and other transactions contemplated hereby.

(c) Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require or be construed to require Ultimate Parent, Parent or any of their respective Affiliates, in order to obtain the consent or successful termination of any review of any Governmental Entity regarding the Merger, to (i) sell or hold separate, or agree to sell or hold separate, before or after the Effective Time, any assets, businesses or any interests in any assets or businesses, of Parent or any of its Affiliates or of the Surviving Corporation (or to consent to any sale, or agreement to sell, by Parent or by the Surviving Corporation of any assets or businesses, or any interests in any assets or businesses), or any change in or restriction on the operation by Parent of any assets or businesses (including any assets or businesses of the Surviving Corporation), (ii) enter into any contract or be bound by any obligation that Parent may deem in its sole discretion to have an adverse effect on the benefits to Parent of the Merger, or (iii) initiate or participate in any legal proceeding with respect to any such matters; provided, however, that Parent and Ultimate Parent shall agree to or propose, negotiate, offer to take, offer to commit to take, take or commit to take commercially reasonable additional action not material to the Ultimate Parent’s, Parent’s or Company’s business (the “Additional Action”), solely to the extent necessary to obtain any approvals under Antitrust Laws before the Termination Date.

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5.7 Conditions to the Merger; Further Assurances. Except as otherwise set forth in Section 5.6(c) and Article VI, each of the parties to this Agreement shall use its commercially reasonable efforts to: (a) effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement; (b) comply promptly with all applicable legal requirements which may be imposed on such party with respect to the Merger and will promptly cooperate with and furnish information to any other party hereto in connection with any such requirements imposed upon such other party in connection with the Merger; (c) obtain and make (and will cooperate with the other parties in obtaining or making) any consent, authorization, order or approval of, or any registration, declaration, or filing with, or an exemption by, any Governmental Entity, or other third party, required to be obtained or made by such party or its subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement; and (d) at the request of another party hereto, execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary for effecting completely the consummation of the Merger and the other transactions contemplated by this Agreement and the Related Agreements.

5.8 CFIUS Joint Voluntary Notice. Ultimate Parent, Parent and Company shall work cooperatively in connection with obtaining CFIUS Approval. Within five (5) Business Days of the date of this Agreement, the parties shall submit a joint voluntary notice to CFIUS pursuant to 31 C.F.R. Part 800 with regard to the transactions contemplated in this Agreement, provided, that such a filing is complete in all material respects and the parties have not, in good faith, determined that a delay in the filing would be in the best interest of the parties in obtaining CFIUS Approval. Ultimate Parent, Parent and Company each shall promptly provide all necessary information within their respective control to complete the Joint Filing, shall make every reasonable effort to respond to any request for information from CFIUS in the time frame set forth in the CFIUS regulations, 31 C.F.R. Part 800, and shall keep each other apprised of communications with, and requests for additional information from, CFIUS with respect to the Transaction. The parties shall also use their respective reasonable best efforts to obtain such CFIUS Approval as promptly as practicable and shall consult with each other on strategic matters related to obtaining such CFIUS Approval; provided, further, that the Company shall cooperate with Ultimate Parent and Parent in pursuing any reasonable course of action that the Parties, in good faith, believe to be optimal for purposes of obtaining such CFIUS Approval.

5.9 Notification of Certain Matters. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of: (i) the occurrence or non-occurrence of any event that is likely to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time (regardless of whether such representation speaks as of a particular date); (ii) any failure to comply with or satisfy in any material respect any of its covenants, conditions or agreements to be complied with or satisfied by it hereunder; and (iii) any event, condition, fact or circumstance that would reasonably be expected to make any of the conditions set forth in Article VI required to be satisfied by such party incapable of being satisfied in a timely manner; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not limit or otherwise affect any remedies available to the party receiving such notice; provided, further, however, that the Company’s failure to give notice under this Section 5.9 shall not be deemed to be a breach of covenant under this Section 5.9 but instead shall constitute only a breach of the underlying representation or warranty or covenant, condition or agreement, as the case may be, where in the case of any breach of a representation or warranty, such breach will be determined as of the date hereof or as of the Closing Date (or, if such representation or warranty is made as of a specified date, as of such date).

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5.10 Closing Indebtedness. The Company shall obtain and deliver to Parent, payoff letter or similar instruments with respect to any Closing Indebtedness to be paid off at Closing (the “Payoff Letter”) and the termination and release of any Liens related thereto. At Closing, Parent shall pay to Hercules, an amount in cash equal to the Closing Indebtedness as set forth in the Payoff Letter.

5.11 No Solicitation. Until the earlier of (a) the Effective Time, or (b) the date of termination of this Agreement pursuant to the provisions of Section 8.1 hereof, the Company shall not (nor shall the Company permit any of it officers, directors, Employees, stockholders, agents, financial advisors, representatives or Affiliates (collectively, the “Representatives”) to, directly or indirectly, take any of the following actions with any party other than Parent and its designees: (i) solicit, encourage, seek, entertain, support, assist, initiate or participate in any inquiry, negotiations or discussions, or enter into any agreement, with respect to any offer or proposal to acquire all or any material part of the business, properties or technologies of the Company, or any amount of the Company Capital Stock (whether or not outstanding), whether by merger, purchase of assets, tender offer, license or otherwise, or effect any such transaction (an “Acquisition Proposal”), (ii) disclose any information not customarily disclosed to any Person by the Company in the ordinary course of business concerning the business, technologies or properties of the Company, or afford to any Person access to their respective properties, technologies, books or records, not customarily afforded such access in the ordinary course of business, in each case in connection with, or in furtherance of, an Acquisition Proposal, (iii) assist or cooperate with any Person to make an Acquisition Proposal, or (iv) enter into any agreement with any Person providing for the acquisition of the Company (other than inventory in the ordinary course of business), whether by merger, purchase of assets, license, tender offer or otherwise. The Company shall immediately cease and cause to be terminated any such negotiations, discussion or agreements (other than with Parent) that are the subject matter of clause (i), (ii), (iii) or (iv) above. In the event that the Company or any of the Company’s Affiliates shall receive, prior to the Effective Time or the termination of this Agreement in accordance with Section 8.1 hereof, any offer, proposal, or request, directly or indirectly, of the type referenced in clause (i), (iii), or (iv) above, or any request for disclosure or access as referenced in clause (ii) above, the Company shall immediately (x) suspend any discussions with such offeror or party with regard to such offers, proposals, or requests and (y) within twenty-four (24) hours, notify Parent thereof, including, if permitted under any current non-disclosure agreement entered into prior to the date hereof, information as to the material terms of such offer or proposal.

5.12 Certain Employment Matters.

(a) Offers of Employment. Parent’s Hiring Affiliate may contact the Employees in connection with preparing, making or determining whether to make offers of new employment with the Surviving Corporation, on terms and conditions that Tasso Roumeliotis and other senior executives of the Company determines in their sole discretion. The Company and its Subsidiaries, as appropriate, shall cooperate with and use commercially reasonable efforts to assist the Hiring Affiliate in its efforts to secure satisfactory employment arrangements with the Employees that are compliant with local Laws and to obtain executed Offer Package Agreements from each Employee receiving an offer of employment with the Hiring Affiliate. Each Employee (other than the Key Employees) who remains employed by Parent, the Surviving Corporation or any of its Subsidiaries, the Hiring Affiliate and/or their Subsidiaries or Affiliates (as applicable) is hereafter referred to as a “Continuing Employee.” The Continuing Employees who are working in the United States will be employed by the Surviving Corporation on an at-will basis (terminable with or without cause and with or without notice) and otherwise on terms of employment determined by the Hiring Affiliate, subject to Section 5.12(b).

(b) General Compensation and Benefits of Continuing Employees. With regard to Continuing Employees, until December 31, 2015, such Continuing Employees shall receive compensation, title and employee benefits that contain the same or better terms than currently offered by

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the Company or its relevant Subsidiary. Parent shall and/or shall cause the Hiring Affiliate, Surviving Corporation and/or other applicable Subsidiary or Affiliate of Parent to provide all such Continuing Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (including for purposes of vacation accrual and vesting under any 401(k) plan, but not for benefit accruals under any defined benefit pension plan), under any applicable employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Parent, Hiring Affiliate and/or their Subsidiaries or Affiliates in which such Continuing Employees are eligible to participate (the “Parent Plans”) for all periods of employment with the Company or its Subsidiaries (or any predecessor entities) prior to the Closing Date, and with Parent, Hiring Affiliate and any of their Subsidiaries or Affiliates on and after the Closing Date. Parent shall and/or shall cause the Hiring Affiliate, Surviving Corporation and/or other applicable Subsidiary or Affiliate of Parent to roll over and assume any and all vacation balances for Continuing Employees. No exclusion of conditions pre-existing as of Closing Date shall be imposed under the Parent Plans except to the extent applicable as of that date under the comparable plan or program of the Company. For purposes of satisfying any deductible or out-of-pocket requirements under Parent Plans, such Continuing Employees (and the dependents of such employees) shall receive credit for any co-payments or deductibles paid under an analogous employee benefit plan at the Company.

(c) No Right to Continued Employment or Benefits. Neither Parent nor the Hiring Affiliate, or any Subsidiary or Affiliate of Parent is under any obligation to hire or retain any Employee or provide any benefits to those Employees whom the Parent, Hiring Affiliate, or any Subsidiary or Affiliate of Parent chooses not to employ or subsequently terminates.

5.13 Section 280G Approval. If the Company is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible under Section 280G of the Code if the stockholder approval requirements of Section 280G(b)(5)(B) of the Code are not satisfied, then the Company shall use its commercially reasonable efforts solicit such stockholder approval as promptly as is practicable after the date hereof and in any event prior to the Closing Date.

5.14 Tax Matters.

(a) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid one half by the Parent and one half by the Holders when due. The Parent will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and the Holders will pay one-half of the Taxes shown due thereon. At Parent’s discretion, the amount paid to any Person pursuant to this Agreement will be reduced by the amount of Taxes payable by such Person pursuant to this Section 5.14(a). Any amount so withheld will be promptly remitted to the appropriate Tax Authority.

(b) Tax Returns. The Company shall prepare and timely file all Tax Returns of the Company due on or prior to the Closing Date in accordance with existing procedures and practices and accounting methods of the Company as in effect of the date hereof, unless otherwise required by applicable law. The Parent shall cause the Company to prepare and timely file all Tax Returns of the Company due after the Closing Date in respect of taxable periods, or portions thereof, ending on or before the Closing Date, in accordance with existing procedures and practices and accounting methods of the Company as in effect as of the date hereof, unless required by applicable law. At least thirty (30) days prior to filing any such Tax Return, Parent shall provide a copy of each Tax Return to the Holder Representative for review, comment and consent to filing (which shall not be unreasonably withheld, conditioned, or delayed). Parent shall incorporate all reasonable comments provided by the Holder

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Representative prior to filing each such Tax Return; provided, that any such comments (i) are consistent with the past practices of the Company in filing its Tax Returns (if applicable) and (ii) are not inconsistent with applicable Tax Law. Unless required by applicable Tax Law, Parent shall not, and shall not allow the Company, to amend, modify or file any Tax Return with respect to a taxable period, or portion thereof, ending on or before the Closing Date or take any action in respect of such Tax Matters if such amendment, filing, action, modification would result in the Holders incurring a payment obligation pursuant to Section 7.2 hereof without the prior written permission of the Holder Representative (which shall not be unreasonably withheld, conditioned or delayed); provided, that it shall be reasonable to withhold such permission if such amendment, modification, filing or action would result in an increased cost to the Holders, pursuant to Section 7.2.

(c) Cooperation on Tax Matters. Following the Closing, the Company, Parent, and the Holder Representative shall provide each other with such assistance as may reasonably be requested by any of them in connection with preparation or review of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to Taxes of the Company, or any similar assistance reasonably requested. The party requesting assistance hereunder shall reimburse the other for reasonable out-of-pocket expenses incurred on providing such assistance.

(d) Company Tax Refunds. Any refunds for Taxes (including any interest in respect thereof) received by Parent, its Subsidiaries or the Company and any amounts credited against Taxes to which Parent and its Subsidiaries, or the Company becomes entitled (including by way of any amended Tax Return), that relate to a taxable period ending on or prior to the Closing Date or a Straddle Period of the Company shall be property of the Parent and its subsidiaries (but for the avoidance of doubt, the foregoing shall not apply to the utilization of any Tax attribute or asset in any taxable period or portion thereof beginning after the Closing Date). The Company shall pay to the Payment Agent for delivery to the Holders in accordance with their Pro Rata Share any such refund or the amount of any such credit within fifteen (15) days after receipt of such a Tax refund or entitlement to such an amount credited against Taxes (net of any Taxes required to be withheld in respect of any amount ultimately payable to the holders of Company Options). Upon a request from the Holder Representative, Parent shall, as soon as is reasonably practicable, cause the Company, at Company’s expense, to file any amended Tax Return or application for Tax refund in order to obtain a Tax refund (or credit for overpayment) that the Holders would be entitled to receive pursuant to this Section 5.14(d), and Parent, its Subsidiaries, and the Company shall execute all other documents, take reasonable additional actions and otherwise reasonably cooperate as may be necessary for Parent and its subsidiaries and the Company to perfect their rights in and obtain the Tax refunds contemplated by this Section 5.14(d).

(e) Tax Contests. Parent shall control, or cause the Company to control, the conduct of any audit or other legal proceeding relating to Taxes or Tax Returns of the Company or its Subsidiaries (a “Tax Contest”); provided, however, that the Holder Representative, at its sole cost and expense (on behalf of the Holders), shall have the right to participate in any such Tax Contest to the extent it relates to a taxable period or portion thereof ending on or prior to the Closing Date and Parent or the Company shall not settle or compromise such Tax Contest without the Holder Representative’s prior written consent (not to be unreasonably conditioned, withheld or delayed). Notwithstanding the foregoing, the Holder Representative, at its sole cost and expense (on behalf of the Holders), shall have the right to assume control of any Tax Contest related solely to Taxes in respect of taxable periods beginning before and ending on or before the Closing Date if within ten (10) days of receiving notice of such Tax Contest the Holder Representative notifies Parent of its intent to take control of such Tax Contest. If the Holder Representative assumes control of any such Tax Contest, Parent shall have the right to participate, at its own expense, in such Tax Contest, and the Holder Representative shall not settle or compromise such Tax Contest without Parent’s prior written consent (not to be unreasonably conditioned, withheld or delayed).

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(f) Timing of Certain Tax Deductions. The parties agree that, to the extent permitted by applicable Law, any deductions for income Tax purposes attributable to the payment of Acquisition Expenses and payment of the Indebtedness and other deductions from the purchase price shall be treated as deductible in the taxable year of the Company ending on the Closing Date and the Parent shall not elect to apply the “next day rule” with such to such deductible items in accordance with Treasury Regulation Section 1.1502-76(b)(2)(ii)(B).

(g) To the extent any provisions of this Section 5.14 conflict with Article VII, this Section 5.14 shall govern; provided, that, notwithstanding the foregoing, Sections 7.1(a), 7.1(c), 7.1(d), 7.3, 7.5 and 7.8 shall govern in the event of any conflict with this Section 5.14.

5.15 Indemnification of Directors and Officers of the Company.

(a) Indemnification Obligations. During the period ending six (6) years after the Effective Time, Ultimate Parent will ensure that the Surviving Corporation fulfills the obligations of the Company to the maximum extent permitted by applicable Law to the Company’s present and former directors and officers, his or her heirs and personal representatives (the “Indemnified D&Os”) pursuant to the terms of the Company Certificate of Incorporation, the DGCL and any indemnification agreements as in effect on the date hereof.

(b) Insurance. Prior to the Effective Time, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers that shall provide such Indemnified D&Os with coverage for at least six (6) years following the Effective Time of not less than the amount and scope of the existing coverage and have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company.

(c) During the term of such extended policy, neither Ultimate Parent, Parent nor the Surviving Corporation shall take any action following the Closing to cause such policy to be cancelled or any provision therein to be amended or waived. The provisions of this Section 5.15 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each Indemnified D&O, and nothing in this Agreement shall affect any indemnification rights that any such Indemnified D&O may have under the Certificate of Incorporation or By-laws of the Company or any contract or Applicable Law. Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 5.15 shall not be terminated or modified in such a manner as to adversely affect any Indemnified D&O to whom this Section 5.15 applies without the consent of such Indemnified D&O.

(d) In the event that, following the Effective Time, Ultimate Parent, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of its properties and assets to any Person or (iii) commences a dissolution, liquidation, assignment for the benefit of creditors or similar action, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Ultimate Parent, Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.15.

5.16 Resignation of Officers and Directors. The Company shall obtain the resignations of all officers and directors of the Company effective as of the Effective Time as Parent designates in writing, effective as of the date such resignation is accepted by Parent.

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5.17 Stockholder Approval.

(a) Within three (3) hours following the execution and delivery of this Agreement, the Company shall deliver to Parent an executed copy of the consent of (i) Company Stockholders who own at least a majority in voting power of the Company Capital Stock and (ii) holders of Preferred Stock who own seventy percent (70%) in voting power of the Preferred Stock, which collectively is sufficient to constitute Transaction Approval in the form attached hereto as Exhibit H, (the “Stockholders Consent” and as delivered pursuant to this Section 5.17, the “Signing Date Stockholders Consent”).

(b) Immediately upon receipt by the Company of the duly signed Signing Date Stockholders Consent, the Company shall deliver a copy thereof to Parent, certified as such. If within three (3) hours following the execution and delivery of this Agreement, the Company shall fail to deliver to Parent such copy of the Signing Date Stockholders Consent (for the avoidance of doubt, as executed by Company Stockholders who own at least a majority in voting power of the Company Capital Stock and holders of Company Preferred Stock who own seventy percent (70%) in voting power of the Company Preferred Stock) so certified, then at any time prior to such delivery to Parent of the Signing Date Stockholders Consent so certified, this Agreement may be terminated and the Merger contemplated hereby may be abandoned prior to the Closing by Parent (on behalf of itself and Merger Sub) by written notice to the Company and the Holder Representative.

(c) As soon as reasonably practicable (and in any event within seven (7) Business Days) after receiving the Signing Date Stockholders Consent from the Company Stockholders pursuant to clause (b) above, the Company shall provide notice thereof to those Company Stockholders entitled to receive notice thereof pursuant to Section 228 and Section 262(d)(2) of the DGCL in the form attached hereto as Exhibit I, including, the form of Consent, Waiver and Agreement attached thereto as an exhibit (the “Consent and Waiver”). Such notice shall seek to obtain signatures to such Consent and Waiver from all Company Stockholders who have not executed such Signing Date Stockholders Consent. The Company agrees to execute and deliver such further documents and instruments and to do such other acts and things as may be required to complete all requisite corporate action in connection with this transactions contemplated by this Agreement.

(d) The Company shall provide Parent with a copy of all materials to be distributed to the Company Stockholders describing the transactions contemplated hereby not later than forty-eight (48) hours prior to distribution. All materials distributed to the Company Stockholders with respect to this Agreement or with respect to any description of appraisal rights available to the Company Stockholders shall be in form and substance reasonably acceptable to Parent and shall be in accordance with applicable Law.

5.18 Certain Deliveries.

(a) As soon as practicable after the date hereof, the Company will deliver to Parent on one or more USB flash drives a complete and accurate (as of the date hereof) electronic copy of the “data room”. Delivery of any item included in the USB flash drives disks shall constitute “delivery” within the meaning of Article III.

(b) Not later than two (2) Business Days prior to the Closing Date, the Company may notify Parent in writing of any change, matter or circumstance occurring or arising after the date hereof that, if such change, matter or circumstance had occurred or arisen prior to the date hereof, such change, matter or circumstance would have been required to be set forth in the Company Disclosure Schedule (the “Updated Disclosure”). Any such written notification shall include a reasonable description of such change, matter or circumstance and reference the particular Section or sub-section, as

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the case may be, in the Company Disclosure Schedule where such change, matter or circumstance would have been required to be set forth and shall be deemed to supplement and amend the Company Disclosure Schedule. Parent and Merger Sub may elect, in their sole discretion, to waive the requirements of Section 6.2(a) with respect to any change, matter or circumstance set forth in such notice; provided, that the Parent Indemnified Parties shall be deemed to have waived all rights to indemnification pursuant to Article VIII with respect to such Updated Disclosure except to the extent such updated information has caused a Company Material Adverse Effect.

5.19 Ultimate Parent Shareholder Approval. Ultimate Parent shall duly take all lawful and commercially reasonable action to call, give notice of, convene and hold a meeting of its shareholders on a date as soon as reasonably practicable (the “Ultimate Parent Shareholders Meeting”) for the purpose of obtaining the Ultimate Parent Shareholder Approval and shall take all lawful and commercially reasonable action to solicit the approval of the Merger on the terms and conditions as set out in this Agreement and the boards of directors of Ultimate Parent shall make the Ultimate Parent Board Recommendation to the shareholders of Ultimate Parent, and shall not change in any manner such recommendation (collectively, a “Change in the Ultimate Parent Recommendation”); provided, that the boards of directors of Ultimate Parent may make a Change in the Ultimate Parent Recommendation prior to Ultimate Parent Shareholders Meeting if a Company Material Adverse Effect has occurred; provided further, that the Ultimate Parent Shareholders meeting shall be held no later than forty-five (45) days from the date of this Agreement. Ultimate Parent shall not make publicly available any such Change in the Ultimate Parent Recommendation without the prior written consent of the Company; provided, however, that Parent may make any public disclosure as required by the SEC or the New York Stock Exchange in Parent’s reasonable discretion without prior consultation with the Company. Notwithstanding any Change in the Ultimate Parent Recommendation, a proposal to approve this Agreement and the Merger shall be submitted to the shareholders of Ultimate Parent at the Ultimate Parent Shareholders Meeting for the purpose of obtaining the Ultimate Parent Shareholder approval; provided, that this Agreement shall not be required to be submitted to the shareholders of Ultimate Parent at the Ultimate Parent Shareholders Meeting if this Agreement has been terminated pursuant to Section 8.1 hereof. Ultimate Parent and Parent shall provide the Company with a copy of all materials to be distributed to the shareholders describing the transactions contemplated hereby not later than forty-eight (48) hours prior to distribution. Parent and Ultimate Parent will consider in good faith any comments that the Company or its representatives have with respect to such materials. All materials distributed to the shareholders with respect to this Agreement or with respect to any description of appraisal rights available to the shareholders shall be in accordance with applicable Law.

5.20 Debt Financing.

(a) Parent shall use its reasonable best efforts to take (or cause to be taken) all actions, and use its reasonable best efforts to do (or cause to be done) all things, necessary, proper or advisable to obtain the Financing on the terms and conditions set forth in the Debt Commitment Letter, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter and negotiating in good faith definitive agreements with respect to the Debt Commitment Letter on the terms and conditions set forth in the Debt Commitment Letter; (ii) satisfying on a timely basis all conditions applicable to Parent set forth in the Debt Commitment Letter and such definitive agreements that are within its control; and (iii) consummate the Financing contemplated by the Debt Commitment Letter at or prior to the Closing. In the event that all conditions in the Debt Commitment Letter have been satisfied or, upon funding will be satisfied, Parent shall use its reasonable best efforts to cause such lenders and the other Persons providing such Financing to fund on the Closing Date the Financing and otherwise enforce its rights under the Debt Commitment Letter.

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(b) Ultimate Parent shall not, and shall cause Parent not to, amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Debt Commitment Letter without the prior written consent of Company if such amendment, alteration or waiver reduces the aggregate amount of the Financing or amends the conditions precedent to the Financing in a manner that could reasonably be expected to delay or prevent the Closing or make the funding of the Financing less likely to occur.

(c) In the event that any material portion of the Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall immediately notify the Company thereof, and shall promptly following the occurrence of such event use its reasonable best efforts to arrange to (i) obtain alternative financing (in an amount at least equal to the amount of the Financing or such unavailable portion thereof, as the case may be, or such lesser amount, together with the available cash of the Ultimate Parent, Parent and their respective Subsidiaries, as is sufficient for Ultimate Parent and Parent to enable Parent to pay the Total Consideration, to consummate the Merger upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith) from alternative sources (“Alternative Financing”), on terms that are substantially comparable, in the aggregate, to those contained in the Debt Commitment Letter, and (ii) obtain a new financing commitment letter or letters with respect to such Alternative Financing (collectively, the “Alternative Debt Commitment Letters”), which shall replace the existing Debt Commitment Letter, a true, complete and correct copy of each of which Parent shall promptly provide to the Company. In the event that any Alternative Debt Commitment Letter is obtained, (A) any reference in this Agreement to the “Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as modified by the Alternative Commitment Letters, and (B) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent not superseded by Alternative Debt Commitment Letters at the time in question and the Alternative Debt Commitment Letters to the extent then in effect. Parent shall keep the Company apprised as to the status of, and any material developments relating to, the Financing and, if applicable, any Alternative Financing.

(d) Prior to the Closing Date, the Company shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Subsidiaries and their respective Representatives to, provide to the Parent Related Parties all cooperation and take all corporate action during normal business hours upon reasonable prior notice required in connection with the arrangement of the Financing as may be reasonably requested by Parent in a manner that does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, in each case at Parent’s sole cost and expense. Notwithstanding anything in this Agreement to the contrary, (i) nothing in this Agreement shall require any cooperation (x) to the extent that it would require the Company or any of its Subsidiaries to pay any commitment or other fees or reimburse any expenses related to the proposed Financing prior to the Effective Time, (ii) any offering documents in relation to debt securities need not be issued by the Company or any of its Subsidiaries, and (iii) no obligation of the Company or any of its Subsidiaries under any certificate, document or instrument (other than the authorization letters referred to above) delivered in connection with the Financing shall be effective until the Effective Time. In no event shall the Company be in breach of this Agreement because of the failure to (x) deliver any financial or other information that is confidential, not currently readily available to the Company on the date hereof or is not otherwise prepared in the ordinary course of business of the Company and (y) deliver any third party opinions or other advice.

(e) The obligations of Ultimate Parent, Parent and Merger Sub under this Agreement are not contingent in any respect upon the funding of the amounts contemplated to be funded pursuant to the Debt Commitment Letters. The obligations of Ultimate Parent, Parent and Merger Sub under this Agreement are not subject to any conditions regarding Ultimate Parent’s, Parent’s, Merger Sub’s, their respective Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated thereby. Ultimate Parent and Parent acknowledge that it is not a condition to Closing that the Ultimate Parent obtain financing for or relating to the Merger.

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5.21 Spreadsheet. The Company shall deliver to Parent, not less than three (3) Business Days prior to the anticipated Closing Date, in a form reasonably satisfactory to Parent, a spreadsheet, which shall include the information set forth below, and shall deliver to Parent (with a copy to the Holder Representative) (the “Spreadsheet”).

(a) With respect to each Company Stockholder (other than a Company Stockholder that holds Unvested Company Shares in his capacity as such), (i) such Company Stockholder’s last known address and, if available to the Company, social security number (or tax identification number, as applicable); (ii) the number, class and series of Company Capital Stock held by such Company Stockholder; (iii) the respective certificate number(s) representing such shares; (iv) respective date(s) of acquisition of such shares; (v) the portion of the Closing Stock and Vested Option Consideration to be paid to such Company Stockholder at the Closing in respect of such shares; (vi) the portion of each of the Escrow Amount, the Specified Matter Escrow Amount and the Expense Fund represented by such Company Stockholder’s Pro Rata Share expressed as a Dollar amount; (vii) the portion of the Year 1 Net Revenue Payment (expressed as a percentage) to be paid to such Company Stockholder in respect of such shares assuming payment thereof as set forth in Section 2.3; (viii) the portion of the Year 1 Milestone Payment (expressed as a percentage) to be paid to such Company Stockholder in respect of such shares assuming payment thereof as set forth in Section 2.3; (ix) the portion of the Year 2 Net Revenue Payment (expressed as a percentage) to be paid to such Company Stockholder in respect of such shares assuming payment thereof as set forth in Section 2.3; and (x) the portion of the Year 2 Milestone Payment (expressed as a percentage) to be paid to such Company Stockholder in respect of such shares assuming payment thereof as set forth in Section 2.3.

(b) With respect to each holder of Unvested Company Shares, (i) such Person’s address and, if available to the Company, social security number (or tax identification number, as applicable); (ii) the number of Unvested Company Shares held by such Person; (iii) the respective certificate number(s) representing such shares; (iv) the respective date(s) of acquisition of such shares; (v) the vesting arrangement(s) with respect to such Unvested Company Shares; (vi) the portion of the Closing Stock and Vested Option Consideration to be paid to such holder pursuant to their vesting arrangement(s); (vii) the portion of the Year 1 Net Revenue Payment (expressed as a percentage) to be paid to such holder in respect of such shares assuming payment thereof as set forth in Section 2.3; (viii) the portion of the Year 1 Milestone Payment (expressed as a percentage) to be paid to such holder in respect of such shares assuming payment thereof as set forth in Section 2.3; (ix) the portion of the Year 2 Net Revenue Payment (expressed as a percentage) to be paid to such holder in respect of such shares assuming payment thereof as set forth in Section 2.3; and (x) the portion of the Year 2 Milestone Payment (expressed as a percentage) to be paid to such holder in respect of such shares assuming payment thereof as set forth in Section 2.3.

(c) With respect to each holder of a Company Option, (i) such Person’s address and, if available to the Company, social security number (or tax identification number, as applicable); (ii) the number of shares of Company Capital Stock underlying each Company Option held by such Person; (iii) the respective exercise price per share of such Company Options; (iv) the respective grant date(s) of such Company Options; (v) the respective vesting arrangement(s) with respect to any Unvested Company Options; (vi) whether such Company Options are incentive stock options or non-qualified stock options (if applicable); (vii) in the case of Vested Company Options, the portion of the Aggregate Per Option Consideration to be paid to the holder at Closing; (viii) in the case of Vested Company Options, the portion of the Escrow Amount, the Specified Matter Escrow Amount and the Expense Fund, represented by such Vested Optionholder’s Pro Rata Share expressed as a Dollar amount; (ix) in the case of Unvested

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Company Options, the portion of the Aggregate Per Unvested Option Consideration to be paid to the holder pursuant to their vesting arrangement(s); (x) such other relevant information that Parent or the Paying Agent may reasonably require; (xi) the portion of the Year 1 Net Revenue Payment (expressed as a percentage) to be paid to such holder in respect of such shares assuming payment thereof as set forth in Section 2.3; (xii) the portion of the Year 1 Milestone Payment (expressed as a percentage) to be paid to such holder in respect of such shares assuming payment thereof as set forth in Section 2.3; (xiii) the portion of the Year 2 Net Revenue Payment (expressed as a percentage) to be paid to such holder in respect of such shares assuming payment thereof as set forth in Section 2.3; and (xiv) the portion of the Year 2 Milestone Payment (expressed as a percentage) to be paid to such holder in respect of such shares assuming payment thereof as set forth in Section 2.3.

(d) The Spreadsheet shall also set forth the calculation of the Total Consideration (and all components thereof) and the calculation of the Aggregate Per Option Consideration, Aggregate Per Unvested Option Consideration, Aggregate Strike Price Amount, Aggregate Employee Loan Amount, Closing As-Converted Common Stock, Closing Vested As-Converted Common Stock, Closing Fully Diluted Common Stock, Closing Per Share Consideration, Closing Stock and Vested Option Consideration, Acquisition Expenses (with the payee and amount of each element thereof), Estimated Closing Adjustment, Pro Rata Share, Maximum Stock Consideration, Unvested Option Consideration, Vested Option Consideration, Unvested Option Consideration Percentage, Vested Option Consideration Percentage, Per Unvested Option Consideration, Per Vested Option Consideration for each holder of Company Options, Per Unvested Share Consideration, Unadjusted Per Unvested Option Consideration, Unadjusted Per Vested Option Consideration, Unvested Share Consideration and Unvested Share Consideration Percentage.

5.22 Employee Bonus Pool. Parent agrees to make an additional payment of up to Two Million Dollars ($2,000,000) in the aggregate to the employees named (“Bonus Eligible Employees”) and in the percentages (each, a “Bonus Percentage”) set forth on Exhibit J, as further set forth and subject to the limitations provided in this Section 5.22; provided that, in the event the employment of any Bonus Eligible Employee has terminated prior to Closing, the Company may provide Parent a revised Exhibit J not less than two (2) Business Days prior to the anticipated Closing Date which reflects the then current list of Bonus Eligible Employees and each such employee’s Bonus Percentage. No later than five (5) Business Days after final determination of the total Deferred Merger Consideration as set forth in Section 2.2 (“Bonus Measurement Date”), Parent shall pay an amount equal to the product of (a) $2,000,000 multiplied by (b) the quotient of (i) the total Deferred Merger Consideration divided by (ii) the Maximum Deferred Merger Consideration (the “Employee Bonus Pool”), to the Bonus Eligible Employees in accordance with their respective Bonus Percentage. In the event that any Bonus Eligible Employee Voluntarily Resigns or is terminated by the Company prior to the Bonus Measurement Date, (A) such employee shall no longer be a Bonus Eligible Employee and shall not have any rights to any portion of the Employee Bonus Pool and (B) such employee’s Bonus Percentage shall be forfeited to Parent.

5.23 Commercial Agreement Amendment. During the period between the date hereof and the Closing Date, the Company shall use commercially reasonable efforts to obtain a fully executed version of the Telefonica Amendment.

5.24 Class B Common Stock Agreement. Following the Closing, Parent shall, and shall cause the Surviving Corporation to, perform all of Parent’s and the Surviving Corporation’s obligations, as applicable, pursuant to the Class B Common Stock Agreements (the “Class B Common Stock Agreements”), entered into on July 23, 2014, by and among the Company and the other parties thereto.

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5.25 Termination of Investor Agreements. The Company shall take all such steps as may be necessary to terminate, as of the Closing, all Investor Agreements, except for any Investor Agreements or provisions thereof the survival of which Parent approves in writing.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Ultimate Parent, Parent and Merger Sub contained in this Agreement shall have been true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of other representations and warranties) on and as of the date of this Agreement and shall be so true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for those failures to be so true and correct as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Ultimate Parent, Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby.

(b) Agreements and Covenants. Ultimate Parent, Parent and Merger Sub shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by them on or prior to the Closing Date.

(c) Escrow Agreement. Each of Parent and the Escrow Agent shall have executed and delivered to the Company the Escrow Agreement.

(d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and there shall be no pending action, proceeding or other application before any Governmental Entity seeking any such order, restraint or prohibition.

(e) Reserved.

(f) Shareholder Approval. Ultimate Parent shall have submitted the Merger on the terms and conditions as set out in this Agreement for approval by the general meeting of shareholders of Ultimate Parent as provided by applicable Law and its organizational documents, the Ultimate Parent Board Recommendation shall have been made, and the Ultimate Parent Shareholder Approval shall have been obtained and shall be in full force and effect.

(g) Antitrust Approvals. The waiting period (and any extension thereof) under the Hart-Scott-Rodino Act relating to the transactions contemplated hereby shall have expired or terminated early and all approvals, authorizations or clearances required under any applicable Antitrust Laws with respect to the Antitrust Filings shall have been obtained or expired and all requirements thereunder shall have been satisfied.

(h) CFIUS Approval. The parties shall have received the CFIUS Approval in any of the ways set forth in the definition of that term.

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6.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of other representations and warranties) on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date), except for those failures to be so true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No event, occurrence, change, effect or condition of any character shall have occurred (and shall not have been cured pursuant to Section 8.1(h)) that, individually or in the aggregate, has had or would be reasonably expected to have a Company Material Adverse Effect.

(d) Stockholder Approval. The Company Board Approval and the Transaction Approval shall have been obtained and shall be in full force and effect. The Company shall have delivered copies of the duly signed Signing Date Stockholders Consent and the Consent and Waiver executed by holders of Company Capital Stock constituting, in the aggregate, no less than ninety percent (90%) in voting power of the issued and outstanding shares of Company Capital Stock, certified by the Company as such.

(e) Closing Certificate. The Company shall have delivered to Parent a certificate of the Company, executed by the Chief Executive Officer and Chief Financial Officer of the Company, that each of the conditions set forth in Sections 6.2(a)-(d) has been satisfied in all respects.

(f) Secretary’s Certificate. The Company shall have delivered to Parent a certificate of the Company executed by the Secretary of the Company, dated as of the Closing Date, certifying: (i) the Company Board Approval and the Transaction Approval, (ii) the Company Certificate of Incorporation and the By-laws of the Company, and (iii) the name, title, incumbency and signatures of the officers authorized to execute this Agreement and the Related Agreements to which the Company is a party.

(g) Opinion of Counsel. Parent shall have received an opinion letter of Goodwin Procter LLP, dated the Closing Date, substantially in the form of Exhibit K.

(h) Escrow Agreement. The Escrow Agent and the Holder Representative shall have executed and delivered to Parent the Escrow Agreement.

(i) Employment and Consulting Acceptances. No more than five (5) of the Key Employees (and in any event, none of Joel Grossman and Tasso Roumeliotis) shall have revoked his or her acceptance of employment with the Hiring Affiliate or otherwise indicated his or her intention not to commence employment with the Hiring Affiliate or continue employment with the Company, as applicable, following the Closing Date; provided, that (i) the death or disability of any Key Employee or (ii) any action by Parent or Hiring Affiliate that results in the termination of employment of any Key Employee, in any case, shall not cause the failure of the foregoing condition to be satisfied.

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(j) Third-Party Consents. Parent shall have been furnished with evidence reasonably satisfactory to it that the Company has obtained the consents, approvals and waivers set forth on Schedule 6.2(j) of the Company Disclosure Schedule.

(k) Reserved.

(l) Parent shall have received a certificate, dated as of the date hereof, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and a properly executed notices described in Treasury Regulations Section 1.897-2(h).

(m) Resignations. Parent shall have received resignation letters executed and delivered by the directors and officers of the Company as have been identified by Parent prior to the Closing Date.

(n) Legal Action. There shall not be any threatened in writing or pending action, proceeding or other application before any court or Governmental Entity brought by any Governmental Entity: (i) seeking to restrain or prohibit the consummation of the Merger or (ii) seeking to prohibit or impose any limitations on Parent’s or any of its Affiliates’ ownership or operation of all or any portion of the Company’s business or assets, or to compel Parent to dispose of or hold separate all or any portion of its or the Company’s business or assets as a result of the transactions contemplated by the Agreement, which if successful would have an adverse effect on Parent’s ability to receive the anticipated benefits of the Merger, other than any Additional Action.

(o) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect.

(p) Antitrust Approvals. The waiting period (and any extension thereof) under the Hart-Scott-Rodino Act relating to the transactions contemplated hereby shall have expired or terminated early and all approvals, authorizations or clearances required under any applicable Antitrust Laws with respect to the Antitrust Filings shall have been obtained or expired and all requirements thereunder shall have been satisfied.

(q) CFIUS Approval. The parties shall have received the CFIUS Approval in any of the ways set forth in the definition of that term.

(r) Certain Delivery. The Company will deliver to Parent on one or more USB flash drives a complete and accurate (as of the date hereof) electronic copy of the “data room” as contemplated by Section 5.18(a) with all restrictions imposed on data room contents removed.

(s) Termination of Investor Agreements. Parent shall have been furnished with evidence reasonably satisfactory to it that each of the Investor Agreements shall have been terminated as of or prior to the Effective Time.

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ARTICLE VII

INDEMNIFICATION

7.1 Survival of Representations, Warranties and Covenants.

(a) Company Representations. All liability for breaches of the representations and warranties of the Company set forth in Article III, in the Company Disclosure Schedule or in any certificate delivered by or on behalf of the Company pursuant to this Agreement shall survive the execution and delivery of this Agreement, and the Effective Time and shall terminate at 11:59 P.M. Pacific time on the date that is fifteen (15) months after the Closing Date (the “Survival Period”), except that (i) all liability for breaches of the representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.3, 3.6 and 3.28 (or corresponding Sections of the Company Disclosure Schedule) (the “Fundamental Representations”) shall terminate at 11:59 P.M. Pacific time on the date that is four (4) years after the Closing (the “Extended Survival Period”), (ii) all liability for breaches of the representations and warranties of the Company set forth in Section 3.14 (or the corresponding Section of the Company Disclosure Schedule) (the “Fundamental IP Representations”) shall terminate at 11:59 P.M. Pacific time on the date that is two (2) years after the Closing; provided, that, in each case, if the Parent Indemnified Party has provided the Holder Representative with written notice pursuant to this Article VII alleging in good faith the existence of any inaccuracy in or breach of any such representation or warranty and asserting a claim for indemnification pursuant to this Article VII prior to the foregoing applicable survival periods, as the case may be, then the claim asserted in such notice shall survive until such time as such claim is resolved (but solely for such purpose).

(b) Ultimate Parent, Parent and Merger Sub Representations and Covenants. The representations, warranties, covenants, agreements and obligations of Ultimate Parent, Parent and Merger Sub set forth in this Agreement shall terminate at 11:59 P.M. Pacific time on the last date of the Survival Period.

(c) Covenants and Indemnification. The indemnification obligations of the Holders set forth in Section 7.2(a) (except with respect to Section 7.2(a)(i) the survival period for which is covered in Section 7.1(a)) shall terminate at the end of the Extended Survival Period; provided, that, in each case, if the Parent Indemnified Party has provided the Holder Representative with written notice pursuant to this Article VII alleging in good faith the existence of any inaccuracy in or breach of any such representation or warranty and asserting a claim for indemnification pursuant to this Article VII prior to the Extended Survival Period, as the case may be, then the claim asserted in such notice shall survive until such time as such claim is resolved (but solely for such purpose).

(d) For the avoidance of doubt, it is the intention of the parties hereto that the foregoing respective survival periods and termination dates supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties and the right to make indemnification claims in respect thereof under this Agreement, and the Parent Indemnified Parties hereby waive any defenses based on the statute of limitations to the extent inconsistent with the survival periods set forth herein. The parties further acknowledge that the time periods set forth in this Section 7.1 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

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7.2 Indemnification.

(a) Each Holder (the “Company Indemnifying Parties”), severally and not jointly, in accordance with and limited by his, her or its Pro Rata Share, shall indemnify, defend and hold harmless Parent, Merger Sub, the Surviving Corporation and each of their officers, directors and Affiliates (collectively with Parent and Merger Sub, the “Parent Indemnified Parties”) against any and all losses, royalties, liabilities, damages (including, solely with respect to Third Party Claims and not with respect to any other claims, punitive, exemplary or similar damages claimed by such third party), deficiencies, interest and penalties, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defense (net of insurance recoveries actually received or Tax benefit actually realized, collectively, “Losses”) incurred or suffered by any such Parent Indemnified Parties to the extent arising from or as a result of:

(i) the failure of any representation or warranty of the Company set forth herein or in any certificate, document or other instrument delivered pursuant to this Agreement to be true and correct in all respects as of the date of this Agreement and as of the Closing (disregarding for purposes of this Section 7.2(a) any “material”, “in all material respects”, “Company Material Adverse Effect”, or similar qualification contained therein for purposes of calculating Losses only, but not for purposes of determining a breach);

(ii) any failure by the Company to fully perform, fulfill or comply with any covenant as required to be performed, fulfilled or complied with herein;

(iii) any Dissenting Share Payments;

(iv) the failure of any item set forth in the Spreadsheet to be accurate, true and correct in all respects as of the Closing (except with respect to the Pre-Closing Statement);

(v) any claims by (x) any current or former holder or alleged current or former holder of any equity interest or equity security of the Company (including any predecessors), including Company Capital Stock, Company Options, Company RSUs, Company Warrants or other Company Stock Rights, relating to or arising out of (i) the Merger, this Agreement, the transactions contemplated hereby, including the allocation of the Merger Consideration, or (ii) such Person’s status or alleged status as an equity holder or ownership of equity interests in the Company (including any predecessors) at any time at or prior to the Closing, or (y) any Person to the effect that such Person is entitled to any equity interest or equity security or any payment in connection with the Merger other than as specifically set forth on the Spreadsheet;

(vi) any Third Party Claim of direct, joint or indirect infringement or misappropriation or other violation of any Intellectual Property Rights of any third party in connection with the operation of the business of the Company as conducted on or prior to the Closing Date, including claims for indemnification related thereto against the Company by a Third Party, (an “IP Third Party Claim”);

(vii) the matter described in Exhibit L (the “Specified Matter”), including claims for indemnification against the Company by a Third Party in connection with the Specified Matter;

(viii) regardless of any disclosure on the Company Disclosure Schedule, any liability to the Company from any “excess parachute payment” (within the meaning of Section 280G(b) of the Code) made by the Company on or prior to the Closing Date or otherwise required to be paid by the Company or the Surviving Corporation pursuant to agreements or Company Employee Plans entered into or adopted on or prior to the Closing Date that results in a lost deduction under Section 280G of the Code (excluding, for this purpose, any parachute payments approved by the Company stockholders in accordance with the stockholder approval guidance under Section 280G of the Code and referenced herein in Section 5.13 of this Agreement);

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(ix) any claims for indemnification or expense reimbursement by or in respect of any current or former officer, director or agent of the Company with respect to any matter which, if brought against the Company, would have been a Loss for which a Parent Indemnified Party would have been entitled to indemnification pursuant to this Section 7.2;

(x) except to the extent such Taxes are taken into account in the calculation of Working Capital, (i) all Taxes (or the non-payment thereof) of the Company and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period, (ii) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company or any of its Subsidiaries (or any predecessor of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 (or any analogous or similar state, local, or non-U.S. law or regulation), (iii) any and all Taxes of any person (other than the Company or its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing, and (iv) the Revenue Tax Matter.

Subject to the other provisions of this Article VII, the Escrow Amount and the Specified Matter Escrow Amount shall be available to reimburse the Parent Indemnified Parties for any Losses for which they are entitled to be indemnified pursuant to this Section 7.2.

7.3 Limitations.

(a) Threshold Amount. No claim may be made by any Parent Indemnified Party for indemnification pursuant to Section 7.2(a), other than a claim arising from Section 7.2(a)(x) or any breach or inaccuracy of any of the Fundamental Representations, Fundamental IP Representations or Fraud (for which a claim may be made without regard to the limitations in this Section 7.3(a)), unless and until the aggregate amount of Losses for which the Parent Indemnified Parties seek to be indemnified pursuant to Section 7.2(a) exceeds the Indemnity Deductible, at which time the Parent Indemnified Parties shall be entitled to indemnification for all such Losses in excess of the Indemnity Deductible.

(b) [***].

(c) Cap; First Recourse. The Holders’ indemnification obligations under Section 7.2(a) are limited as follows:

(i) Notwithstanding anything to the contrary contained herein, the Escrow Amount shall be the first recourse for Losses indemnifiable under Section 7.2(a) (other than (x) those set forth in Section 7.2(a)(vii) and the last sentence of Section 7.3(b) as to which the Specified Matter Escrow Amount shall be the first recourse and then the Escrow Amount and (y) for the Revenue Tax Matter which may be recovered instead, at the discretion of Parent, pursuant to Section 7.3(f) (provided , that the foregoing does not permit double recovery for any portion of such amount from both the Escrow Amount and pursuant to Section 7.3(f))) and, subject to clause (ii) below, each Holder shall be liable up to such Holder’s Pro Rata Share of the Escrow Amount for any Losses indemnifiable under Section 7.2(a);

(ii) Each Holder shall be liable up to the aggregate amount of proceeds actually received by such Holder pursuant to this Agreement (inclusive of such Holder’s Pro Rata Share of the Escrow Amount and Specified Matter Escrow Amount and inclusive of amounts contemplated in clause (iii) below) for Losses indemnifiable under Section 7.2(a)(i) with respect to any Fundamental Representation;

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(iii) Each Holder shall be liable up to thirty-three percent (33%) of the aggregate amount of proceeds actually received by such Holder pursuant to this Agreement (inclusive of such Holder’s Pro Rata Share of the Escrow Amount and Specified Matter Escrow Amount) for Losses indemnifiable, with respect to any Fundamental IP Representations, under Section 7.2(a)(i) and 7.2(a)(vi); and

(iv) Subject to Section 7.3(d), in no event shall any Holder be liable for all Losses, in the aggregate, arising out of or related to this Agreement (under Article VII or otherwise), any Related Agreements, or the transactions contemplated hereby and thereby, in excess of the aggregate amount of proceeds actually received or earned by such Holder pursuant to this Agreement (inclusive of such Holder’s Pro Rata Share of the Escrow Amount and Specified Matter Escrow Amount).

(d) Personal Fraud. Notwithstanding anything to the contrary in this Agreement, the limitations set forth in Section 7.3(c)(iv) and threshold limitations set forth in Section 7.3(a) and 7.3(b) shall not apply with respect to Fraud with respect to the Holder perpetrating such Fraud.

(e) Exclusive Remedy. Following the Closing, Parent, Merger Sub and the other Parent Indemnified Parties agree that their sole and exclusive remedy for any matters arising out of or relating to this Agreement, the Escrow Agreement and any certificate or instrument delivered pursuant hereto shall be the rights to indemnification set forth in this Article VII in addition to the rights to specific performance provided under Section 10.4, and no Parent Indemnified Party may seek to avoid the limitations on liability set forth in this Article VII by seeking remedies under other theories of liability, including tort or for breach of fiduciary duty of any current or former director, officer, employee or stockholder of the Company or any other theory of liability.

(f) Setoff. Parent shall have the right to withhold and deduct any sum that may be owed to any Parent Indemnified Party under this Article VII, as a result of a good faith claim for indemnification for Losses arising from (i) any breach or inaccuracy of any of the Fundamental Representations, Fundamental IP Representations, (ii) the Revenue Tax Matter (provided, that the foregoing does not permit double recovery for any portion of such amount from both the Escrow Amount and pursuant to this Section 7.3(f)), or (iii) Fraud (but only with respect to a Holder perpetrating such Fraud), in each case, which Losses are finally determined or agreed to be an indemnifiable claim pursuant to Section 7.4 from any Deferred Merger Consideration payable by any Parent Indemnified Party. Parent shall have the right to withhold from payment any portion of the Deferred Merger Consideration representing a good faith estimate of such Losses pending final determination of such claim to such Parent Indemnified Party pursuant to Section 7.4.

(g) Tax Setoff; No Indemnification for Attributes. Notwithstanding anything herein to the contrary, (i) any Losses in respect of Taxes shall be limited to Taxes incurred in or attributable to taxable periods, or portions thereof, ending on or before the Closing Date (other than any such Loss related to a breach of the representations and warranties contained in Section 3.28(e)), and (ii) the Company makes no representations or warranties, directly or indirectly, regarding (x) Tax liability of the Company or any of its Subsidiaries for the taxable periods beginning after the Closing Date as a result of the continuation of conduct related to Taxes after the Closing Date (other than with respect to a breach of the representations and warranties contained in Section 3.28(e)) or (y) the existence, amount, value or condition of, or any limitations on, any Tax asset or attribute of the Company (including but not limited to net operating losses) arising in any pre-Closing tax period (each, a “Tax Attribute”), or the ability of the Ultimate Parent, Parent or any of their Affiliates, (including the Surviving Corporation) to utilize such Tax Attributes after the Closing.

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(h) Other Limitations. Notwithstanding anything herein to the contrary, (i) the calculation or determination of the amount of Losses shall (A) be net of the amount of any proceeds actually received by any Parent Indemnified Party from any third-party insurer or from any other third parties in connection with such Losses (net of any costs and expenses of recovery or collection thereof and any deductible or premium associated therewith to the extent paid or payable), (B) no Parent Indemnified Party shall be entitled to double recovery for any adjustments to the consideration (including as to Working Capital, and any amounts taken into account when calculating the Working Capital) provided for hereunder or for any indemnifiable Losses even though such Losses may have resulted from the breach of more than one of the representations, warranties, agreements and covenants in this Agreement, and (C) Ultimate Parent, Parent and each other Parent Indemnified Party shall take all action required by applicable Law to mitigate Losses for which it seeks indemnification hereunder.

7.4 Procedures.

(a) General. Promptly after the discovery by any Parent Indemnified Party of any Loss or Losses, claim or breach, including any claim by a third party , that would reasonably be expected to give rise to a claim for indemnification hereunder (a “Third Party Claim”), the Parent Indemnified Party shall deliver to the Holder Representative a certificate (a “Claim Certificate”) that:

(i) states that the Parent Indemnified Party has paid or properly accrued Losses, or it is reasonably expected that it will incur liability for Losses, for which such Parent Indemnified Party may be entitled to indemnification pursuant to this Agreement; and

(ii) specifies in reasonable detail, to the extent practicable and available, each individual item of Loss included in the amount so stated, the basis for any anticipated liability and the nature of the misrepresentation, default, breach of warranty or breach of covenant or claim to which each such item is related and, to the extent computable, the computation of the amount to which such Parent Indemnified Party claims to be entitled hereunder; provided, that no delay on the part of any Parent Indemnified Party in notifying the Holder Representative shall relieve the Holders of any liability or obligations hereunder except to the extent that the Holders have been prejudiced thereby, and then only to such extent.

(b) If the Holder Representative objects to the indemnification of a Parent Indemnified Party in respect of any claim or claims specified in any Claim Certificate, the Holder Representative shall deliver a written notice to such effect to the Parent Indemnified Party within forty-five (45) days after receipt by the Holder Representative of such Claim Certificate. Thereafter, the Holder Representative and the Parent Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties for a period of not less than sixty (60) days after receipt by the Parent Indemnified Party of such written objection with respect to each of such claims to which the Holder Representative has objected. If the Parent Indemnified Party and the Holder Representative agree with respect to any of such claims, the Parent Indemnified Party and the Holder Representative shall promptly prepare and sign a memorandum setting forth such agreement and, if applicable, a joint written instruction to the Escrow Agent. Should the Parent Indemnified Party and the Holder Representative fail to agree as to any particular item or items or amount or amounts within such sixty (60)-day period, then either party shall be entitled to pursue its available remedies for resolving the claim for indemnification. Notwithstanding the foregoing, in the event that the Parent Indemnified Party seeks recovery against the Escrow Amount or the Specified Matter Escrow Amount, as applicable, the time periods set forth herein shall be without duplication of the time periods set forth in the Escrow Agreement and the Parent Indemnified Party and the Holder Representative shall issue a joint written notice (an “Escrow Claim Notice”) to the Escrow Agent indicating the disputed amount and instructing the Escrow Agent to continue to hold such amount until Escrow Agent receives (i) a final non-appealable order, (ii) a joint written instruction from Parent and Holder Representative, instructing the Escrow Agent to release such funds, or (iii) as otherwise set forth herein.

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(c) Parent Indemnified Party Defense; Settlement.

(i) In the event of receipt of notice of a Third-Party Claim (other than an IP Third Party Claim or a claim subject to the provisions of Section 5.14(e)) from a Parent Indemnified Party, the Holder Representative will be entitled to assume the defense thereof by representatives chosen by it and reasonably acceptable to the Parent Indemnified Party upon written notice to the Parent Indemnified Party within fifteen (15) days of receiving written notice of the Third Party Claim (or sooner if the nature of the Third Party Claim so requires). If the Holder Representative assumes the defense of a Third Party Claim, the Parent Indemnified Party may retain separate co-counsel and, if reasonably necessary other experts, whose fees and expenses shall be the Parent Indemnified Party’s sole responsibility. The party controlling the defense of any Third Party Claim shall furnish, or cause to be furnished, to the other parties copies of all correspondence, pleadings, motions, briefs, appeals or other written statements and information relating to or submitted in connection with the defense of the Third Party Claim, and timely notices of, and the right to participate in (as an observer) any hearing or other court proceeding to the Third Party Claim. The Parent Indemnified Party shall, and shall cause each of its Affiliates and representatives to, cooperate fully with the Holder Representative in connection with any Third-Party Claim. The Holder Representative or Parent, as applicable, shall keep such Parent Indemnified Party apprised of the status of the claim, liability or expense and any resulting suit, proceeding or enforcement action and shall consult with such Parent Indemnified Party prior to acting on major matters, including settlement discussions.

(ii) If the Holder Representative, within fifteen (15) days after receipt of written notice of the Third Party Claim (or sooner if the nature of the Third Party Claim so requires), elects not to defend such Third Party Claim or thereafter fails or ceases to defend such Third Party Claim, actively and in good faith, then the Parent Indemnified Party will (upon advance written notice of at least four (4) days) have the right to assume the defense, compromise or settlement of such Third Party Claim, or consent to the entry of a judgment with respect thereto, the costs and expenses of which shall be an indemnifiable Loss, and the Holder Representative shall thereafter have no right to assume the defense, compromise or settlement thereof.

(iii) The Holder Representative shall not, without the written consent of the Parent Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise any Third Party Claim or consent to the entry of any judgment that (A) encumbers any of the assets of any Parent Indemnified Party or contain any restriction or condition that would apply to such Parent Indemnified Party or to the conduct of that party’s business, or (B) does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Parent Indemnified Party of an unconditional release of the Parent Indemnified Party from all liability in respect of such Third Party Claim. No settlement or entry of judgment in respect of any Third-Party Claim shall be consented to by any Parent Indemnified Party without the express written consent of the Holder Representative (which consent shall not be unreasonably withheld, conditioned or delayed). Any consent withheld hereunder which is not accompanied by a written rationale for such withholding will have the effect of constituting prior written consent for purposes of this subsection.

(iv) Notwithstanding anything herein to the contrary, the Parent Indemnified Party shall at all times have the right to fully participate in such defense at its own expense directly or through counsel.

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(v) With respect to any IP Third Party Claim, Parent shall have the right in its sole discretion to conduct the defense of such claim at its sole cost and expense (“IP Defense Costs”); provided, however, that any settlement of any such IP Third Party Claim, shall not be effected without the prior written consent of the Holder Representative, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall keep the Holder Representative apprised of the status of the claim, liability or expense and shall consult with the Holder Representative prior to acting on major matters, including settlement discussions. If any such action or claim is settled with the prior written consent of the Holder Representative, or if there be a final judgment for the plaintiff in any such action, the Parent Indemnified Party shall be entitled to indemnification for the amount of any Loss (other than the related IP Defense Costs) relating thereto. Any consent withheld hereunder which is not accompanied by a written rationale for such withholding will have the effect of constituting prior written consent for purposes of this subsection.

(d) Agreed Claims. Claims for Losses specified in any Claim Certificate to which the Holder Representative did not object in writing within forty-five (45) days of receipt of such Claim Certificate, claims for Losses covered by a joint written instruction of the nature described in Section 7.4(b) and claims for Losses the validity and amount of which have been the subject of resolution of a final non-appealable judicial determination are hereinafter referred to, collectively, as “Agreed Claims.” The Parent Indemnified Party shall be entitled to payment for any Agreed Claim within ten (10) Business Days of the determination of the amount of any such Agreed Claims.

7.5 Merger Consideration Adjustment. The Company, Parent, the Holder Representative and the Holders agree to treat each indemnification payment pursuant to this Article VII paid by Holders as an adjustment to the Merger Consideration or Total Consideration, as the case may be, for all Tax purposes and shall take no position contrary thereto unless required to do so by applicable Tax Law pursuant to a determination as defined in Section 1313(a) of the Code.

7.6 Holder Representative; Power of Attorney.

(a) Appointment. By virtue of the adoption of this Agreement and the approval of the Merger by the Holders, each Holder (regardless of whether or not such Holder votes in favor of the adoption of this Agreement and the approval of the Merger, whether at a meeting or by written consent in lieu thereof) hereby initially appoints, as of the date of this Agreement, Fortis Advisors LLC (together with its permitted successors, the “Holder Representative”), as his, her or its true and lawful exclusive agent and attorney-in-fact to enter into any Related Agreement and any transactions contemplated by this Agreement in its capacity as the Holder Representative for all Holders (and not on behalf of any individual Holder), and to: (i) give and receive notices and communications to or from Parent (on behalf of itself or any other Parent Indemnified Party) and the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement or the Escrow Agreement expressly contemplates that any such notice or communication shall be given or received by such Holders individually); (ii) authorize deliveries to Parent of cash from the Escrow Amount and Specified Matter Escrow Amount in satisfaction of claims asserted by Parent (on behalf of itself or any other Parent Indemnified Party, including by not objecting to claims thereto); (iii) object to any claims by Parent to the Escrow Amount and Specified Matter Escrow Amount; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to such claims; (v) assert, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Parent Indemnified Party against any such Holder or by any such Holder against any Parent Indemnified Party or any dispute between any Parent Indemnified Party and any such Holder, in each case relating to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby; (vi) amend this Agreement, the

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Escrow Agreement or any other Related Agreement or other agreement referred to herein or contemplated hereby; and (vii) take all actions necessary or appropriate in the judgment of the Holder Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance, and (A) agrees that all actions taken by the Holder Representative under this Agreement or the Escrow Agreement shall be binding upon such Holder and such Holder’s successors as if expressly confirmed and ratified in writing by such Holder, and (B) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Holder Representative taken in good faith under this Agreement or the Escrow Agreement.

(b) Acceptance. Fortis Advisors LLC hereby accepts its appointment as Holder Representative. Notwithstanding anything herein to the contrary, the Holder Representative shall have no obligation to act on behalf of the Holders, except as expressly provided herein and in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Holder Representative in any Related Agreement, ancillary agreement, schedule, exhibit or the Company Disclosure Schedule.

(c) Replacement. The person serving as the Holder Representative may be replaced from time to time by the holders of a majority in interest of the Escrow Amount upon not less than ten (10) days’ prior written notice to Parent and with Parent’s written consent, which shall not be unreasonably withheld. The immunities and rights to indemnification granted hereunder to the Holder Representative Group (as defined below) shall survive the resignation or removal of Holder Representative or any member of the Advisory Group (as defined below) and the Closing and any termination of this Agreement and the Escrow Agreement. No bond shall be required of the Holder Representative. Notices or communications to or from the Holder Representative shall constitute notice to or from each of the Holders.

(d) No Liability. Certain Holders have entered into an engagement agreement with the Holder Representative to provide direction to the Holder Representative in connection with the performance of its services under this Agreement and the Escrow Agreement (such Holders, including their Representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Holder Representative (together with its members, managers, directors, officers, contractors, agents and employees) nor any member of the Advisory Group (collectively, the “Holder Representative Group”) shall be liable to any Holder for any act done or omitted hereunder or under the Escrow Agreement as the Holder Representative while acting in good faith and without gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Holders shall severally and not jointly, in accordance with their Pro Rata Share, indemnify the Holder Representative Group and hold it harmless against any loss, liability, fee or expense (including reasonable attorney’s fees) incurred without gross negligence or bad faith on the part of the Holder Representative Group and arising out of or in connection with the acceptance or administration of its duties hereunder or under any Holder Representative engagement agreement. The Holder Representative may receive reimbursement for any and all fees, costs, expenses, charges, damages, judgments and liabilities (including attorneys’ fees, fees of disbursements and costs of other skilled professionals and in connection with seeking recovery from insurers), reasonably incurred by the Holder Representative in the performance or discharge of its rights and obligations under this agreement (collectively, the “Holder Representative Expenses”); provided, however, that neither Parent nor the Surviving Corporation shall have any liability with respect to such items. Such Representative Expenses may be recovered first, from the Expense Fund, second, from any distribution of the Escrow Amount, Specified Matter Escrow Amount or any Deferred Merger Consideration otherwise distributable to the Holders at the time of distribution, and third, directly from the Holders, in each case based on each Holder’s Pro Rata Share. The Holders are deemed to acknowledge that the Holder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties.

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(e) Notice. Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Holder Representative shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Holders and shall be final, binding and conclusive upon each such Holder; and each Parent Indemnified Party and the Escrow Agent shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Holder. Each Parent Indemnified Party and the Escrow Agent are hereby relieved from any liability to any Person for any acts done by them in accordance with any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent or instruction of the Holder Representative. The Holder Representative shall be entitled to: (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Seller or other party.

(f) Role of Holder Representative. Without limiting the generality or effect of Section 7.6(a), any claims or disputes between or among any Parent Indemnified Party, the Holder Representative and the Holders relating to this Agreement or the Escrow Agreement or the transactions contemplated hereby or thereby shall in the case of any claim or dispute asserted by or against or involving any such Holder (other than any claim against or dispute with the Holder Representative), be asserted or otherwise addressed solely by the Holder Representative on behalf of such Holder (and not by such Holder acting on its own behalf). The powers, immunities and rights to indemnification granted to the Holder Representative and the Advisory Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Holder of the whole or any fraction of his, her or its interest in the Escrow Amount or Specified Matter Escrow Amount.

(g) Upon the Closing, Parent shall wire to the Holder Representative Two Hundred Fifty Thousand Dollars ($250,000) (the “Expense Fund Amount”). The Expense Fund Amount shall be held by the Holder Representative as agent and for the benefit of the Holders in a segregated client account and shall be used for the purposes of paying directly, or reimbursing the Holder Representative for, any Holder Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or any Holder Representative letter agreement (the “Expense Fund”). The Holder Representative will hold the Expense Fund separate from its corporate funds and will not voluntarily make it available to its creditors in the event of bankruptcy. The Holder Representative is not providing any investment supervision, recommendations or advice. The Holder Representative shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Holder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations hereunder. As soon as reasonably determined by Holder Representative that the Expense Fund is no longer required to be withheld, the Holder Representative shall distribute the remaining Expense Fund (if any) to the Payment Agent (or directly to the Parent if so instructed) for further distribution to the Holders.

(h) Notwithstanding the provisions of this Section 7.6 or any other provision to the contrary in this Agreement or any other agreement, instrument, or document, (i) the Holder Representative shall only have the power or authority to act with respect to matters pertaining to the Holders as a group and not matters pertaining to an individual Holder, (ii) the Holder Representative is not authorized to enter into any agreement on behalf of the Holders with Parent or any other party that

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purports to impose joint and several or joint liability on the Holders, (iii) the Holder Representative is not authorized to exercise any Company Stockholder’s voting or consent rights with respect to a Company Stockholder’s shares of Company Capital Stock, or to provide a required consent on behalf of any of the Requisite Company Indemnifying Parties (as defined in Section 8.3) under this Section 7.6(h) or Section 8.3, and (iv) without first obtaining the prior written consent of the Requisite Company Indemnifying Parties, the Holder Representative shall not have any authority to do or cause to be done any action (including without limitation by amending, modifying or waiving any provision of this Agreement or any other agreement, instrument, or document) that requires approval of the Requisite Company Indemnifying Parties in the last sentence of Section 8.3 below.

7.7 No Subrogation. Following the Closing, no Holder shall have any right of indemnification, contribution or subrogation against the Company with respect to any indemnification claim made against Holder under Section 7.2 if the Merger and the transactions contemplated by this Agreement are consummated.

7.8 Release of Remaining Escrow Amount.

(a) Escrow Amount. As soon as practicable following the fifteen (15) month anniversary of the Closing Date, (but not less than three (3) Business Days thereof), the Escrow Agent shall deliver to the Payment Agent (for delivery to the Holders in accordance with their Pro Rata Share) all of the then-remaining Escrow Amount (if any) in excess of any amounts reasonably necessary to continue to satisfy claims set forth in any Escrow Claim Notices. All such amounts shall be retained by the Escrow Agent until released pursuant to Section 7.4(b) or until such time as such amounts are no longer reasonably necessary to satisfy such Escrow Claim Notices (based on the facts and circumstances, and the merits of any Third-Party Claim, as applicable, existing at the time).

(b) Specified Matter Escrow Amount. As soon as practicable following the settlement and conclusion of (i) litigation matters against the Company and (ii) lawsuits against any Third Party to whom the Company has any indemnity obligations, in each case in connection with the Specified Matter, (but not less than three (3) Business Days thereof), the Escrow Agent shall deliver to the Payment Agent (for delivery to the Holders in accordance with their Pro Rata Share) all of the then-remaining Specified Matter Escrow Amount (if any) in excess of any amounts reasonably necessary to satisfy claims set forth in any Escrow Claim Notices. All such amounts shall be retained by the Escrow Agent until released pursuant to Section 7.4(b) or until such time as such amounts are no longer reasonably necessary to satisfy such Escrow Claim Notices (based on the facts and circumstances, and the merits of any claim as described in this Section 7.8(b), as applicable, existing at the time).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Closing Date regardless of whether this Agreement and/or the Merger have been approved by the Company Stockholders:

(a) by written agreement of the Company, Parent and Merger Sub;

(b) by either Parent or the Company if the Closing Date has not occurred by the date that is one hundred twenty (120) days after the execution date of this Agreement (which date shall be automatically extended for an additional forty (40) days in the event that the Closing has not then occurred solely due to the failure to satisfy the condition in Section 6.2(p) (as so extended, the

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“Termination Date”)); provided, that the right to terminate this Agreement under this clause 8.1(b)(i) shall not be available to any party whose failure to fulfill any obligation hereunder has been a proximate cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date and such action or failure constitutes a breach of this Agreement;

(c) by either Parent or the Company if: (i) there shall be a final nonappealable order of a Governmental Entity in effect preventing consummation of the Merger; or (ii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity that would make consummation of the Merger illegal;

(d) by Parent if there shall have been any action taken, or any Law enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental Entity that would: (i) prohibit Parent’s or the Company’s ownership or operation of any material portion of the business of the Company or (ii) compel Parent or the Company to dispose of or hold separate, as a result of the Merger, any portion of the business or assets of the Company or Parent, in each case, other than any Additional Action;

(e) by Parent if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and as a result of such breach the conditions set forth in Section 6.2(a) or 6.2(b), as the case may be, would not then be satisfied and such breach has not been cured within twenty (20) Business Days after written notice thereof to the Company; provided, that no cure period shall be required for a breach which by its nature cannot be cured;

(f) by the Company, if (x) all of the conditions set forth in Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing), (y) the Company is, at such time, ready willing and able to consummate the transactions contemplated by this Agreement and has not materially breached any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, and

(i) on the Termination Date, the condition set forth in Section 6.1(f) shall not have been satisfied by Ultimate Parent;

(ii) prior to the Termination Date, Ultimate Parent, Parent or Merger Sub is in material breach of the covenants set forth in Section 5.19;

(iii) on the Termination Date, none of the Ultimate Parent, Parent, Merger Sub nor the Surviving Corporation shall have received the proceeds of the Financing; or

(iv) prior to the Termination Date, Ultimate Parent, Parent or Merger Sub is in material breach of the representations and warranties set forth in Section 4.6 or the covenants set forth in Section 5.20;

(g) by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Sub and as a result of such breach the conditions set forth in Section 6.1(a) or 6.1(b), as the case may be, would not then be satisfied and such breach has not been cured within twenty (20) Business Days after written notice thereof to Parent; provided, that no cure period shall be required for a breach which by its nature cannot be cured; or

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(h) by Parent if the condition set forth in Section 6.2(c) shall not have been satisfied by the Company and such failure to satisfy the condition has not been cured within thirty (30) days after written notice thereof to the Company.

8.2 Effect of Termination.

(a) Any termination of this Agreement under Section 8.1 will be effective immediately upon the delivery of written notice by the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in Sections 5.3 and 5.4, this Section 8.2, Section 8.3 and Article X, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement.

(b) In the event that this Agreement is terminated by the Company pursuant to (i) Section 8.1(f)(i) or 8.1(f)(ii), then the Ultimate Parent or Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay the Company a cash termination fee equal to one percent (1%) of the Total Consideration or (ii) Section 8.1(f)(iii) or 8.1(f)(iv), then the Ultimate Parent or Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay the Company a cash termination fee equal to three percent (3%) of the Total Consideration (either of the fees referred to in Sections 8.2(b)(i) or (ii), the “Ultimate Parent Termination Fee”), by wire transfer of immediately available funds; provided, however, that in no event shall both of the termination fees described in Section 8.2(b)(i) and (ii) be due and payable by Ultimate Parent or Parent; provided, further, that this Section 8.2(b) shall no longer apply upon Ultimate Parent’s written confirmation to the Company of receiving irrevocable proxies representing fifty percent (50%) or more of the shares of Ultimate Parent entitled to vote in connection with the Ultimate Parent Shareholder Approval.

(c) The parties hereto acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement; accordingly, if the Ultimate Parent fails to pay in a timely manner the amounts due pursuant to this Section 8.2, and, in order to obtain such payment, the Company makes a claim that results in a judgment against the Ultimate Parent for the amounts set forth in this Section 8.2, the Ultimate Parent shall pay to the Company the reasonable costs and expenses of the Company (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.2 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Each of the parties further acknowledge that the Ultimate Parent Termination Fee is not a penalty, but is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall the Ultimate Parent be required to pay its Ultimate Parent Termination Fee more than once. Each of the Parties agrees and acknowledges that, except as expressly permitted by Section 10.4, if Parent fails to effect the Closing in accordance with Section 1.2 or otherwise is in breach of this Agreement, then (i) the Company’s and the Holder Representative’s sole and exclusive remedy against Parent, any Financing source (including any Financing Source Party) or any of their respective Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners assignees or Representatives (collectively, the “Parent Related Parties”), whether at law or equity, in contract, in tort or otherwise, shall

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be to terminate this Agreement in accordance with Section 8.1 and to collect, the Parent Termination Fee and no other Parent Related Party shall have any further liability or obligation whatsoever relating to or arising out of this Agreement or any of the transactions contemplated hereby or thereby. For the avoidance of doubt, under no circumstances shall the Company or the Holder Representative be permitted or entitled to receive both a grant of specific performance as contemplated by Section 10.4 and any money damages, including all or any portion of the Ultimate Parent Termination Fee. The Company and the Holder Representative further agree that the maximum aggregate liability of Parent and all of the other Parent Related Parties, taken as a whole, under or in respect of this Agreement, the Financing or otherwise shall be limited to an amount equal to the amount of the Ultimate Parent Termination Fee, and in no event shall the Company or the Holder Representative seek to recover, or be entitled to recover, any money damages or other losses or damages of any kind, character or description in excess of such amount. In no event shall the Company or the Holder Representative seek to recover, or be entitled to recover, monetary damages from any Parent Related Party, other than the Parent (or Ultimate Parent under Section 10.16) under this Agreement.

8.3 Amendment. Except as is otherwise required by applicable Law, prior to the Closing this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by Parent, Merger Sub, the Company and the Holder Representative. Except as is otherwise required by applicable Law, after the Closing this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by Parent and the Holder Representative. Notwithstanding the foregoing or any provision to the contrary in this Agreement, any amendment, modification or waiver of any provision in this Agreement at any time (i) that would expand or otherwise alter the authority of the Holder Representative or amend Section 7.6 or Section 8.3 of this Agreement, or (ii) that would result in an increase in any Company Indemnifying Party’s indemnity or other obligations or liabilities (including, without limitation, any change to the survival or scope of the indemnity obligations, the limitations of liability in Section 7.3 of this Agreement, or the amount deposited as the Escrow Amount), shall not be binding on any Company Indemnifying Party without first obtaining the prior written approval of each of the Company Indemnifying Parties listed on Schedule 8.3 (the “Requisite Company Indemnifying Parties”), in addition to any approval as may otherwise be required by applicable Law; provided, however, that amendments made solely to correct factual or typographical errors will not require the approval of the Requisite Company Indemnifying Parties.

8.4 Extension; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if, and to the extent, set forth, in an instrument in writing signed on behalf of such party.

ARTICLE IX

DEFINITIONS, CONSTRUCTION, ETC.

9.1 Definitions. For purposes of this Agreement:

“% of Year 1 Deferred Merger Consideration” is defined in Exhibit B.

“% of Year 2 Deferred Merger Consideration” is defined in Exhibit B.

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“Acquisition Expenses” means (i) all unpaid fees and expenses accrued or incurred by the Company, in each case, as a result of the Merger or the other transactions contemplated by this Agreement, including all legal, accounting, investment banking (including amounts payable to the Persons set forth on Schedule 3.25), tax and financial advisory and all other fees and expenses of third parties accrued or incurred in connection with the negotiation and effectuation of the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby; (ii) any fees, commissions, obligations, bonuses or other payments of any kind payable to management, other Employees, or any other Person, in each case, as a result of the Merger; and (iii) the employer-level portion of any payroll, social security, unemployment or similar Tax that are due and payable as a result of payments made in connection with the Merger on the Closing Date.

“Acquisition Proposal” is defined in Section 5.11.

“Additional Action” means any other additional action not material to the Ultimate Parent’s, Parent’s or the Company’s business.

“Adjusted Year 1 SLA Withholding” is defined in Section 2.3(e)(ii).

“Advisory Group” is defined in Section 7.6(d).

“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Aggregate Employee Loan Amount” is defined in Section 2.5(j).

“Aggregate Per Option Consideration” shall mean the aggregate amount of Per Vested Option Consideration.

“Aggregate Per Unvested Option Consideration” shall mean the aggregate amount of Per Unvested Option Consideration.

“Aggregate Strike Price Amount” shall mean an amount equal to the aggregate exercise prices (without duplication) of all Company Options outstanding and unexercised as of immediately prior to the Closing.

“Agreed Claims” is defined in Section 7.4(d).

“Agreement” is defined in the Preamble.

“agreement” means any written or other legally binding agreement, contract, mortgage, indenture, lease, license, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature, and each and every amendment, extension, exhibit, attachment, schedule, addendum, appendix, statement of work, change order, and any other similar instrument or document relating thereto.

“AICPA” is defined in Section 2.7.

“Alternative Debt Commitment Letter” is defined in Section 5.20(c).

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“Alternative Financing” is defined in Section 5.20(c).

“Antitrust Filings” is defined in Section 5.6(a).

“Antitrust Laws” is defined in Section 3.4(a).

“Balance Sheet Date” is defined in Section 3.7(a).

“Bonus Eligible Employees” is defined in Section 5.22.

“Bonus Measurement Date” is defined in Section 5.22.

“Bonus Percentage” is defined in Section 5.22.

“Bugs” is defined in Section 3.14(x).

“Business” is defined in Section 2.2(b).

“Business Day” means any day of the year on which national banking institutions in the State of California are open to the public for conducting business and are not required to close.

“Buyer Board Approvals” is defined in Recital C.

“Carrier” means any mobile network operator or mobile virtual network operator.

“Certificate of Merger” is defined in Section 1.2.

“CFIUS” means the Committee on Foreign Investment in the United States and any CFIUS member agency.

“CFIUS Approval” means the parties shall have received (i) written notice from CFIUS that review under Section 721 of the U.S. Defense Production Act of 1950, as amended, of the transaction has been concluded and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transaction, and advised that action under said Section 721, and any investigation related thereto, has been concluded with respect to the transaction; (ii) CFIUS has concluded that the transaction is not a covered transaction and not subject to review under applicable Law; or (iii) CFIUS shall have sent a report to the President of the United States requesting the President’s decision on the CFIUS notice submitted by the parties and either (a) the period under the Defense Production Act of 1950, as amended, during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transaction shall have expired without any such action being threatened, announced or taken or (b) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the transaction.

“CGCL” is defined in Section 2.4(a).

“Change in the Ultimate Parent Recommendation” is defined in Section 5.19.

“Charter Amendment” means the Amended and Restated Certificate of Incorporation of WaveMarket, Inc., filed with the Secretary of State of the State of Delaware on July 23, 2014.

“Claim Certificate” is defined in Section 7.4(a).

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“Class B Common Stock Agreements” is defined in Section 5.24.

“Closing” is defined in Section 1.2.

“Closing As-Converted Common Stock” shall mean the sum of (i) the shares of Company Class A Common Stock outstanding as of immediately prior to the Effective Time (excluding Unvested Company Shares and including, for the avoidance of doubt, any Vested Restricted Shares), plus (ii) the shares of Company Class A Common Stock issuable upon the exercise or net exercise, as applicable, conversion or exchange in full of all Company Preferred Stock, Company Warrants and other securities exercisable for, convertible into or exchangeable for shares of Company Capital Stock outstanding as of immediately prior to the Effective Time regardless of whether such shares of Company Preferred Stock are actually so exercised (excluding any shares of Company Class A Common Stock issuable upon the exercise of any Company Options).

“Closing Vested As-Converted Common Stock” shall mean the sum of (i) the shares of Company Class A Common Stock outstanding as of immediately prior to the Effective Time (excluding Unvested Company Shares and including, for the avoidance of doubt, any Vested Restricted Shares), plus (ii) the shares of Company Class A Common Stock issuable upon the exercise or net exercise, as applicable, conversion or exchange in full of all Company Preferred Stock, Company Warrants, Vested Company Options and other securities exercisable for, convertible into or exchangeable for shares of Company Capital Stock outstanding as of immediately prior to the Effective Time regardless of whether such shares of Company Preferred Stock are actually so exercised (excluding any shares of Company Class A Common Stock issuable upon the exercise of any Unvested Company Options).

“Closing Cash” shall mean the amount of cash and cash equivalents on hand owned by the Company or any of its subsidiaries as of the close of business on the Business Day immediately prior to the Closing Date, excluding restricted balances or deposits, and, to the extent they are not included in Working Capital, uncleared checks and overdrafts, deposits in transit and deposits in bank accounts located outside the United States.

“Closing Date” is defined in Section 1.2.

“Closing Fully Diluted Common Stock” shall mean the sum of (x) the shares of Company Class A Common Stock outstanding as of immediately prior to the Effective Time (including, for the avoidance of doubt, any Vested Restricted Shares) plus (y) the shares of Company Class A Common Stock issuable upon the exercise, or net exercise, as applicable, conversion or exchange in full of all Company Preferred Stock, Company Options, Company Warrants and other securities exercisable for, convertible into or exchangeable for shares of Company Capital Stock outstanding as of immediately prior to the Effective Time regardless of whether such shares of Company Preferred Stock, Company Options, Company Warrants and other convertible securities are vested, unvested or actually so exercised.

“Closing Indebtedness” shall mean the Indebtedness of the Company as of the Closing other than that set forth on Schedule 9.1(a).

“Closing Per Share Consideration” shall mean an amount in cash equal to the quotient obtained by dividing (a) the Closing Stock and Vested Option Consideration by (b) the Closing Vested As-Converted Common Stock.

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“Closing Stock and Vested Option Consideration” shall mean an amount in cash equal to (a) the Total Closing Consideration minus (b) the Unvested Option Consideration minus (c) the Unvested Share Consideration minus (d) the Escrow Amount minus (e) the Specified Matter Escrow Amount minus (f) the Expense Fund plus (g) the Estimated Closing Adjustment (which, for purposes of clarity, will be a negative number if the amount of Estimated Closing Working Capital is less than the Closing Working Capital Target and a positive number if the amount of Estimated Closing Working Capital is greater than the Closing Working Capital Target) (if any).

“Closing Working Capital Target” shall mean an amount equal to [***] $[***].

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble.

“Company Authorizations” is defined in Section 3.31.

“Company Balance Sheet” is defined in Section 3.7(a).

“Company Board” means the board of directors of the Company.

“Company Board Approval” is defined in Recital B.

“Company Capital Stock” shall mean the Company Common Stock and Company Preferred Stock and any other shares of capital stock of the Company, taken together.

“Company Certificate of Incorporation” means the Company’s Certificate of Incorporation, as amended.

“Company Class A Common Stock” shall mean shares of Class A common stock, with a par value of $0.0001 per share, of the Company, whether or not such shares are subject to any vesting, right of repurchase, risk of forfeiture or other similar conditions.

“Company Class B Common Stock” shall mean shares of (a) Class B-1 common stock, with a par value of $0.0001 per share, and (b) Class B-2 common stock, with a par value of $0.0001 per share, of the Company, whether or not such shares are subject to any vesting, right of repurchase, risk of forfeiture or other similar conditions.

“Company Common Stock” shall mean the Company Class A Common Stock and the Company Class B Common Stock.

“Company Converted Capital Stock” shall mean the Company Class A Common Stock (including, for the avoidance of doubt, any Vested Restricted Shares) and Company Preferred Stock and any other shares of capital stock of the Company (other than the Company Class B Common Stock), taken together.

“Company Converted Stockholder” shall mean each holder of Company Converted Capital Stock as of immediately prior to the Effective Time (after giving effect to any exercise, conversion, cancellation or termination of each Company Option or Company Warrant immediately prior to the Effective Time).

“Company Contracts” is defined in Section 3.17(a).

“Company Database” means each electronic or other database containing (in whole or in part) any Personal Data that is maintained by or for the Company and any Subsidiaries.

“Company Disclosure Schedule” is defined in Article III.

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“Company Employee Plan” is defined in Section 3.26(a).

“Company Equity Plans” mean the Company’s 2001 Stock Plan and the Company’s 2014 Restricted Stock Unit Plan, each as amended through the Closing Date.

“Company Financial Statements” is defined in Section 3.7(a).

“Company Indemnifying Parties” is defined in Section 7.2(a).

“Company Intellectual Property” means any and all Intellectual Property Rights that are owned or purported to be owned, filed by, held in the name of, or exclusively licensed to the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means a material adverse effect on (i) the business, assets, liabilities, financial condition or results of operations of the Company taken as a whole or (ii) the ability of the Company to consummate the Merger and the transactions contemplated hereby and thereby in a timely manner; provided, however, that in no event would any of the following changes, effects, events, circumstances, conditions or developments be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (A) any change in Law, regulatory policies, accounting standards or principles (including GAAP) or any interpretation thereof, (B) any change in interest rates or economic or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets), (C) any change generally affecting any of the industries in which the Company or its Subsidiaries operates or the economy as a whole, (D) the announcement or the execution of this Agreement, the pendency of an antitrust investigation of the Merger or the pendency or consummation of the Merger or the performance of this Agreement, (E) the compliance by the Company with the terms of this Agreement or the taking of any action taken or not taken as expressly prohibited by this Agreement, (F) any acts of terrorism, sabotage, war or the outbreak or escalation of hostilities, in the United States or any other country or region in the world, or (G) any failure of the Company or its Subsidiaries to meet any projections or forecasts (but not the underlying cause of such failure).

“Company Options” shall mean all issued and outstanding options to purchase or otherwise acquire Company Capital Stock (whether or not vested) held by any Person (excluding Company Warrants).

“Company Preferred Stock” shall mean the Series A Preferred Stock, the Series B Preferred Stock and the Series B-1 Preferred Stock, taken together.

“Company Products” means all products and services developed (including products and services under development), delivered, made commercially available, marketed, distributed, sold, or licensed out by or on behalf of the Company or any of its Subsidiaries since its inception, but with respect to products and services not yet made generally available by the Company but for which development is in progress, limited to products and services which the Company or any of its Subsidiaries intends to manufacture, deliver, make commercially available, market, distribute, sell, import for resale, or license out within three (3) months after the date hereof.

“Company Real Property” is defined in Section 3.12(a).

“Company Registered Intellectual Property” is defined in Section 3.14(b).

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“Company Stockholder” shall mean each holder of Company Capital Stock as of immediately prior to the Effective Time (after giving effect to any exercise, conversion, cancellation or termination of each Company Option or Company Warrant immediately prior to the Effective Time).

“Company Stock Certificates” is defined in Section 2.5(c)(iv).

“Company Stock Rights” means: (i) all outstanding Company Options, (ii) all outstanding Company Warrants and (iii) all other outstanding subscriptions, options, calls, warrants or any other rights, whether or not currently exercisable, to acquire any shares of Company Capital Stock or that are or may become convertible into or exchangeable for any shares of Company Capital Stock or another Company Stock Right. For purposes of this definition, shares of Company Preferred Stock shall not be considered Company Stock Rights.

“Company Technology” means all Technology owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Warrants” shall mean all issued and outstanding warrants to purchase Company Capital Stock.

“Confidentiality Agreement” is defined in Section 5.3(a).

“Consent and Waiver” is defined in Section 5.17(c).

“Contaminants” is defined in Section 3.14(y).

“Continuing Employee” is defined in Section 5.12(a).

“COBRA” is defined in Section 3.26(c).

“[***]” is defined in Section 7.3(b).

“Cut-Off Date” means on or before 5:00 PM, California time, on December 31 of the year at issue.

“Debt Commitment Letter” is defined in Section 4.6(a).

“Deferred Merger Consideration” is defined in Section 2.2.

“Depository” is defined in Section 2.5(b)(i).

“Development Tools” is defined in Section 3.14(r).

“DGCL” is defined in the Preamble.

“DFS Provisions” is defined in Section 10.6.

“Dispute Statement” is defined in Section 2.6(c).

“Dissenting Share Payments” means any payment in respect of Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement.

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“Dissenting Shares” is defined in Section 2.4(a).

“Effective Time” is defined in Section 1.2.

“Employee” means any current, former, or retired employee, officer, or director of the Company or of any Person considered a co-employer of the Company.

“Employee Bonus Pool” is defined in Section 5.22.

“Employee Notes” shall mean those certain notes entered into by and between the Company and the Loan Recipients as set forth on Exhibit F.

“Employment Agreement” means each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement between the Company, or any Affiliate and any Employee, consultant, contractor or advisor.

“Environmental Law” is defined in Section 3.24(b).

“ERISA” is defined in Section 3.26(a).

“ERISA Affiliate” means any trade or business that is treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” is defined in Section 2.5(b)(iii).

“Escrow Agreement” is defined in Section 2.5(b)(iii).

“Escrow Amount” is defined in Section 2.5(b)(iii).

“Escrow Claim Notice” is defined in Section 7.4(b).

“Escrow Per Share Consideration” shall mean, with respect to any disbursement from the Escrow Amount or Specified Matter Escrow Amount payable to Holders pursuant to this Agreement, an amount in cash equal to the quotient obtained by dividing (a) the amount of such disbursement by (b) the Closing Vested As-Converted Common Stock.

“Estimated Closing Adjustment” shall mean (a) the amount by which the Estimated Closing Working Capital is less than the Closing Working Capital Target (expressed as a negative number), if the amount of Estimated Closing Working Capital is less than Closing Working Capital Target, (b) the amount by which the amount of Estimated Closing Working Capital is greater than the Closing Working Capital Target (expressed as a positive number), if the amount of Estimated Closing Working Capital is greater than the Closing Working Capital Target.

“Estimated Closing Working Capital” is defined in Section 2.6(a).

“Excess Retention Milestone Payment” is defined in Section 2.3(c).

“Exchange Documents” is defined in Section 2.5(c)(iv).

“Expense Fund” is defined in Section 7.6(g).

“Expense Fund Amount” is defined in Section 7.6(g).

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“Extended Survival Period” is defined in Section 7.1(a).

“Final Closing Adjustment” shall mean (a) the amount by which the Final Closing Working Capital is less than the Estimated Closing Working Capital (expressed as a negative number), if the amount of Final Closing Working Capital is less than Estimated Closing Working Capital, (b) the amount by which the amount of Final Closing Working Capital is greater than the Estimated Closing Working Capital (expressed as a positive number), if the amount of Final Closing Working Capital is greater than the Estimated Closing Working Capital.

“Final Closing Working Capital” is defined in Section 2.6(e).

“Financing” is defined in Section 4.6(a).

“Financing Source Parties” is defined in Section 10.6.

“Foreign Plan” is defined in Section 3.26(g).

“Forfeited Consideration” is defined in Section 2.5(i).

“Fraud” means fraud and intentional misrepresentation (in each case, with the element of scienter) and Willful Breach (which shall relate only to covenants set forth in this Agreement).

“Fundamental Representations” is defined in Section 7.1(a).

“Fundamental IP Representations” is defined in Section 7.1(a).

“GAAP” is defined in Section 3.7(a).

“Generally Available Software” means any generally commercially available software in executable code form that is available for a cost of not more than Seventy Thousand Dollars ($70,000) for a perpetual license for a single user or work station (or One Hundred Twenty-Five Thousand Dollars ($125,000) in the aggregate for all users and work stations).

“Good Reason” means a provision in any offer letter or agreement for services covering a constructive termination of a Person’s service with Surviving Corporation, Parent or Hiring Affiliate for a (i) the material diminution in such Person’s responsibilities, authority and function; or (ii) a reduction in such Person’s base salary, target bonus opportunity as a percentage of base salary, overall benefits package or any other material breach of any material provision of such offer letter or agreement, provided, however, that Good Reason shall not be deemed to have occurred in the event of a reduction in such Person’s base salary that is pursuant to a salary reduction program affecting substantially all of the senior level employees of the Company and that does not adversely affect such Person to a greater extent than other similarly situated employees; or (iii) a requirement by the Surviving Corporation, Parent or Hiring Affiliate that such Person relocate his principal location of employment to a location that is more than fifty (50) miles outside of the metropolitan area where such Person is headquartered.

“Governmental Entity” is defined in Section 3.4(a).

“Guaranteed Obligations” is defined in Section 10.16.

“Hazardous Material” is defined in Section 3.24(a).

“Hazardous Materials Activities” is defined in Section 3.24(b).

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“Hercules” means Hercules Technology Growth Capital, Inc.

“Hiring Affiliate” means Parent or an Affiliate of Parent that hires a Continuing Employee.

“Holder Representative” is defined in Section 7.6(a).

“Holder Representative Expenses” is defined in Section 7.6(d).

“Holder Representative Group” is defined in Section 7.6(d).

“Holders” means the Company Converted Stockholders and Vested Option Holders.

“Inbound Licenses” is defined in Section 3.14(e).

“Included API” is defined in Section 2.2(c)(v).

“Indebtedness” means, without duplication, with respect to any Person (i) all obligations for borrowed money or extensions of credit (including bank overdrafts and advances), (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations as lessee capitalized in accordance with GAAP, (v) all obligations of others secured by a Lien on any asset, whether or not such obligations are assumed, (vi) all obligations, contingent or otherwise, directly or indirectly guaranteeing any obligations of any other Person, all obligations to reimburse the issuer in respect of letters of credit (to the extent drawn) or under performance or surety bonds, or other similar obligations, (vii) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements, and (viii) all obligations in respect of futures contracts, swaps, other financial contracts and other similar obligations (determined on a net basis as if such contract or obligation was being terminated early on such date); but shall exclude intercompany indebtedness.

“Indemnified D&Os” is defined in Section 5.15(a).

“Indemnity Deductible” means Five Hundred Sixty Thousand Dollars ($560,000).

“Independent Accountant” is defined in Section 2.7.

“Investor Agreements” means (i) the Second Amended and Restated Investors’ Rights Agreement, dated as of October 27, 2005 (as amended), by and among the Company and the parties thereto; (ii) the letter agreement dated June 13, 2002, as amended as of August 9, 2004, between the Company and Intel Capital Corporation; (iii) the letter agreement dated February 15, 2005 between the Company and QUALCOMM Incorporated; and (iv) the letter agreement dated October 27, 2005 between the Company and Mitsui & Co. Venture Partners II, L.P.

“IP Contracts” means all Company Contracts relating to Technology or Intellectual Property Rights.

“IP Defense Costs” is defined in Section 7.4(c)(v).

“IP Third Party Claim” is defined in Section 7.2(c)(vi).

CONFIDENTIAL

“Intellectual Property Rights” .means worldwide (i) patents and patent applications, (ii) copyrights, copyright registrations and applications for copyright registration, “moral” rights and mask work rights, (iii) trade secrets, (iv) trademarks, trade names, logos and service marks (“Trademarks”), (v) domain names and web addresses, (vi) any registrations or applications for registration for any of the foregoing, including any divisions, continuations, continuations-in-part, renewals, reissuances and extensions (as applicable) and (vii) analogous rights to those set forth above.

“Key Employee” means those individuals set forth on Exhibit N.

“knowledge” (including any derivation thereof such as “known” or “knowing”) means, as of the date of this Agreement, with respect to the Company, the actual knowledge, after reasonable inquiry, of Tasso Roumeliotis, Joel Grossman, Edward Abbati, Steven Ginn and Jason Finkelstein, and with respect to Ultimate Parent, Parent, and Merger Sub, the actual knowledge, after reasonable inquiry, of the executive officers of Parent.

“Law” means any federal, state, foreign, or local law, statute, ordinance, rule, wage, order, regulation, writ, injunction, directive, order, judgment, administrative interpretation, treaty, decree, administrative or judicial decision and any other executive, legislative, regulatory or administrative proclamation.

“Leases” is defined in Section 3.12(b).

“Letter of Transmittal” is defined in Section 2.5(iv).

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, charge, option, right of first refusal, easement, restriction, reservation, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, or encumbrance of any nature whatsoever.

“Limited Guaranty” is defined in Section 10.16.

“Loan Recipient” is defined in Section 2.5(j).

“Loan Repayment Amount” is defined in Section 2.5(j).

“Loss Contract” is defined in Section 3.16.

“Losses” is defined in Section 7.2(a).

“Maximum Amount” is defined in Section 3.16.

“made available” means that the document or information referenced was posted at least one (1) Business Day (unless otherwise consented to in writing by Parent) prior to the date of this Agreement, and remained so posted as of the date of this Agreement, to the virtual data room hosted by the Company and utilized by the Company in providing due diligence information and materials to Parent and its representatives in connection with the transactions contemplated hereby.

“Marketing Period” means a period of fifteen (15) consecutive Business Days following written notice by Parent in accordance with the Debt Commitment Letter that it has provided the Required Information (as defined in the Debt Commitment Letter); provided, however, that (x) the entirety of the Marketing Period must (i) occur after September 2, 2014, (ii) end prior to December 19, 2014 or commence after January 5, 2015, and (iii) November 28, 2014 shall not count as a business day for this purpose and (y) the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of such fifteen (15) consecutive Business Day period, Parent has received a notice in writing from the Financing Source Parties in accordance with the Debt Commitment Letter that the Required Information has not been delivered.

CONFIDENTIAL

“Market Ready” shall mean functional and ready to launch.

“Maximum Deferred Merger Consideration” is defined in Section 2.2(a)(iii).

“Maximum Stock Consideration” shall mean an amount in cash equal to (i) the Total Consideration minus (ii) the Vested Option Consideration minus (iii) the Unvested Option Consideration minus (iv) the Unvested Share Consideration.

“Maximum Year 1 Deferred Merger Consideration” means an amount equal to sixty percent (60%) of the Maximum Deferred Merger Consideration.

“Maximum Year 2 Deferred Merger Consideration” means an amount equal to forty percent (40%) of the Maximum Deferred Merger Consideration.

“Merger” is defined in Recital A.

“Merger Sub” is defined in the Preamble.

“Milestone” is defined in Section 2.2(c).

“Milestone Achievement Notice” is defined in Section 2.2(d).

“Milestone Payments” is defined in Section 2.2(c).

“NPE” means a Non-Practicing Entity.

“[***]” means [***] ($[***]).

“Net Revenue” means, for the applicable period, (a) the net subscription revenue, recognized in accordance with GAAP (except as otherwise described herein) generated by the Business as a result of (i) the distribution of the products and/or services listed in Exhibit C; (ii) the distribution of any new products and/or services of the Business; and (iii) the distribution of Parent products and/or services by the Business, and (b) the net revenue, recognized in accordance with GAAP (except as otherwise described herein) generated by the Business as a result of development of products and/or services by the Business. Net subscription revenue for the purpose of this definition means gross revenue charged by a Carrier or collected by a payment provider, less refunds and chargebacks incurred by a Carrier or payment provider, and after the deduction of a Carrier’s contractual revenue share or a payment provider’s collection / processing fees, if applicable, less SLA Penalties, and plus, for Year 1 only, if the “Net Revenue” otherwise equals or exceeds $[***], an amount equal to $[***].

“Net Revenue Statement” is defined in Section 2.2(b).

“Non-Practicing Entity” means a person or entity which enforces patent rights against accused infringers but does not manufacture or sell products or supply services based upon the patents in question.

“Objection Notice” is defined in Section 2.2(d).

CONFIDENTIAL

“Offer Package Agreements” means Parent’s form of (i) offer letter, (ii) Confidentiality Assignment of Inventions and Non-Solicitation Agreement and (iii) such other agreements and documents as the Hiring Affiliate requires generally of its employees, except as otherwise required or limited by applicable Law.

“Open Source Software” is defined in Section 3.14(p).

“Operators” is defined in Section 3.17(a)(xxii).

“Operator Agreements” is defined in Section 3.15(a)(xix).

“Optionholder Letters of Transmittal” is defined in Section 2.5(c)(iii).

“Ordinary Course Outbound Agreements” is defined in Section 3.14(h).

“[***]” is defined in Section 2.2(c)(vi).

“[***]” is defined in Section 2.2(c)(v).

“Outbound Licenses” is defined in Section 3.14(h).

“Parent” is defined in the Preamble.

“Parent Indemnified Parties” is defined in Section 7.2(a).

“Parent Plans” is defined in Section 5.12(b).

“Parent Related Parties” is defined in Section 8.2(c).

“Payment Agent” is defined in Section 2.5(a).

“Payoff Letter” is defined in 5.10.

“Payroll Payment” is defined in Section 2.5(a)(ii).

“Per Unvested Option Consideration” shall mean in respect of each share of Company Class A Common Stock subject to an Unvested Company Option, an amount equal to the greater of (i) the difference of (A) the Unadjusted Per Unvested Option Consideration minus (B) the applicable per share exercise price of such Unvested Company Option and (ii) zero.

“Per Vested Option Consideration” shall mean in respect of each share of Company Class A Common Stock subject to a Vested Company Option, an amount equal to the greater of (i) the difference of (A) the Unadjusted Per Vested Option Consideration minus (B) the applicable per share exercise price of such Vested Company Option and (ii) zero.

“Per Option Year 1 Milestone Payment” shall mean in respect of each share of Company Class A Common Stock subject to a Company Option, an amount equal to the Per Share Year 1 Milestone Payment.

“Per Option Year 1 Net Revenue Payment” shall mean in respect of each share of Company Class A Common Stock subject to a Company Option, an amount equal to the Per Share Year 1 Net Revenue Payment.

CONFIDENTIAL

“Per Option Year 2 Milestone Payment” shall mean in respect of each share of Company Class A Common Stock subject to a Company Option, an amount equal to the Per Share Year 2 Milestone Payment.

“Per Option Year 2 Net Revenue Payment” shall mean in respect of each share of Company Class A Common Stock subject to a Company Option, an amount equal to the Per Share Year 2 Net Revenue Payment.

“Per Share Forfeited Consideration” shall mean, with respect to any calendar quarter in which a termination has occurred pursuant to Section 2.5(i), an amount in cash equal to the quotient obtained by dividing (a) Forfeited Consideration for such quarter, if any, by (b) the Remaining Fully Diluted Common.

“Per Share Post-Closing Excess Consideration” shall mean an amount in cash equal to the quotient obtained by dividing (a) the Post-Closing Adjustment Excess (if any) by (b) the Closing Vested As-Converted Common Stock.

“Per Share Year 1 Milestone Payment” shall mean an amount in cash equal to the quotient obtained by dividing (a) the Year 1 Milestone Payment by (b) the Closing Fully Diluted Common Stock.

“Per Share Year 1 Net Revenue Payment” shall mean an amount in cash equal to the quotient obtained by dividing (a) the Year 1 Net Revenue Payment by (b) the Closing Fully Diluted Common Stock.

“Per Share Year 2 Milestone Payment” shall mean an amount in cash equal to the quotient obtained by dividing (a) the Year 2 Milestone Payment by (b) the Closing Fully Diluted Common Stock.

“Per Share Year 2 Net Revenue Payment” shall mean an amount in cash equal to the quotient obtained by dividing (a) the Year 2 Net Revenue Payment by (b) the Closing Fully Diluted Common Stock.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Personal Data” means all data relating to one or more individual(s) that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Company, is capable of identifying an individual).

“Per Unvested Share Consideration” shall mean in respect of each Unvested Company Share, an amount equal to the quotient of (A) the Unvested Share Consideration divided by (B) the aggregate number of Unvested Company Shares.

“Permitted Liens” means, for any Person, any: (a) Liens in respect of Taxes not yet due and payable or otherwise being contested in good faith; (b) statutory landlord’s, warehouse, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business; (c) conditions, easements and reservations of rights, including rights of way or servitudes, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the real property leased by such Person; (d) with respect to leased real property, zoning, building codes and other land use Laws regulating the use or occupancy of such leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such leased real property; and (e) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the Business as currently conducted.

CONFIDENTIAL

“Pre-Closing Statement” is defined in Section 2.6(a).

“Post-Closing Adjustment Deficit” is defined in Section 2.6(e)(i)(B).

“Post-Closing Adjustment Excess” is defined in Section 2.6(e)(i)(A).

“Post-Closing Statement” is defined in Section 2.6(b).

“Potential Buyer” means any Person (excluding Parent or its designees) who has received confidential information of the Company in connection with an actual or potential solicitation, proposal or offer to (i) enter into a merger, share exchange, business combination, reorganization, consolidation or similar transaction involving the Company, (ii) acquire the beneficial ownership of any equity interest in the Company, whether by issuance by the Company or by purchase (through a tender offer, exchange offer, negotiated purchase or otherwise) from the stockholders of the Company or otherwise, or (iii) license or transfer all of or a material portion of the assets of the Company, or any preliminary indication of interest in any such transaction.

“Privacy Laws” is defined in Section 3.14(t)(i).

“Privacy Policies” is defined in Section 3.14(u).

“Pro Rata Share” means, with respect to each holder of Company Converted Capital Stock or Vested Company Options, the quotient obtained by dividing (a) the sum of (i) the aggregate number of shares of Company Converted Capital Stock held by such holder and (ii) the aggregate number of Shares of Company Converted Capital Stock issuable upon conversion of the Vested Company Options held by such holder, by (y) the Closing Vested As-Converted Common Stock.

“Registered Intellectual Property” means Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any state, provincial, federal government or other public or quasi-public legal authority, or any applications for any of the foregoing.

“Related Agreements” is defined in Section 3.2(a).

“Remaining Fully Diluted Common” shall mean the sum of (x) the shares of Company Class A Common Stock outstanding as of immediately prior to the Effective Time plus (y) the shares of Company Class A Common Stock issuable upon the exercise, or net exercise, as applicable, conversion or exchange in full of all Company Preferred Stock, Company Options, Company Warrants and other securities exercisable for, convertible into or exchangeable for shares of Company Capital Stock outstanding as of immediately prior to the Effective Time regardless of whether such shares of Company Preferred Stock, Company Options, Company Warrants and other convertible securities are vested, unvested or actually so exercised; provided, that any Unvested Company Options and Unvested Company Shares held by any Person that has been terminated as set forth in Section 2.5(i) shall not be included in such calculation.

“Representatives” is defined in Section 5.11.

“Requisite Company Indemnifying Parties” is defined in Section 8.3.

CONFIDENTIAL

“Resolution Period” is defined in Section 2.6(d).

“Revenue Tax Matter” is defined as any Losses otherwise indemnifiable pursuant to Section 7.2(a) that relate to or arise out of the Revenue Tax Letter (as defined in the Company Disclosure Schedule).

“Review Period” is defined in Section 2.6(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Security Policies” is defined have the meaning set forth in Section 3.14(w).

“Secondary Request” is defined in Section 5.6(b).

“Security Policies” is defined in Section 3.14(w).

“Seller Related Parties” is defined in Section 10.4(a).

“Series A Preferred Stock” means the preferred stock of the Company, designated Series A Preferred Stock, par value $.0001 per share.

“Series B Preferred Stock” means the preferred stock of the Company, designated Series B-1 Preferred Stock, par value $.0001 per share.

“Series B-1 Preferred Stock” means the preferred stock of the Company, designated Series B-2 Preferred Stock, par value $.0001 per share.

“Services” is defined in Section 3.16.

“Services Agreements” is defined in Section 3.16.

“Signing Date Stockholders Consent” is defined in Section 5.17(a).

“SLA Penalties” means SLA Penalty Entitlements (except as set forth in Sections 2.3(d) and 2.3(e)).

“SLA Penalty Entitlements” means, for a given period, fees or revenue credits to which mobile operators are entitled (as required to be accounted for under by GAAP) for not meeting required service levels as defined in the mobile operator agreements.

“SLA Penalty Withholdings” means, for a given period, fees or revenue credits which mobile operators have actually or agreed to withhold (for such period) for not meeting required service levels as defined in the mobile operator agreements.

“Specified Matter Escrow Amount” is defined in Section 2.5(b)(iii).

“Specified Matter” is defined in Section 7.2(a)(vii).

“Specified Losses” is defined in Section 7.3(b).

“Spreadsheet” is defined in Section 5.21.

CONFIDENTIAL

“Standard Form Agreement” is defined in Section 3.14(g).

“Still Employed” means at any given time (i) the continuing service relationship of a Person with Surviving Corporation, Parent or Hiring Affiliate at such time, or (ii) the termination of a Person’s service with Surviving Corporation, Parent or Hiring Affiliate (A) by such Person for Good Reason, (B) by Surviving Corporation, Parent or Hiring Affiliate with or without cause or (C) due to death or disability.

“Stockholder Consent” is defined in Section 5.17(a).

“Stockholder Letter of Transmittal” is defined in Section 2.5(c)(iv).

“Straddle Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date. For purposes of this Agreement, the amount of any Taxes based on or measured by income or receipts, sales or use, employment or withholding by the Company for the pre-closing portion of any Straddle Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any entity in which the Company owns a beneficial interest shall be deemed terminated as of such time), and the amount of any other Taxes for the pre-closing portion of any Straddle Period shall be deemed to be the amount of any such Taxes for the entire taxable period multiplied by a fraction the numerator of which is the number of days in such taxable period ending as of the close of business on the Closing Date and the denominator of which is the number of days in such Straddle Period.

“Subsidiary” means any corporation, limited liability company, partnership, association, joint venture or other business entity of which the Company owns, directly or indirectly, (i) more than fifty percent (50%) of the stock or (ii) other equity interest having voting power to elect a majority of the members of the board of directors or other person performing similar functions.

“Survival Period” is defined in Section 7.1(a).

“Surviving Corporation” is defined in Section 1.1.

“Tax” means any federal, state, local and foreign taxes, including but not limited to; net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, customs duty or other tax under Section 59A of the Code, together with all interest, penalties, additions to tax and additional amounts with respect thereto.

“Tax Attribute” is defined in Section 7.3(g).

“Tax Authority” means any Governmental Entity responsible for the imposition or collection of any Tax.

“Tax Contest” is defined in Section 5.14(e).

“Tax Returns” means all returns, declarations, reports, claims for refund, information statements and other documents relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.

CONFIDENTIAL

“Technology” means all of the following: (i) works of authorship, including computer programs, whether in source code or in executable code form, architecture and documentation, (ii) inventions (whether or not patentable), technology, discoveries and improvements, (iii) proprietary and confidential information, trade secrets and know-how, (iv) databases, data compilations and collections, and customer and technical data, (v) methods and processes, and (vi) devices, prototypes, designs and schematics.

“Telefonica Amendment” means the Amendment, by and between the Company and Telefónica Móviles España, S.A.U., in substantially the form attached hereto as Exhibit M.

“Termination Date” is defined in Section 8.1(b).

“Third-Party Claim” is defined in Section 7.4(a).

“Tier 1 Carrier” means a Carrier with a network that has more than 10 million subscribers in the target region.

“Total Closing Consideration” shall mean an amount in cash equal to (a) One Hundred Forty Million Dollars ($140,000,000), plus (b) the amount of Closing Cash, plus (c) the Aggregate Strike Price Amount, plus (d) the Aggregate Employee Loan Amount minus (e) the amount of Closing Indebtedness, minus (f) the Acquisition Expenses (if any).

“Total Consideration” shall mean an amount in cash equal to (a) the Total Closing Consideration plus (b) the Total Earnout Consideration.

“Total Earnout Consideration” shall mean the total amount paid by Parent pursuant to Section 2.3, which amount shall not exceed Thirty-Six Million Dollars ($36,000,000).

“Transaction Approval” is defined in Section 3.2(a).

“Ultimate Parent” is defined in the Preamble.

“Ultimate Parent Board Recommendation” is defined in Recital C.

“Ultimate Parent Shareholder Approval” is defined in Section 4.2(b).

“Ultimate Parent Shareholders Meeting” is defined in Section 5.19.

“Ultimate Parent Termination Fee” is defined in Section 8.2(b).

“Unadjusted Per Unvested Option Consideration” shall mean an amount in cash determined by dividing (a) the Unvested Option Consideration by (b) the number of shares of Company Class A Common Stock issuable upon the exercise of all Unvested Company Options.

“Unadjusted Per Vested Option Consideration” shall mean an amount in cash determined by dividing (a) the Vested Option Consideration by (b) the number of shares of Company Class A Common Stock issuable upon the exercise of all Vested Company Options.

“Unvested Company Option” shall mean any Company Option (or portion thereof) that is unvested and outstanding immediately prior to the Effective Time; provided, however, Unvested Company Option shall not include any Company Options (or portion thereof) that, as a result of the Merger, will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other such conditions.

“Unvested Company Option Letter of Transmittal” is defined in Section 2.5(c)(i).

CONFIDENTIAL

“Unvested Company Share” shall mean any right to a share of Company Class A Common Stock (i.e. a Restricted Stock Unit), that, as of immediately prior to the Effective Time, is unvested and outstanding or subject to a right of repurchase, risk of forfeiture or other condition under any applicable restricted stock purchase agreement, with the Company; provided, however, Unvested Company Share shall not include any shares of Company Class A Common Stock that, (a) as a result of the Merger, will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other such conditions or (b) has been repurchased by or forfeited to the Company immediately prior to the Effective Time.

“Unvested Option Consideration” shall mean an amount in cash equal to the product of (i) the Total Closing Consideration multiplied by (ii) the Unvested Option Consideration Percentage.

“Unvested Option Consideration Percentage” shall mean the percentage determined by dividing (i) the aggregate number of shares of Company Class A Common Stock issuable upon the exercise of all Unvested Company Options by (ii) the Closing Fully Diluted Common Stock.

“Unvested Share Consideration” shall mean an amount in cash equal to the product of (a) the Total Closing Consideration multiplied by (b) the Unvested Share Consideration Percentage.

“Unvested Share Consideration Percentage” shall mean the percentage determined by dividing (a) the aggregate number of Unvested Company Shares by (b) the Closing Fully Diluted Common Stock.

“Unvested Stockholder Letter of Transmittal” is defined in Section 2.5(c)(ii).

“Updated Disclosure” is defined in Section 5.18(b).

“Vested Company Option” shall mean any Company Option (or portion thereof) that is vested and outstanding immediately prior to the Effective Time, after taking into account any Company Option (or portion thereof) that, as a result of the Merger, will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other such conditions.

“Vested Company Option Holder” shall mean any holder of a Vested Company Option as of immediately prior to the Effective Time.

“Vested Option Consideration” shall mean an amount in cash equal to the product of (i) the Closing Stock and Vested Option Consideration multiplied by (ii) the Vested Option Consideration Percentage.

“Vested Option Consideration Percentage” shall mean the percentage determined by dividing (i) the aggregate number of shares of Company Class A Common Stock issuable upon the exercise of all Vested Company Options by (ii) the Closing Vested As-Converted Common Stock.

“Vested Restricted Shares” shall mean Class A Common Stock, the right to which (a) have already vested as of the Closing Date or (b) shall, as a result of the Merger, will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other such conditions pursuant to a restricted stock purchase agreement.

“Voluntarily Resign” means the termination of an Employee’s service with Surviving Corporation, Parent or Hiring Affiliate by reason of the Employee’s voluntary resignation, which shall not include termination of the Employee’s service for Good Reason or due to the death or disability of the Employee.

CONFIDENTIAL

“WARN Act” is defined in Section 3.26(i).

“Willful Breach” means the taking of an intentional action that the breaching party knew was a breach of the Agreement when taking the action causing such breach.

“Working Capital” means the excess of (i) the Company’s current assets as of 11:59 p.m. (local time for the Company) on the day immediately prior to the Closing Date (excluding cash, debt and deferred revenue (current and non-current)) over (ii) the Company’s current liabilities as of 11:59 p.m. (local time for the Company) on the day immediately prior to the Closing Date (assuming Acquisition Expenses are paid by the Company and not included as liabilities and current and deferred income Tax assets and liabilities are excluded from such calculation). The foregoing shall be determined in accordance with GAAP and the historical principles, methodologies and practices of the Company.

“Year 1” is defined in Section 2.2(b).

“Year 1 Additional Excess” is defined in Section 2.3(d)(ii).

“Year 1 Adjusted Net Revenue Payment” is defined in Section 2.3(d)(i).

“Year 1 Second Adjusted Net Revenue Payment” is defined in Section 2.3(e)(ii).

“Year 1 Catch-Up Amount” is defined in Sections 2.3(d)(ii) or 2.3(d)(iii), as applicable.

“Year 1 Clawback Amount” is defined in Section 2.3(e)(ii).

“Year 1 Deferred Merger Consideration” is defined in Section 2.2(a)(i).

“Year 1 Excess” is defined in Section 2.2(a)(i).

“Year 1 Milestone Payment” is defined in Section 2.2(c).

“Year 1 Net Revenue Payment” is defined in Section 2.2(b)(i).

“Year 1 Payment Date” is defined in Section 2.3(a).

“Year 1 Second Adjusted Net Revenue” is defined in Section 2.5(e)(iii).

“Year 1 SLA Withholding” is defined in Section 2.3(d)(i).

“Year 2” is defined in Section 2.2(b).

“Year 2 Additional Excess” is defined in Section 2.3(e)(ii).

“Year 2 Adjusted Net Revenue Payment” is defined in Section 2.3(e)(i).

“Year 2 Catch-Up Amount” is defined in Sections 2.3(e)(ii) or 2.3(e)(iii), as applicable.

“Year 2 Deferred Merger Consideration” is defined in Section 2.2(a)(ii).

“Year 2 Milestone Payment” is defined in Section 2.2(c).

“Year 2 Net Revenue Payment” is defined in Section 2.2(b)(ii).

CONFIDENTIAL

“Year 2 Payment Date” is defined in Section 2.3(b).

“Year 2 SLA Withholding” is defined in Section 2.3(e)(i).

9.2 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) The words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement, and Exhibits and Schedules to this Agreement or to the Company Disclosure Schedule, as the context may require. The Company Disclosure Schedule shall be deemed a part of, and is incorporated by reference into, this Agreement.

(e) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(f) Any dollar thresholds indicated in this Agreement shall not be an admission or reflective of what is or may be deemed to be material or a “Material Adverse Effect.”

(g) All references to “$” or “dollars” herein shall be references to the lawful currency of the United States of America.

(h) Whenever this Agreement requires the disclosure of an agreement on the Company Disclosure Schedule or the delivery to Parent of an agreement, that disclosure requirement or delivery requirement, as applicable, shall also require the disclosure or delivery of each and every amendment, extension, exhibit, attachment, schedule, addendum, appendix, statement of work, change order, and any other similar instrument or document relating to that agreement.

ARTICLE X

GENERAL PROVISIONS

10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given and received if properly addressed: (i) if delivered personally, by commercial delivery service or by facsimile (with acknowledgment of a complete transmission), on the day of delivery; or (ii) if delivered by internationally recognized courier (appropriately marked for next day delivery), one Business Day after sending; or (iii) if delivered by first class, registered or certified mail (return receipt requested), three (3) Business Days after mailing. Notices shall be deemed to be properly addressed to any party hereto if addressed to the following addresses (or at such other address for a party as shall be specified by like notice):

CONFIDENTIAL

(a)	if to Parent or Merger Sub, to:

AVG Technologies USA, Inc.

149 Bluxome Street

San Francisco, CA 94107

Attention: Harvey J. Anderson, Chief Legal Officer

Telephone: (415) 371-2000

Facsimile: 31 20 522 6211

with a copy (which shall not constitute notice) to:

Sideman & Bancroft LLP

One Embarcadero Center, 22nd Floor

San Francisco, CA 94111

Attention: Alisa Won

Telephone: (415) 733-3969

Facsimile: (415) 392-0827

if to the Company, to:

WaveMarket, Inc.

5980 Horton, Suite 675

Emeryville, CA 94608

Attention: Tasso Roumeliotis and Joel Grossman

Facsimile: (415) 276-8955

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

135 Commonwealth Drive

Menlo Park, CA 94314

Attention: Anthony J. McCusker and Lawrence M. Chu

Telephone: (650) 752-3100

Facsimile: (650) 853-1038

(b)	if to the Holder Representative to:

Fortis Advisors LLC

Attention: Notice Department

Facsimile: (858) 408-1843

Email: notices@fortisrep.com

10.2 Entire Agreement. Except for the Confidentiality Agreement, this Agreement, the schedules and Exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in the foregoing, no DFS Provision may be amended or waived without the consent of the Financing Source Parties.

CONFIDENTIAL

10.3 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.4 Specific Performance.

(a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, in each case without the requirement of posting any bond or other type of security. The Company, the Holder Representative and any of their respective Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners assignees or Representatives (collectively, the “Seller Related Parties”) shall only be entitled to specific performance of Parent’s obligations to consummate the transactions contemplated hereby, in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing or the failure of which is caused by a material breach by Parent or Merger Sub of this Agreement), and (ii) this Agreement has not otherwise been terminated; and

(b) under no circumstance shall Company or any Seller Related Party be permitted or entitled to receive both a grant of specific performance pursuant to this Section and payment of the Termination Fee.

10.5 Expenses.

(a) In the event the Merger is not consummated, all fees and expenses incurred in connection with the Merger, including all legal, accounting, tax and financial advisory, consulting, investment banking and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby shall be the obligation of the party incurring such fees and expenses. To the extent not already paid, as soon as practicable following the Closing Date, Parent shall cause the Surviving Corporation to pay (x) the fees and expenses set forth in clause (i) of the definition of Acquisition Expenses and (y) the fees, commissions, obligations, bonuses and other payments set forth in clause (ii) of the definition of Acquisition Expenses in accordance with the terms of the relevant agreement governing the payment of such fees, commissions, obligations, bonuses or other payments.

(b) Notwithstanding any provision of this Agreement to the contrary, the parties hereto acknowledge and agree that the fees and expenses of the Payment Agent and the Escrow Agent shall be borne by Parent and Merger Sub.

10.6 Successors and Assigns; Parties in Interest.

(a) This Agreement shall be binding upon the Company, Parent, Merger Sub and the Holder Representative (in its capacity as such), and their respective successors and assigns, if any. This Agreement shall inure to the benefit of the parties hereto, the Indemnified D&Os and the Parent Indemnified Parties and the respective successors and assigns (if any) of the foregoing. Notwithstanding the foregoing, each Financing source (collectively, the “Financing Source Parties”) shall be an express third party beneficiary with respect to Section 8.2(c), the last sentence in Section 10.2, Section 10.6(a), Section 10.8, and Section 10.9(a) (the “DFS Provisions”).

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(b) No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Parent and the Company, except that Parent may assign its rights and delegate its obligations hereunder to any Affiliate without the Company’s consent.

(c) Except (i) as provided in the following sentence, and (ii) for the rights of the Company Stockholders under this Agreement and the DGCL to receive a portion of the Total Consideration, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, interests, benefits or other remedies of any nature under or by reason of this Agreement. This Agreement is intended to benefit the Parent Indemnified Parties and the Indemnified D&Os, each Parent Indemnified Party and Indemnified D&O shall be deemed a third-party beneficiary of this Agreement and this Agreement shall be enforceable by the Parent Indemnified Parties and the Indemnified D&Os. Except as set forth in this Section 10.6(c), none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties and their respective successors and assigns, if any. It is expressly acknowledged that Section 5.12 shall not confer upon any Employee any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including in respect of the matters set forth in Section 5.12 or elsewhere in this Agreement.

10.7 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

10.8 Governing Law; Venue.

(a) This Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware without regard to the laws of such jurisdiction that would require the substantive laws of another jurisdiction to apply; provided, that all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York.

(b) Unless otherwise explicitly provided in this Agreement, any action, claim, suit or proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced in the Delaware Court of Chancery. Each party hereto (i) expressly and irrevocably consents and submits to the jurisdiction of the Delaware Court of Chancery, and each appellate court located in the State of Delaware, in connection with any such proceeding; (ii) agrees that each such court shall be deemed to be a convenient forum; (iii) agrees that service of process in any such proceeding may be made by giving notice pursuant to Section 10.1; and (iv) agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding commenced in any such court, any claim that such party is not subject personally to the jurisdiction of such court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

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(c) Each Party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement, including any dispute arising out of the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom). The Parties agree that process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 10.1 shall be deemed effective service of process on such Party.

10.9 Certain Waivers.

(a) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT OR ANY RELATED AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE FINANCING).

(b) EXCEPT AS SET FORTH IN THE DEFINITION OF “LOSSES”, EACH PARTY, TO THE FULLEST EXTENT PERMITTED BY LAW, IRREVOCABLY WAIVES ANY RIGHTS THAT IT MAY HAVE TO PUNITIVE, EXEMPLARY OR SIMILAR DAMAGES BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS OR ACTIONS OF ANY OF THEM RELATING THERETO.

(c) EACH OF THE COMPANY, PARENT AND MERGER SUB (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.

10.10 Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.11 Counterparts; Facsimile Delivery. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page. Any party that delivers a signature page by facsimile or electronic image transmission shall deliver an original counterpart to any other party that requests such original counterpart.

10.12 Attorneys’ Fees. If any action, claim, suit or proceeding relating to this Agreement or any of the Related Agreements or the enforcement of any provision thereof is brought against any party, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party may be entitled.

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10.13 Attorney-Client Privilege. Neither Parent nor any of its Affiliates, including the Surviving Corporation, shall have access to (and Parent hereby waives, on behalf of each, any right of access it may otherwise have with respect to) any such communications or the files or work product of the Company’s counsel, to the extent that they directly relate to the Merger contemplated under this Agreement (but not the preparation of the Schedules hereto), whether or not the Closing occurs. Without limiting the generality of the foregoing, Parent acknowledges and agrees, for itself and on behalf of its Affiliates, including the Surviving Corporation, upon and after the Closing the Holder Representative shall be the sole holders of the attorney-client privilege with respect to any privileged matters herein, and neither Parent nor any of its Affiliates, including the Surviving Corporation, shall be a holder thereof.

10.14 Time of the Essence. Time is of the essence of this Agreement.

10.15 No Additional Representations. Each of Parent and Ultimate Parent acknowledges and agrees that (a) none of the Company nor any other Person has made any representation or warranty, expressed or implied, as to the Company or any of its Subsidiaries, the accuracy or completeness of any information regarding the Company and its Subsidiaries furnished or made available to Parent, the Merger Sub and their representatives, or any other matter related to the transactions contemplated herein, except as expressly set forth in this Agreement, (b) Parent and the Merger Sub have not relied on any representation or warranty from the Company or any other Person in determining to enter into this Agreement, except as expressly set forth in this Agreement, (c) none of the Company or any other Person shall have or be subject to any liability to Parent or any other Person resulting from the distribution to Parent, or Parent’s use of, any information, documents or material made available to Parent or conveyed in any management presentations or in any other form in expectation of the transactions contemplated hereby; provided, that the foregoing shall not prevent, prohibit or diminish in any way any action for fraud against the Person perpetrating such fraud, and (d) none of the Company or any other Person shall have any liability to Parent or any other Person with respect to any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Company or the future business, operations or affairs of the Company.

10.16 Limited Guaranty. The Ultimate Parent hereby absolutely, irrevocably and unconditionally guarantees to the Company (the “Limited Guaranty”), subject to the terms and conditions hereof, but only up to the Maximum Amount (as defined below), payment by Parent to the Company of money damages awarded to the Company for a breach of this Agreement by Parent (the “Guaranteed Obligations”). The maximum aggregate liability of the Ultimate Parent hereunder (the “Maximum Amount”) will not under any circumstances exceed (a) Thirty Six Million Dollars ($36,000,000) with respect to damages in respect of failure to pay Deferred Merger Consideration pursuant to Section 2.3, (b) the Maximum Liquidation Value as defined in the Class B Stock Agreements with respect to damages in respect of a breach by the Parent of Section 5.24 of this Agreement and (c) One Hundred Forty Million Dollars ($140,000,000) with respect to any other damages not described in the preceding clauses (a) or (b), (provided, that if this Agreement is terminated the Maximum Amount shall be zero unless the Ultimate Parent Termination Fee is payable pursuant to Section 8.2(b) in which case the Maximum Amount shall equal the Ultimate Parent Termination Fee payable) and the Company hereby agrees that the Ultimate Parent will in no event be required to pay more than the applicable Maximum Amount. This is a guaranty of payment only and not of performance is a continuing and irrevocable guaranty by Ultimate Parent of all Guaranteed Obligations now or hereafter existing and shall remain in full force and effect until all Guaranteed Obligations are indefeasibly paid in full. Ultimate Parent hereby waives presentment, protest, notice, dishonor or default, demand for payment and any other notices to which Ultimate Parent might otherwise be entitled. Ultimate Parent hereby agrees that Parent and Merger Sub may, at any time and from time to time, and without notice to Ultimate Parent, make any agreement with the Company or the Holder Representative for the extension, renewal, payment, compromise, discharge

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or release of the Guaranteed Obligations, or for any modification or amendment of the terms thereof, all without in any way impairing, releasing, discharging or otherwise affecting the obligations of Ultimate Parent hereunder. Ultimate Parent waives any defense arising by reason of any disability or other defense of Parent or Merger Sub, or the cessation from any cause whatsoever of the liability of Parent or Merger Sub (other than (A) defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under this Agreement or (B) breach by the Company of this Agreement).

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CONFIDENTIAL

IN WITNESS WHEREOF, each of the parties to this Agreement has executed and delivered this Agreement, or caused this Agreement to be executed and delivered by its duly authorized representative, as of the date first written above.

WAVEMARKET, INC.

By:	/s/ Tasso Roumeliotis
Name: Tasso Roumeliotis
Title: Chief Executive Officer

AVG TECHNOLOGIES USA, INC.

By:	/s/ Christophe François
Name: Christophe François
Title: President

DERAILLEUR ACQUISITION CORP.

By:	/s/ Todd Simpson
Name: Todd Simpson
Title: President

FORTIS ADVISORS LLC, AS THE HOLDER REPRESENTATIVE

By:	/s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director

AVG TECHNOLOGIES N.V.

By:	/s/ John Little
Name: John Little
Title: Managing Director